As filed with the Securities and Exchange Commission on January 12, 2004
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MASTEC, INC.

(Exact name of registrant as specified in its charter)

Florida	65-0829355
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

800 Douglas Road, 12th Floor

Coral Gables, Florida 33134
Telephone (305) 599-1800
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Donald P. Weinstein

Executive Vice President & Chief Financial Officer
800 Douglas Road, 12th Floor
Coral Gables, Florida 33134
Telephone (305) 599-1800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications, including all communications sent to agent for service, should be sent to:

Eliot C. Abbott, Esq.

Kluger, Peretz, Kaplan & Berlin, P.L.
Miami Center — 17th Floor
201 South Biscayne Boulevard
Miami, Florida 33131
(305) 379-9000

Copies to:

Paul Berkowitz, Esq. Greenberg Traurig, P.A. 1221 Brickell Avenue Miami, Florida 33131	Andrew C. Lynch, Esq. King & Spalding LLP 1730 Pennsylvania Avenue, NW Washington, D.C. 20006

        Approximate Date Of Commencement Of Proposed Sale To The Public: as soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box ☐.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box ☐.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐.

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box ☐.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Share(1)	Offering Price(1)	Registration Fee(1)

Common Stock, $.10 par value	16,387,500 shares	$15.93	$261,052,875	$21,120

(1)	Computed in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low price of the Common Stock on the New York Stock Exchange on January 7, 2004.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion — January 12, 2004

PROSPECTUS

14,250,000 Shares

Common Stock

        This is a public offering of shares of MasTec, Inc. common stock. We are offering 9,500,000 shares and the selling shareholders identified in this prospectus are offering an additional 4,750,000 shares. We will not receive any proceeds from the sale of the shares by the selling shareholders.

      Our common stock is listed on the New York Stock Exchange under the symbol “MTZ.” On January 9, 2004 the reported last sale price of our common stock on the New York Stock Exchange was $14.80 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

      We and certain of the selling shareholders have granted the underwriters a 30-day option to purchase up to an aggregate of 2,137,500 additional shares of common stock at the public offering price, less the underwriting discounts and commissions, on a pro rata basis, solely to cover over-allotments, if any. In the event that the underwriters exercise their over-allotment option, we will not receive any of the net proceeds from any shares sold by the selling shareholders.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We expect that the shares of our common stock will be ready for delivery to purchasers on or about                          , 2004.

FRIEDMAN BILLINGS RAMSEY

KAUFMAN BROS., L.P.

MORGAN KEEGAN & COMPANY, INC.

The date of this prospectus is                     , 2004

PROSPECTUS SUMMARY
The Offering
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES TAX CONSEQUENCES FOR NON-U.S. INVESTORS
UNDERWRITERS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT MASTEC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Employment Agreement with Donald Weinstein
Sixth Amendment to Revolving Credit Agreement
Consent of Ernst & Young LLP
Consent of PricewaterhouseCoopers LLP

      You should rely only on the information contained in this prospectus. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling shareholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus; provided, however, that any information that we file with the SEC after the date of this prospectus that is incorporated by reference in this prospectus will automatically update this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. See “Incorporation of Certain Information By Reference” and “Where You Can Find More Information About MasTec.”

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.” Unless the context otherwise requires, references in this prospectus to “MasTec,” “we,” “us” and “our” mean MasTec, Inc. and its subsidiaries.

MasTec, Inc.

Overview

      We design, build, install, maintain and upgrade networks and other facilities for providers of telecommunications, broadband (including cable, satellite and high speed Internet), energy services, traffic control and homeland security systems throughout many parts of North America. We, or our predecessors, have been active in the infrastructure services industry for over 70 years. In the nine month period ended September 30, 2003, we provided services to over 500 clients. Our industry is highly fragmented and characterized by small, local companies. With approximately 7,000 employees, we are one of the few companies in our industry that is national in scope and multi-disciplinary in competency, allowing us to address the full range of our clients’ infrastructure needs, ranging from basic installation and construction to sophisticated engineering, design and integration. We believe that our larger clients increasingly are seeking larger national vendors to provide their telecommunications, broadband and energy infrastructure services needs.

      Our clients include some of the largest and most prominent companies in the telecommunications, broadband and energy fields, many of which have selected us for multiple projects or extended engagements. We also provide services to a number of state departments of transportation. We believe that our experience, size and reputation for quality and reliability has resulted in a stable base of recurring business from our existing clients and positioned us well to attract new clients.

      We provide the following services:

Design. We assist clients with planning and designing infrastructure projects. Our engineers are trained and knowledgeable in a variety of technology and infrastructure fields. Our involvement in the planning and design phase of projects allows us to assist our clients in managing civil, environmental, structural and electrical issues that arise in specialty infrastructure projects.

Build. We build underground and overhead telecommunications, cable, power delivery, traffic control and homeland security systems for our clients. To accomplish this, we maintain a large fleet of bucket trucks, backhoes, trenchers and other heavy machinery.

Install. We install buried and aerial fiber optic cables, coaxial cables, copper lines, electrical distribution systems and transmission systems in a variety of environments for our clients. We also install satellite dishes and set-top broadband boxes in the homes of our clients’ customers.

Maintain and Upgrade. We offer 24-hours-a-day, 7-days-a-week, 365-days-a-year maintenance and support to our clients. Our comprehensive service offerings include the regular maintenance of our clients’ distribution facilities and networks as well as emergency services for accidents or storm damage.

      We generally provide services to clients pursuant to the following types of contracts:

•	master service agreements for all specified design, installation, upgrade and/or maintenance services within a defined geographic territory for a multi-year term;

•	design and installation contracts for specific projects; and

•	turnkey arrangements for comprehensive design, engineering, procurement, installation and maintenance services.

      We perform a majority of our services under master service agreements, which are typically service agreements to provide our clients’ network requirements within defined geographic areas. These agreements generally have multiple year terms, are sometimes exclusive and are typically subject to termination by the client on short notice. A master service agreement often will consist of hundreds of individual projects that are valued at less than $100,000 each. We invoice master service agreements on a unit basis as work is completed. Our master service agreements have historically produced the majority of our revenues. At September 30, 2003, our backlog was $1.2 billion.

      We serve clients in the following industries:

Telecommunications. We help telecommunications companies design, build, install, maintain and upgrade the physical facilities used to provide telecommunications services from the provider’s central office to the ultimate consumer’s home or business. Representative telecommunications clients include BellSouth Telecommunications, Inc., Sprint Corporation and Verizon Communications Inc.

In the nine month period ended September 30, 2003, revenues from our North American telecommunications services totaled $186.2 million, or approximately 29.2% of our total revenues for that period.

Broadband. We help broadband companies, including cable television and satellite companies, design, build, install, maintain and upgrade the systems that bring cable television, satellite services, digital services, high-speed Internet access and telephony to homes in the United States and Canada. Representative broadband clients include Adelphia Communications Corporation, Comcast Cable Communications, Inc. and DIRECTV, Inc.

In the nine month period ended September 30, 2003, revenues from our North American broadband services totaled $173.2 million, or approximately 27.1% of our total revenues for that period.

Energy. We help electric, gas and pipeline companies design, build, install, maintain and upgrade overhead and underground electrical distribution systems, transmission systems, substations, wind farms, switchyards, and natural gas pipelines. Representative energy clients include Florida Power and Light Company, Oncor Electric Delivery Company (formerly known as TXU Electric & Gas) and Progress Energy, Inc.

In the nine month period ended September 30, 2003, revenues from our North American energy services were $152.6 million, or approximately 23.9% of our total revenues for that period.

Traffic Control Systems and Homeland Security. We help departments of transportation and local municipalities design, build, install, maintain and upgrade traffic control systems, including video surveillance systems and cameras, remote-controlled variable message signs, radar detection devices, traffic signal systems and count stations. We currently provide traffic control services to 11 states and are qualified to provide these services, to 40 states and the federal government. We began designing, building, installing and maintaining similar systems in support of federal and state government homeland security projects in 2003. We believe homeland security represents a growing market for our services. Our homeland security service offerings will include bridge, port, border and airport security and monitoring.

In the nine month period ended September 30, 2003, revenues from our North American traffic control systems and other government services totaled $105.3 million, or approximately 16.5% of our total revenues for that period.

Competitive Strengths

      Our competitive strengths include:

National Footprint and Name Recognition. We believe that our clients increasingly are seeking national vendors to provide their telecommunications, broadband and energy infrastructure services needs. We have significantly broadened our geographic presence in recent years and believe we are capable of servicing clients throughout North America.

Full Range of Services. We are one of the few infrastructure contractors capable of providing all of the design, building, installation, maintenance and upgrade services necessary for complete telecommunications, broadband, energy and traffic control systems and networks. In delivering a complete solution, we start from a transmission point, such as a telephone company central office, cable television head-end or electricity substation, and run aerial, underground and/or buried cables to the ultimate end-users’ voice and data ports, computer terminals or outlets.

Technical Expertise and Reliable Client Service. We, or our predecessors, have been in business for over 70 years and we believe that we have established a reputation for quality and reliability, technical expertise and operating and financial efficiency. Our reputation for quality and reliability is illustrated by the fact that certain of our broadband clients contract with us to provide private label service under which our employees wear uniforms and drive vehicles bearing their logos. We also believe that our reputation among our clients gives us an advantage in securing larger, more technically complex infrastructure projects and greater volume of business from our existing clients and should serve to attract new clients. Because we have completed two separate pilot fiber optic deployments to an aggregate of approximately 200,000 households, we believe that we have a competitive advantage in securing projects involving telecommunications providers upgrading to fiber optic local loops and installing fiber to their customers’ premises. We are not aware of any specialty infrastructure services competitor having completed fiber to the premises deployments of this size in the United States.

Diverse and Recurring Client Base. We provided services in 2003 to over 500 clients in a variety of industries including telecommunications, broadband, energy and traffic control systems. In addition, we serve some of the most significant companies in these industries: our top 20 North American clients accounted for 61.0% of our revenues in the nine month period ended September 30, 2003. A majority of our revenues are from services under master service agreements and these revenues tend to be recurring in nature.

Experienced Management. The members of our senior management team average 21 years of experience working in the infrastructure industry or the industries that we serve.

Financial Strength and Bonding Capacity. Bonding capacity in the specialty infrastructure industry is important and has become increasingly difficult to obtain. We believe that our financial strength and strong operating history allow us to maintain bonding capacity adequate for our current and anticipated needs. As of September 30, 2003, we had approximately $85 million outstanding in performance and payment bonds.

Strategy

      Our strategy is to use our competitive strengths to increase market share in the fragmented specialty infrastructure services industry.

      The key elements of our growth strategy are as follows:

Expand Existing Client Relationships and Pursue Selected New Clients. We actively market our national footprint and comprehensive service offerings to our long-time, financially stable clients and to potential new clients which have both financial liquidity and established end-user customer bases. We are focused on increasing the range of services that we provide to our clients by teaming with consultants, equipment suppliers and other vendors to allow us to provide comprehensive turnkey services to our clients.

Pursue Selected Acquisitions and Strategic Alliances. We intend to pursue acquisitions and strategic alliances and will focus on acquisitions and alliances that allow us to expand our operations to areas where we do not have a strong presence or allow us to provide new service offerings requiring skill sets or equipment that we do not currently maintain. We are not currently engaged in any negotiations involving any material acquisitions or strategic alliances.

Continue To Achieve Operating Efficiencies. During 2001 and 2002 we realigned our North American operations to focus on our core businesses and instituted a program to improve efficiency and productivity by leveraging existing administrative personnel to support increased growth. We intend to further develop and expand the use of integrated management information systems across our service lines to facilitate financial control, project costing and asset allocation. Our objective in these initiatives is to realize savings in overhead and other expenses and thereby improve operating margins and profitability.

Continue To Focus on Financially Stable Client Base. We continue to focus on evaluating the financial strength of both existing and new clients as a means to improve our profitability. We have undertaken concerted efforts to improve our credit and collections functions to ensure that we provide services to prominent, credit worthy clients which have established end-user customer bases.

We are incorporated under the laws of the State of Florida. Our principal executive offices are located at 800 Douglas Road, 12th Floor, Coral Gables, Florida 33134. Our telephone number is (305) 599-1800.

The Offering

Common stock:

Offered by us	9,500,000 shares

Offered by the selling shareholders	4,750,000 shares

Total	14,250,000 shares

Common stock to be outstanding after the offering	57,727,107 shares

Overallotment option:

Granted by us	1,425,000 shares

Granted by certain of the selling shareholders	712,500 shares

Total	2,137,500 shares

Use of proceeds	Net proceeds from this offering will be approximately $143.4 million, based on an assumed offering price of $15.93 per share. Subject to market conditions and obtaining the consent of the lenders under our revolving credit facility, we intend to use up to $75 million of the net proceeds of the offering to repurchase a portion of our 7 3/4% senior subordinated notes due February 2008. We expect to use the remaining net proceeds from this offering for working capital, possible acquisitions of related businesses and other general corporate purposes. Although we regularly evaluate potential acquisition opportunities, we currently have no understandings, commitments or agreements to make any acquisitions. Our management has broad discretion over the allocation of the net proceeds from this offering, see “Risk Factors — Our Management has broad discretion over the use of proceeds from this offering and may use the proceeds in ways with which you may not agree.” We will not receive any proceeds from the sale of shares by the selling shareholders in this offering.

New York Stock Exchange symbol	“MTZ”

      This preliminary prospectus is subject to completion prior to this offering. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

      As of the closing of this offering, based upon the number of shares issued and options granted as of December 31, 2003, we had additional shares of common stock available for issuance under the following plans and arrangements:

•	17,153,286 shares issuable under our stock option and stock purchase plans, consisting of:

—	9,444,264 shares underlying options outstanding at a weighted average exercise price of $12.96 per share, of which 6,053,962 shares were exercisable; and

—	7,709,022 shares available for future issuance under our stock option and stock purchase plans.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table states our summary consolidated financial data which is derived from consolidated financial statements of MasTec, Inc. The consolidated financial statements for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent certified public accountants. The consolidated financial statements for the two years ended December 31, 2000 and 2001 have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The summary consolidated data as of September 30, 2002 and 2003 and for each of the nine month periods then ended are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and, in our opinion, include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation. Our results of operations for the nine month period ended September 30, 2003, may not be indicative of results that may be expected for the full fiscal year.

      You should read the following summary financial data together with our consolidated financial statements and their notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of results to be expected in the future.

				Nine Month Period
				Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

	(In thousands, except per share data)			(Unaudited)
Statement of Operations Data
Revenue	$1,330,296	$1,222,580	$838,055	$648,581	$638,050
Costs of revenue, excluding depreciation	1,017,878	988,198	745,178	544,208	540,974
Depreciation	52,413	51,707	35,063	26,282	22,414
Amortization	11,042	10,810	883	384	481
General and administrative expenses(1)	98,521	290,040	117,395	60,541	48,484
Goodwill impairment	—	—	79,710	—	—
Interest expense	18,283	20,426	19,237	14,413	14,973
Interest income	4,973	5,775	1,069	908	305
Other expense (income), net(1)(2)	25,756	14,618	10,129	(5,198)	(1,505)

Income (losses) before (provision) benefit for income taxes, equity in earnings (losses) of unconsolidated companies and minority interest	111,376	(147,444)	(168,471)	8,859	12,534
(Provision) benefit for income taxes	(45,877)	54,858	65,473	(3,480)	(5,320)
Equity in earnings (losses) of unconsolidated companies and minority interest	(352)	232	(137)	17	213

Income (loss) before cumulative effect of change in accounting principle	65,147	(92,354)	(103,135)	5,396	7,427
Cumulative effect of change in accounting principle	—	—	(25,671)	(25,671)	—

Net income (loss)	$65,147	$(92,354)	$(128,806)	$(20,275)	$7,427

				Nine Month Period
				Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

	(In thousands, except per share data)			(Unaudited)
Basic weighted average common shares outstanding(3)	46,390	47,790	47,922	47,916	48,055
Basic earnings (loss) per share before cumulative change in accounting principle	$1.40	$(1.93)	$(2.15)	$0.11	$0.15
Cumulative effect of change in accounting principle	—	—	(0.54)	(0.53)	—

Basic earnings (loss) per share	$1.40	$(1.93)	$(2.69)	$(0.42)	$0.15

Diluted weighted average common shares outstanding(3)	48,374	47,790	47,922	48,063	48,282
Diluted earnings (loss) per share before cumulative change in accounting principle	$1.35	$(1.93)	$(2.15)	$0.11	$0.15
Cumulative effect of change in accounting principle	—	—	(0.54)	(0.53)	—

Diluted earnings (loss) per share	$1.35	$(1.93)	$(2.69)	$(0.42)	$0.15

	September 30, 2003

	Actual	As Adjusted(4)

	(Unaudited)
	(In thousands)
Balance Sheet Data
Working capital	$186,877	$258,597
Property and equipment, net	90,298	90,298
Total assets	628,112	699,832
Total debt	200,517	128,797
Total shareholders’ equity	285,158	428,598

(1)	Included in other expense are charges to reduce the carrying amount of certain assets held for sale and in use and non-core assets totaling $16.5 million and $12.8 million in 2001 and 2002, respectively. Included in selling general and administrative expense are reserves for bad debt totaling $185.5 million in 2001 and severance charges totaling $11.5 million in 2001 and $0.2 million in 2002.

(2)	Included in 2000 is a net write-down and other charges of $26.3 million related primarily to non-core assets.

(3)	Amounts have been adjusted to reflect the three-for-two stock split effected on June 19, 2000.

(4)	The as adjusted column gives effect upon the closing of this offering to the sale of 9,500,000 shares of common stock, at an assumed public offering price of $15.93 per share, in this offering after deducting underwriting discounts and commissions, estimated offering expenses and the application of the net proceeds.

RISK FACTORS

      You should carefully consider the risks described below, together with all of the other information in this prospectus and in the documents that we incorporate by reference, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. In this case, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Related to Our Industry and our Clients’ Industries

A continued economic downturn in the telecommunications and broadband industries may result in certain of our clients being unable to pay us on a timely basis, or at all, and lead to a decrease in demand for our services.

      We derive a majority of our revenue from telecommunications and broadband clients. Consequently, we are subject to the credit risks resulting from changes in the business and economic factors affecting our clients. Commencing in the latter part of 2001 and throughout all of 2002, certain segments of the telecommunications and broadband industries suffered a severe downturn that resulted in a number of our clients filing for bankruptcy protection or experiencing financial difficulties. Included in general and administrative expense in 2002 and 2001 were provisions for bad debts of $15.4 million and $185.5 million, respectively. As of September 30, 2003, we had remaining receivables from clients undergoing bankruptcy reorganization totaling $17.2 million, net of $10.6 million in specific reserve for bad debts.

      The downturn adversely affected capital expenditures for infrastructure projects, even among clients that did not experience financial difficulties. Capital expenditures by telecommunications and broadband clients in 2003 remained at low levels compared to prior years. Although our strategy is to increase the percentage of our business derived from large, financially stable telecommunications, broadband and energy companies and governmental entities, these clients may not continue to fund capital expenditures for infrastructure projects at current levels or even if they do continue to fund projects, we may not be able to increase our share of their business. Additional bankruptcies or further decreases in our clients’ capital expenditures could reduce our cash flows and adversely impact our liquidity.

Since the industries we serve are subject to consolidation and rapid technological and regulatory change, our inability or failure to adjust to our clients’ changing needs and demands could impact our ability to compete with others who serve those industries.

      We derive, and anticipate that we will continue to derive, a substantial portion of our revenue from clients in the telecommunications and broadband industries. The telecommunications and broadband industries are subject to rapid changes in technology and governmental regulation. Changes in technology may reduce the demand for the services we provide. New or developing technologies could displace the wireline systems used for the transmission of voice, video and data, and improvements in existing technology may allow telecommunications and broadband providers to significantly improve their networks without physically upgrading them. Additionally, the telecommunications and broadband industries have been characterized by a high level of consolidation that may result in the loss of one or more clients. The energy industry has also entered into a phase of consolidation similar to the telecommunications and broadband industries, which could lead to the same uncertainties as in the telecommunications and broadband industries.

Our industry is highly competitive which may reduce our market share and harm our financial performance.

      There is no dominant provider in the network infrastructure services industry. The industry is highly fragmented and we compete with other companies in most of the markets in which we operate, ranging from small independent firms servicing local markets to larger firms servicing regional and national markets. We also face competition from existing or prospective clients which employ in-house personnel to perform some of the same types of services we provide. Historically, there have been relatively few significant barriers to entry into the markets in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors.

      A significant portion of our revenue is currently derived from agreements under which we charge our clients a fixed price for each specified unit of service that we perform. Historically, price has often been the principal factor in determining whether the services provider is awarded the work on smaller, less complex projects. Smaller competitors are sometimes able to win bids for these projects based on price alone due to their lower costs and financial return requirements. In addition, we could be underbid by larger competitors in an effort to procure such business.

Risks Related to Our Business

We derive a significant portion of our revenues from a few clients; accordingly, a reduction in our clients’ demand for our services or the loss of clients would likely impair our financial performance.

      In the nine month period ended September 30, 2003, we derived approximately 11.7% and 10.3% of our revenues from Comcast Cable Communications, Inc. and DIRECTV, Inc., respectively. In addition, our top 20 clients accounted for approximately 61.0% and 54.4% of our revenues in the nine month periods ended September 30, 2003 and September 30, 2002, respectively. Because our business is concentrated among relatively few major clients, our revenues could decline if we lose one or more of these clients or if the amount of business we obtain from them is reduced.

Since most of our contracts do not obligate our clients to undertake any infrastructure projects or other work with us, a significant decline in the work these clients assign us could materially and adversely affect our results of operations.

      A significant portion of our revenue is derived from our master service agreements. Under our master service agreements, we contract to provide each client with all of the client’s network requirements, on either an exclusive or non-exclusive basis, up to a specified dollar amount per job within defined geographic areas. Each master service agreement generally consists of hundreds of individual projects which are usually valued at less than $100,000 each. Under these contracts, our clients have no obligation to undertake any infrastructure projects or other work with us. A significant decline in the work these clients assign us could materially and adversely affect our results of operations by decreasing the amount of revenue we receive.

Most of our contracts may be canceled on short notice, so our revenues are not guaranteed.

      Our long-term contracts are typically cancelable on short notice, ranging from immediate cancellation to cancellation upon 180 days notice, even if we are not in default under the contract. Therefore, these contracts do not give us the assurances that long-term contracts typically provide. Many of our contracts, including our master service agreements, are open to public bid at the expiration of their terms. We may not be the successful bidder on our existing contracts that come up for bid. We also provide a significant portion of our services on a non-recurring, project by project basis. We could experience a material adverse effect on our results of operations and financial condition if:

•	our clients cancel a significant number of contracts;

•	we fail to win a significant number of our existing contracts upon re-bid; or

•	we complete the required work under a significant number of our non-recurring projects and cannot replace them with similar projects.

Our results of operations may be subject to the risks of certain fixed price contracts, including the risk that we may not estimate accurately the costs associated with our services which would harm our results of operations.

      Our revenue is substantially derived from installation contracts that are fixed unit price contracts. The terms of these contracts require us to guarantee the price of our services on a per unit basis and assume the risk that the costs associated with our performance may be greater than we anticipated. Our profitability is therefore dependent on our ability to estimate accurately the costs associated with our services. These costs may be affected by a variety of factors, such as lower than anticipated productivity and conditions at the installation sites differing materially from what was anticipated at the time we bid on the contract. If we are unable to estimate accurately the costs of these fixed unit price contracts, certain projects could have lower margins than anticipated, which could harm our results of operations or financial condition.

Amounts included in our backlog may not result in actual revenues or translate into profits.

      Many of our contracts do not require our clients to purchase a minimum amount of services. In addition, many of our contracts are cancelable on short notice. Therefore, our backlog may not result in actual revenues in any particular period or at all. In addition, any contracts included in our backlog that generate revenues may not be profitable.

We are effectively self-insured against many potential liabilities.

      Although we maintain insurance policies with respect to automobile, general liability, workers’ compensation and employee group health claims, those policies are generally subject to high deductibles of up to $2.0 million per claim. We are effectively self-insured for all claims up to the amount of the applicable deductible. Annually, we actuarially determine any liabilities for unpaid claims and associated expenses, including incurred but not reported losses, and reflect those liabilities in our balance sheet as an accrued liability. We periodically review the status of such claims and expenses and the extent of the accrued liability. If our insurance claims or costs are higher than our estimates, it will reduce our profitability.

      If there are increases in claims (primarily workers compensation claims), a weak economy, projected significant increases in medical costs and wages, lost compensation and reductions in coverage, insurance carriers may be unwilling to provide the current levels of coverage without a significant increase in collateral requirements to cover our deductible obligations.

We may be unable to obtain sufficient bonding capacity to support certain service offerings.

      Some of our contracts require performance and payment bonds. As of September 30, 2003, we had approximately $85 million outstanding in performance and payment bonds. Bonding capacity in the infrastructure industry has become increasingly difficult to obtain, and bonding companies are denying or restricting coverage to certain contractors. Those companies that have been successful in renewing or obtaining coverage have generally been required to post additional collateral to secure the same amount of bonds. We may not be able to maintain a sufficient level of bonding capacity in the future, which could preclude us from being able to bid for certain contracts and successfully contract with certain clients. In addition, even if we are able to successfully renew or obtain performance or payment bonds in the future, we may be required to post collateral to secure bonds which would adversely affect our liquidity.

In addition to being a seasonal business, our business may also be affected by adverse weather conditions, exposing us to variable quarterly results.

      The budgetary years of many of our external specialty infrastructure services clients end in December. As a result of the end of their budgetary years, our clients typically reduce their expenditures and work order requests towards the end of the year. Adverse weather conditions, particularly during the winter season, also affect our ability to render external network services in certain regions of the United States. As a result, we experience reduced revenue in the first and fourth quarters of each year.

If we are unable to attract and retain qualified managers and employees, we will be unable to operate efficiently which could have a material adverse effect on our results of operations.

      Our business is labor intensive, and many of our operations experience a high rate of employee turnover. At times of low unemployment rates in the United States, it will be more difficult for us to find qualified personnel at low cost in some areas where we operate. Additionally, our business is managed by a small number of key executive and operational officers. As we offer new services and pursue new client markets, we will need to increase our operations management support personnel. We may be unable to hire and retain the sufficient skilled labor force necessary to operate efficiently and to support our growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. Labor shortages or increased labor costs or the loss of key personnel could have a material adverse effect on our financial condition and our results of operations.

Since we recognize certain contract revenues using percentage-of-completion accounting, variations of actual results from our assumptions may require us to recognize a charge against current earnings.

      We recognize revenue and related costs as work progresses on certain fixed price contracts using the percentage-of-completion method. For which the nine month period ended September 30, 2003 revenue computed under the percentage-of-completion method accounted for approximately 12% of our revenues. The percentage-of-completion method relies on estimates of total expected contract costs. Accordingly, contract revenues and total cost estimates are reviewed and revised periodically as the work progresses. Adjustments are reflected in contract revenues in the period when such estimates are revised. Estimates are based on management’s reasonable assumptions and experience, but are only estimates. Variation of actual results from assumptions on an unusually large project or on a number of average size projects could be material. To the extent that these adjustments result in a reduction or an elimination of previously reported contract revenues, we would recognize a charge against current earnings, which could have a material adverse effect on our business, financial condition and results of operations.

Brazilian political and economic conditions may have an adverse impact on our operations.

      In the nine month period ended September 30, 2003, 3.3% of our revenues were derived from international operations based in Brazil and we experienced an operating loss of $1.9 million from these operations. The Brazilian government’s actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things.

      Our business, financial condition and results of operations in Brazil may be adversely affected by changes in policy involving factors outside of our control, such as:

•	monetary and fiscal policies;

•	currency fluctuations;

•	energy shortages; and

•	other political, social and economic developments in or affecting Brazil.

Acquisitions include varying degrees of inherent risk that could affect our financial performance.

      We have made, and may in the future make, strategic acquisitions. These acquisitions may expose us to operational challenges and risks, including:

•	the ability to integrate the acquired business operations into our business;

•	increased indebtedness associated with an acquisition;

•	the ability to fund cash flow shortages that may occur if anticipated revenues are not realized or are delayed, whether by general economic or market conditions or unforeseen internal difficulties;

•	the availability of funding sufficient to meet increased capital needs; and

•	the ability to hire qualified personnel required for expanded operations.

      A failure to successfully manage the operational challenges and risks associated with or resulting from acquisitions could adversely affect our financial condition or results of operations.

Risks Related to our Company and Common Stock

We have experienced, and may experience in the future, fluctuations in our operating revenues.

      Primarily as a result of the bankruptcies and adverse financial conditions of certain of our telecommunications and broadband clients and declining sales of our telecommunications, broadband and energy services, we experienced a decrease in our operating revenues of $107.7 million from 2000 to 2001 and a decrease in our operating revenues of $384.5 million from 2001 to 2002. We may experience similar declines in the future.

The market price of our common stock has been, and may continue to be, highly volatile.

      From 2001 to 2003, for example, our common stock fluctuated from a high of $24.75 in the first quarter of 2001 to a low of $1.31 in the first quarter of 2003.

      Numerous factors could have a significant effect on the price of our common stock. Such factors include:

•	announcements of fluctuations in our operating results or the operating results of one of our competitors;

•	future sales of our common stock or other securities;

•	announcements of new contracts or clients by us or one of our competitors;

•	market conditions for telecommunications, broadband or energy, or telecommunications, broadband or energy services companies’ stocks in general;

•	changes in recommendations or earnings estimates by securities analysts; and

•	announcements of acquisitions by us or one of our competitors.

      In addition, the stock market has experienced significant price and volume fluctuations in recent years that have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, which could cause you to lose some or all of your investment in our common stock.

Our credit facility and senior notes impose restrictions on us which may prevent us from engaging in transactions that might otherwise be considered beneficial to us, including responding to changing business and economic conditions or securing additional financing, if needed.

      We have a $125 million revolving credit facility and have outstanding, as of September 30, 2003, $195.9 million principal amount of 7 3/4% senior subordinated notes due in February 2008. The terms of our indebtedness contain customary events of default and covenants that prohibit us from taking certain actions without satisfying certain financial tests or obtaining the consent of the lenders. The prohibited actions include, among other things:

•	making investments in excess of specified amounts;

•	incurring additional indebtedness in excess of a specified amount;

•	paying cash dividends;

•	making capital expenditures in excess of a specified amount;

•	creating certain liens;

•	prepaying our other indebtedness, including the senior subordinated notes;

•	engaging in certain mergers or combinations; and

•	engaging in transactions that would result in a “change of control” (as defined in the credit facility and senior subordinated notes indenture).

      Events that are beyond our control may affect our ability to comply with these provisions. If we breach any of these covenants, we could be in default under the credit facility or under the indenture relating to the senior subordinated notes. A default could result in the acceleration of either our obligations under the credit facility or under the indenture relating to the senior subordinated notes, or both. In addition, these covenants may prevent us from engaging in transactions that might otherwise be considered beneficial to us, including responding to changing business and economic conditions or securing additional financing, if needed. Our business is capital intensive and, to the extent additional financing is needed, we may not be able to obtain such financing at all or on favorable terms, which may have a material adverse affect on our operating results.

A small number of our existing shareholders now have, and after the offering will continue to have, the ability to influence major corporate decisions.

      Jorge Mas, our Chairman, and other members of his family will beneficially own approximately 30.3% of the outstanding shares of our common stock following the offering. Accordingly, they remain in a position to influence:

•	the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets;

•	the nomination of individuals to our Board of Directors; and

•	a change in our control.

      These factors may discourage, delay or prevent a takeover attempt that you might consider in your best interest and that might result in you receiving a premium for your common stock.

Our management has broad discretion over the use of proceeds from this offering and may use the proceeds in ways with which you may not agree.

      We estimate that our net proceeds from the sale of the 9,500,000 shares of common stock we are offering will be approximately $143.4 million, after deducting estimated offering expenses, underwriting discounts and commissions. The allocation of the net proceeds, including amounts allocated to repurchase a portion of our senior subordinated notes, could vary significantly. Our management will retain broad discretion to allocate the proceeds from this offering and the failure of management to apply these funds effectively could materially harm our results of operations.

Our Articles of Incorporation and Florida law contain anti-takeover provisions that may make it more difficult to effect a change in our control.

      Certain provisions of our articles of incorporation and bylaws and the Florida Business Corporation Act could delay or prevent an acquisition or change in control of MasTec and the replacement of our incumbent directors and management, even if doing so might be beneficial to our shareholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price of our common stock. For example, our board of directors is divided into three classes. At any annual meeting of our shareholders, our shareholders only have the right to appoint approximately one-third of the directors on our board of directors. Consequently, it will take at least two annual shareholder meetings to effect a change in control of our board of directors, which may discourage hostile takeover bids. In addition, our certificate of incorporation authorizes our Board of Directors, without further shareholder approval, to issue preferred stock. The issuance of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others which could delay or prevent an acquisition or change in control of MasTec.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We are making this statement pursuant to the safe harbor provisions for forward-looking statements described in the Private Securities Litigation Reform Act of 1995. We make statements in this prospectus and in the documents that we incorporate by reference into this prospectus that are forward-looking. When used in this prospectus or in any other presentation, statements which are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” “target,” “project” and similar expressions are intended to identify forward-looking statements. They also include statements regarding:

•	our future growth and profitability;

•	our competitive strengths; and

•	our business strategy and the trends we anticipate in the industries and economies in which we operate.

      These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions relating to:

•	our operations, financial condition and results of operations;

•	economic downturns, consolidation and technological and regulatory changes in the industries we serve;

•	the financial resources of our clients;

•	our competitors and the few barriers to entry for potential competitors;

•	the ability of our clients to terminate many of our contracts;

•	the seasonality and quarterly variations we experience in our revenue;

•	our ability to expand our infrastructure and manage our growth;

•	our ability to identify, finance and integrate acquisitions;

•	our international operations and investments;

•	the restrictions imposed by our credit facility and senior notes; and

•	the other factors referenced in this prospectus, including, without limitation, under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

      We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks are detailed in this prospectus, the documents that we incorporated by reference into this prospectus and in other documents that we file with the Securities and Exchange Commission. We do not undertake any obligation to publicly update or revise these forward-looking statements after the date of this prospectus to reflect future events or circumstances. We qualify any and all of our forward-looking statements by these cautionary factors.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the 9,500,000 shares of common stock we are offering will be approximately $143.4 million (approximately $165.1 million if the underwriters exercise their over-allotment option in full) after deducting estimated offering expenses, underwriting discounts and commissions. For purposes of this calculation we have assumed a public offering price of $15.93 per share. Subject to market conditions and obtaining the consent of the lenders under our revolving credit facility, we intend to use up to $75 million of the net proceeds of the offering to repurchase a portion of our 7 3/4% senior subordinated notes due February 2008. We expect to use the remaining net proceeds from this offering for working capital, possible acquisitions of related businesses and other general corporate purposes. Although we regularly evaluate potential acquisition opportunities, we currently have no understandings, commitments or agreements to make any acquisitions. The allocation of the net proceeds, including amounts allocated to repurchase a portion of our senior subordinated notes, could vary significantly as our management has broad discretion over the allocation of the net proceeds from this offering, see “Risk Factors — Our Management has broad discretion over the use of proceeds from this offering and may use the proceeds in ways with which you may not agree.”

      We will not receive any of the proceeds from the sale of the selling shareholders’ shares of common stock offered by this prospectus.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is listed on the New York Stock Exchange under the symbol “MTZ.” The following table states, for the quarters indicated, the high and low sale prices per share of our common stock, as reported by the New York Stock Exchange.

	High	Low

Year Ended December 31, 2002
First Quarter	$8.30	$5.25
Second Quarter	$9.13	$6.80
Third Quarter	$7.65	$2.40
Fourth Quarter	$4.30	$2.03
Year Ended December 31, 2003
First Quarter	$3.30	$1.31
Second Quarter	$6.48	$1.88
Third Quarter	$11.90	$5.35
Fourth Quarter	$15.50	$10.00
Year Ended December 31, 2004
First Quarter (through January 9, 2004)	$16.50	$14.62

      On January 9, 2004 the closing sale price of our common stock as reported on the New York Stock Exchange was $14.80 per share. The number of shareholders of record on December 31, 2003 was approximately 2,159.

      We have never paid any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. Instead, we intend to retain any future earnings for reinvestment.

      Our Board of Directors will make any future determination as to the payment of dividends at its discretion, and its determination will depend upon our operating results, financial condition and capital requirements, general business conditions and any other factors that the Board of Directors considers relevant. In addition, some of our credit agreements prohibit us from paying dividends or making other distributions on our common stock without the prior written consent of the lenders. You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAPITALIZATION

      The following table states our capitalization as of September 30, 2003 on an actual basis and on an as adjusted basis to reflect the sale of 9,500,000 shares of common stock by us in this offering, at an assumed public offering price of $15.93 per share, and the application of the estimated net proceeds from the offering as described in “Use of Proceeds.” You should read the information in the following table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their notes included elsewhere in this prospectus and incorporated by reference in this prospectus.

	September 30, 2003

	Actual	As Adjusted

	(Dollars in thousands)
Cash and cash equivalents	$15,183	$86,903

Long term debt, including current portion	200,517	128,797

Shareholders’ equity: Preferred stock, par value $1.00 per share; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.10 per share; 100,000,000 shares authorized; 48,127,678 shares issued and outstanding; 57,627,678 shares issued and outstanding as adjusted	4,813	5,763
Capital surplus	348,836	491,326
Retained earnings (deficit)	(47,383)	(47,383)
Foreign currency transaction adjustments	(21,108)	(21,108)

Total shareholders’ equity	285,158	428,598

Total capitalization	$485,675	$557,395

      As of the closing of this offering, based upon the number of shares issued and options granted as of December 31, 2003, we had additional shares of common stock available for issuance under the following plans and arrangements:

•	17,153,286 shares issuable under our stock option and stock purchase plans, consisting of:

—	9,444,264 shares underlying options outstanding at a weighted average exercise price of $12.96 per share, of which 6,053,962 shares were exercisable; and

—	7,709,022 shares available for future issuance under our stock option and stock purchase plans.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table states our selected consolidated financial data which is derived from consolidated financial statements of MasTec, Inc. The consolidated financial statements for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent certified public accountants. The consolidated financial statements for the four years ended December 31, 2001 have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The selected consolidated data as of September 30, 2002 and 2003 and for each of the nine months then ended are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and, in our opinion, include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation. Our results of operations for the nine month period ended September 30, 2003, may not be indicative of results that may be expected for the full fiscal year. The operating data for 1998 includes the results of our Spanish operations, 87% of which we sold effective December 31, 1998.

      You should read the following selected financial data together with our consolidated financial statements and their notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Nine Month Period
						Ended
	Year Ended December 31,					September 30,

	1998(1)	1999	2000	2001	2002	2002	2003

	(In thousands, except per share amount)					(Unaudited)
Statement of Operations Data
Revenue	$1,048,922	$1,059,022	$1,330,296	$1,222,580	$838,055	$648,581	$638,050
Costs of revenue, excluding depreciation(1)	803,112	803,799	1,017,878	988,198	745,178	544,208	540,974
Depreciation	32,288	46,447	52,413	51,707	35,063	26,282	22,414
Amortization	11,025	9,701	11,042	10,810	883	384	481
General and administrative expenses(1)(5)	140,472	91,898	98,521	290,040	117,395	60,541	48,484
Goodwill impairment	—	—	—	—	79,710	—	—
Interest expense	29,580	26,673	18,283	20,426	19,237	14,413	14,973
Interest income	9,093	9,398	4,973	5,775	1,069	908	305
Other expense (income), net(1)(2)(3)(4)(5)	38,920	10,092	25,756	14,618	10,129	(5,198)	(1,505)

Income (losses) before (provision) benefit for income taxes, equity in earnings (losses) of unconsolidated companies and minority interest	2,618	79,810	111,376	(147,444)	(168,471)	8,859	12,534
(Provision) benefit for income taxes(1)	(12,550)	(33,266)	(45,877)	54,858	65,473	(3,480)	(5,320)
Equity in earnings (losses) of unconsolidated companies and minority interest	(3,983)	(1,818)	(352)	232	(137)	17	213

Income (loss) before cumulative effect of change in accounting principle	(13,915)	44,726	65,147	(92,354)	(103,135)	5,396	7,427
Cumulative effect of change in accounting principle	—	—	—	—	(25,671)	(25,671)	—

Net income (loss)	$(13,915)	$44,726	$65,147	$(92,354)	$(128,806)	$(20,275)	$7,427

Basic weighted average common shares outstanding(6)	41,234	41,714	46,390	47,790	47,922	47,916	48,055
Basic earnings (loss) per share before cumulative change in accounting principle	$(0.34)	$1.07	$1.40	$(1.93)	$(2.15)	$0.11	$0.15
Cumulative effect of change in accounting principle	—	—	—	—	(0.54)	(0.53)	—

Basic earnings (loss) per share	$(0.34)	$1.07	$1.40	$(1.93)	$(2.69)	$(0.42)	$0.15

						Nine Month Period
						Ended
	Year Ended December 31,					September 30,

	1998(1)	1999	2000	2001	2002	2002	2003

	(In thousands, except per share amount)					(Unaudited)
Diluted weighted average common shares outstanding(6)	41,234	42,624	48,374	47,790	47,922	48,063	48,282
Diluted earnings (loss) per share before cumulative change in accounting principle	$(0.34)	$1.05	$1.35	$(1.93)	$(2.15)	$0.11	$0.15
Cumulative effect of change in accounting principle	—	—	—	—	(0.54)	(0.53)	—

Diluted earnings (loss) per share	$(0.34)	$1.05	$1.35	$(1.93)	$(2.69)	$(0.42)	$0.15

	December 31,					September 30,

	1998(2)	1999	2000	2001	2002	2002	2003

						(Unaudited)

	(In thousands)
Balance Sheet Data
Working capital	$197,587	$169,619	$242,437	$248,062	$144,777	$208,289	$186,877
Property and equipment, net	137,382	153,527	159,673	151,774	118,475	118,475	90,298
Total assets	732,221	728,409	956,345	851,372	623,792	623,792	628,112
Total debt	321,832	279,658	209,483	269,749	198,642	198,642	200,517
Total shareholders’ equity	204,273	256,833	500,328	406,803	273,748	273,748	285,158

(1)	Included in 1998 are severance charges relating to our Spanish operations of $13.4 million, of which $1.9 million is reflected in costs of revenue and $11.5 million in general and administrative expenses, and a loss of $9.2 million related to the sale of our Spanish subsidiary. Our effective tax rate for the year ended December 31, 1998 was mainly affected by a tax liability of approximately $7.8 million resulting from the sale of 87% of our Spanish subsidiary, the non-deductibility of the amortization of intangibles and the non- deductibility of other expenses. Because of the sale, the balance sheet data as of December 31, 1998 does not include the financial position of our Spanish operations.

(2)	Included in 1998 is a charge for payments to operational management of $33.8 million.

(3)	Included in 1999 is a write-down of $10.2 million related to non-core international assets.

(4)	Included in 2000 is a net write-down and other charges of $26.3 million related primarily to non-core assets.

(5)	Included in other expense are charges to reduce the carrying amount of certain assets held for sale and in use and non-core assets totaling $16.5 million and $12.8 million in 2001 and 2002, respectively. Included in selling general and administrative expense are reserves for bad debt totaling $185.5 million in 2001 and severance charges totaling $11.5 million in 2001 and $0.2 million in 2002.

(6)	Amounts have been adjusted to reflect the three-for-two stock split effected on June 19, 2000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

      We design, build, install, maintain and upgrade networks and other facilities for providers of telecommunications, broadband (including cable, satellite and high speed Internet) and energy services, as well as, traffic control systems and homeland security throughout many parts of North America. We, or our predecessors, have been active in the specialty infrastructure services industry for over 70 years, and in the nine month period ended September 30, 2003, provided services to over 500 clients. This industry is highly fragmented and characterized by many small companies whose activities are geographically concentrated. We are one of the few companies in our industry that is national in scope and multi-disciplinary in competency, allowing us to address the full range of our clients’ infrastructure needs, ranging from basic installation and construction to sophisticated engineering, design and integration.

      Our primary types of contracts with our clients include:

•	master service agreements for all specified design, installation and maintenance services within a defined geographic territory for a multi-year term;

•	design and installation contracts for specific projects; and

•	turnkey arrangements for comprehensive design, engineering, procurement, installation and maintenance services.

      We perform a majority of our services under master service agreements, which are typically exclusive, or service agreements, which are typically not exclusive, to provide certain of our clients’ infrastructure requirements up to a specified dollar amount per job within defined geographic areas. These contracts have various terms, depending upon the nature of the services provided and are typically subject to termination by the client on short notice. A master service agreement often will consist of hundreds of individual projects that are generally valued at less than $100,000 each. Master service agreements are frequently awarded on a competitive bid basis, although clients are often willing to negotiate contract extensions beyond their original terms without re-bidding. We invoice master service agreements on a unit basis as work is completed. In addition, we have a significant number of long-term maintenance and upgrade contracts with our broadband clients that are similar to master service agreements. A majority of our revenues are derived from master service agreements.

      The majority of our contracts provide that we will furnish a specified unit of service for a price per unit. We recognize revenue as the related work is performed. Approximately 12% of our work was performed under percentage-of-completion contracts during the nine month period ended September 30, 2003. Under the percentage-of-completion method, revenue is recognized on a cost-to-cost method based on the estimated percentage of total costs incurred to date in proportion to total estimated cost to complete the contract. Clients are billed with varying frequency: weekly, monthly or upon attaining specific milestones.

      Historically, we have derived a significant amount of our revenue from telecommunications clients. During the latter part of 2001 and throughout 2002, certain segments of the telecommunications and broadband industries suffered a severe downturn that resulted in a number of our clients filing for bankruptcy protection or experiencing financial difficulties. The downturn adversely affected capital expenditures for infrastructure projects, even among clients that did not experience financial difficulties. Capital expenditures by telecommunications and broadband clients for the first nine months of 2003 remained at low levels in comparison with prior years. While we have refocused our business towards large, financially stable telecommunications, broadband, energy, governmental and other clients, these clients may not continue to fund capital expenditures for infrastructure projects at current levels or we may not be able to increase our market share with these stronger clients. Additional bankruptcies or further decreases in our clients’ capital expenditures could reduce our cash flows and adversely impact our liquidity.

      During the second quarter of 2002, we initiated a restructuring plan designed to improve gross margins and reduce general and administrative costs. The majority of the expenses associated with this plan were incurred in the fourth quarter of 2002. While some of the benefits of this plan are reflected in our results of operations, there can be no assurance that we will be able to effect all of the plan’s efficiencies or that the plan will result in all of the expected benefits.

      Direct costs included in costs of revenue are:

•	operations payroll and benefits;

•	fuel;

•	subcontractor costs;

•	equipment rental;

•	materials not provided by our clients; and

•	insurance.

      Our clients generally supply materials such as cable, conduit and telephone equipment.

      General and administrative expenses include all costs of our management personnel, severance payments, reserves for bad debts, rent, utilities, travel and business development efforts and back office administration such as financial services, insurance administration, professional costs and clerical and administrative overhead.

      Contracts often include retainage provisions under which 5% to 10% of the contract price is withheld from us until the work has been completed and accepted by the client.

Financial Metrics

      We evaluate the performance of our operations and make decisions regarding the allocation of our resources in part by assessing various metrics, including:

•	revenue by client and service offering;

•	monthly, quarterly and annual changes in revenue by client and service offering;

•	number of master service agreements;

•	backlog;

•	revenue per employee;

•	comparative profitability between similar clients;

•	costs of revenue, excluding depreciation, and general and administrative expenses as percentages of revenue;

•	number of vehicles and equipment per employee;

•	return on assets and invested capital;

•	days sales outstanding;

•	days payables outstanding; and

•	interest coverage ratios.

Results of Operations

      The following tables state for the periods indicated our consolidated operations expressed as a percentage of revenues for 2000, 2001 and 2002 and the nine month periods ended September 30, 2002 and 2003.

				Nine Month
				Period Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(Unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of revenue	76.5	80.8	88.9	83.9	84.8
Depreciation	4.0	4.2	4.2	4.1	3.5
Amortization	0.8	0.9	0.1	0.1	0.1
General and administrative expenses	7.4	23.7	14.0	9.3	7.6
Goodwill impairment	—	—	9.5	—	—
Interest expense, net of interest income	1.0	1.2	2.2	2.1	2.3
Other income (expense), net	1.9	1.3	1.2	0.8	0.2

Income (loss) before (provision) benefit for income taxes, and minority interest	8.4	(12.1)	(20.1)	1.4	1.9
(Provision) benefit for income taxes	(3.4)	4.4	7.8	(0.5)	(0.8)
Minority interest	(0.1)	0.1	—	—	0.1

Net income (loss) before cumulative effect of change in accounting principle	4.9	(7.6)	(12.3)	0.8	1.2
Cumulative effect of change in accounting principle	—	—	(3.1)	(4.0)	—

Net income (loss)	4.9%	(7.6)%	(15.4)%	(3.1)%	1.2%

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, intangible assets, reserves and accruals, impairment of assets, income taxes, insurance reserves and litigation and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities, that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

      Revenue and related costs for short-term construction projects (i.e., generally projects with a duration of less than one month) are recognized as the services are rendered, generally using units of output. We recognize revenue and related costs as work progresses on long-term, fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We follow this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Recognized revenue is subject to revisions as the contract progresses to completion. Revisions in estimates are charged to income in the period in which the facts that give rise to the revision become known. If we do not accurately estimate revenue and costs, the profitability of such contracts can be affected adversely. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

Allowance for Doubtful Accounts

      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. Management analyzes historical bad debt experience, client concentrations, client credit-worthiness, analysis of client financial condition and credit reports, the availability of mechanics’ and other liens, the existence of payment bonds and other sources of payment, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. We review the adequacy of reserves on a monthly basis. If our estimates of the collectibility of accounts receivable are incorrect, adjustments to the allowance for doubtful accounts may be required, which could reduce our profitability.

Depreciation

      We depreciate our property and equipment over estimated useful lives using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and salvage to determine adjustments to estimated remaining useful lives and depreciation rates.

      Effective November 30, 2002, we have implemented the results of a review of the estimated service lives of our in use property and equipment. Useful lives were adjusted to reflect the extended use of much of our equipment. In addition, the adjustments make the estimated useful lives for similar equipment consistent among all operating units.

Valuation of Long-Lived Assets

      We review long-lived assets, consisting primarily of property and equipment and intangible assets with finite lives, for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). In analyzing potential impairment, we use projections of future cash flows from the assets. These projections are based on our views of growth rates for the related business and anticipated future economic conditions and the appropriate discount rates relative to risk and estimates of residual values. We believe that our estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. If changes in growth rates, future economic conditions or discount rates and estimates of terminal values were to occur, long-lived assets may become impaired. In 2002, we recognized impairment losses related to long-lived assets no longer in use and held for sale and certain assets in use.

Valuation of Intangible Assets and Investments

      We have adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with that statement, we conduct, on at least an annual basis, a review of our reporting units to determine whether their carrying value exceeds fair market value. Should this be the case, the value of our goodwill may be impaired and written down. The valuations employ a combination of present value techniques to measure fair value corroborated by comparisons to estimated market multiples. When necessary, we engage third party specialists to assist us with our valuations. Impairment losses are reflected in operating income or loss in the consolidated statements of operations.

      Effective January 1, 2002, we adopted SFAS No. 142 resulting in a write-down of our goodwill, net of tax, in the amount of $25.7 million, which is reflected in our consolidated financial statements as a cumulative effect due to a change in accounting principle as discussed in Note 2 to the Consolidated Financial Statements. Impairment losses subsequent to adoption totaling $79.7 million ($51.9 million, net of tax) are reflected in operating income or loss on the consolidated statement of operations.

Insurance Reserves

      We maintain insurance policies, subject to a maximum of $2.0 million deductible per claim, for certain auto, property and casualty and worker’s compensation claims. We are required to post letters of credit to secure our obligation to reimburse the insurance carrier for amounts that could potentially be advanced by the carrier that are not covered by insurance. Our estimated liability for claims and the associated expenses is reflected in other current and non-current liabilities. The determination of such claims and expenses and the appropriateness of the related liability is reviewed and updated semi-annually. If we do not accurately estimate the losses resulting from these claims, we may experience losses in excess of our estimated liability, which may reduce our profitability. We also may be required to post additional collateral with the insurance carrier, which may affect our liquidity.

Income Tax Liability

      We record income taxes using the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the financial statement and income tax bases of our assets and liabilities. We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that we determine that we will not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination is made.

Restructuring Charges

      During the second quarter of 2002, we initiated a study to determine the proper balance of downsizing and cost cutting in relation to our ability to respond to current and future work opportunities in each of our service offerings. The review not only evaluated our current operations, but also the growth and opportunity potential of each service offering as well as the consolidation of back-office processes. As a result of this review, we implemented a restructuring program which included four categories to accomplish:

•	Elimination of service offerings that no longer fit into our core business strategy. This process includes reducing or eliminating service offerings that do not fit our long-term business plan.

•	Reduce or eliminate services that do not produce adequate revenue or margins to support the level of profitability, return on investment or investments in capital resources. This includes exiting contracts that do not meet the minimum rate on return requirements and aggressively seeking to improve margins and reduce costs.

•	Analyze businesses that provide adequate profit contributions but still need margin improvements which includes aggressive cost reductions and efficiencies.

•	Review new business opportunities in similar business lines that can utilize our existing human and physical resources.

      The elements of the restructuring program included involuntary terminations of employees in affected service offerings and the consolidation of facilities. The plan resulted in a pre-tax charge of operations of $3.7 million in 2002. The involuntary terminations impacted both the salaried and hourly employee groups. Approximately 1,025 employees were impacted in 2002. As of September 30, 2003, all employees to be terminated pursuant to our restructuring program have been terminated. We also closed approximately 25 facilities during 2002 as part of the program. As of September 30, 2003, we have remaining obligations under existing lease agreements for closed facilities of approximately $1.0 million.

      In addition to the costs noted above, we paid a consulting firm approximately $4.6 million to assist us in preparing the plan, all of which was expensed in 2002 as the plan was complete as of December 31, 2002. We also recognized valuation allowances and impairment losses related to property and equipment of approximately $12.8 million in connection with the restructuring plan.

      The following is a reconciliation of the restructuring accruals as of September 30, 2003 (in thousands):

Accrued costs at December 31, 2002
Severance costs(1)	$571
Lease cancellation costs(2)	2,164

2,735
Cash payments	(1,706)

Accrued costs at September 30, 2003	$1,029

(1)	Severance costs of $0.9 million are reflected in costs of revenue and $0.2 million is reflected in general and administrative.

(2)	Lease cancellation costs are reflected in costs of revenue.

Litigation and Contingencies

      Litigation and contingencies are reflected in our consolidated financial statements based on assessments, along with legal counsel, of the expected outcome from such litigation. If the final outcome of such litigation and contingencies differs significantly from that currently expected, it could result in a charge to earnings when determined.

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

      Our revenue was $638.1 million for the nine months ended September 30, 2003, compared to $648.6 million for the same period in 2002, representing a decrease of $10.5 million or 1.6%. This decrease was due primarily to the reduction or elimination of certain unprofitable service offerings and severe weather conditions during the first half of 2003. The decrease was also due to a continued reduction in capital expenditures by incumbent communications and certain broadband clients and our decision to reduce services to certain competitive telecommunications carriers.

      Our costs of revenue were $541.0 million or 84.8% of revenue for the nine months ended September 30, 2003, compared to $544.2 million or 83.9% of revenue for the same period in 2002. In the nine months ended September 30, 2003, margins were negatively impacted in part by severe weather in the first six months of the period and the under-utilization of personnel and equipment as well as demobilization and redeployment costs, all of which were partially offset by the benefits associated with the continued implementation of our restructuring plan. For the nine months ended September 30, 2003, we also experienced lower margins due to under-utilization of personnel related to project delays in certain of our ITS projects.

      Depreciation was $22.4 million or 3.5% of revenue for the nine months ended September 30, 2003, compared to $26.3 million or 4.1% of revenue for the same period in 2002. We reduced depreciation expense in the nine months ended September 30, 2003 by continuing to reduce capital expenditures and disposing of excess equipment.

      Amortization of intangibles of $0.5 million or 0.1% of revenue for the nine months ended September 30, 2003, remained consistent compared to $0.4 million or 0.1% of revenue for the same period in 2002. In accordance with SFAS No. 142 (see Note 2 to the Consolidated Financial Statements), goodwill is no longer amortized.

      General and administrative expenses were $48.5 million or 7.6% of revenue for the nine months ended September 30, 2003, compared to $60.5 million or 9.3% of revenue for the same period in 2002. The decrease in general and administrative expenses is related to the overall decline in revenues experienced during the nine months ended September 30, 2003 as we closed or consolidated certain back office functions and locations. The decrease is also due to our restructuring plan which resulted in the termination of employees and further consolidation of facilities and office closures. We continue to implement additional measures to streamline our cost structure consistent with our reduced revenue.

      Interest expense, net of interest income, was $14.7 million or 2.3% of revenue for the nine months ended September 30, 2003, compared to $ 13.5 million or 2.1% of revenue for the same period in 2002, increased as we incurred borrowings to support working capital needs. We incur interest expense primarily from our long-term subordinated debt which carries a fixed rate and to a lesser extent on periodic credit line borrowings to meet working capital needs and support various letters of credit.

      Other income decreased to $1.5 million for the nine months ended September 30, 2003 from $5.2 million during the nine months ended September 30, 2002. Other income for the nine months ended September 30, 2003 and 2002 reflects the gain on disposal of certain non-core assets and investments.

      For the nine months ended September 30, 2003 and 2002 our effective tax rate was approximately 39.8% and 39.3%, respectively.

Year ended December 31, 2002 compared to year ended December 31, 2001

      Our revenue was $838.1 million for the year ended December 31, 2002, compared to $1,222.6 million for the same period in 2001, representing a decrease of $384.5 million or 31.5%. This decrease was due primarily to a continued reduction in capital expenditures by incumbent communications and broadband clients and our decision to reduce services to certain Competitive Local Exchange Carriers due to adverse financial conditions experienced by many such carriers. In addition, our fourth quarter 2002 revenues were negatively impacted by weather conditions. By industry service offering, revenues in our North American broadband construction services declined by $106.0 million, which was partially offset by increasing residential installation revenues which reflected a $22.5 million increase. Our North American energy service offering reflected a $26.0 million or 15.0% decline in revenues, which was partially the result of exiting certain unprofitable contracts as well as negative industry trends that resulted in reduced capital expenditures by our clients. Our revenues from traffic control systems and other government services experienced a slight (2.3%) decline in 2002, primarily as a result of poor weather conditions in the southwestern, midatlantic, and southeastern United States. Inside plant and wireless revenues reflected significant declines as we began to reduce these services. During the fourth quarter of 2002, we implemented plans to exit certain unprofitable divisions and locations. Revenue from these locations aggregated $77.8 million during 2002.

      Our costs of revenue were $745.2 million or 88.9% of revenue for the year ended December 31, 2002, compared to $988.2 million or 80.8% of revenue for the same period in 2001. In 2002, margins were adversely affected by under-utilization of personnel and equipment and demobilization and redeployment costs as we adjusted to reduced capital spending by our client base. In addition, our margins were negatively affected by additional reserves for insurance and litigation, restructuring charges and demobilization costs incurred to exit certain contracts and locations. During the fourth quarter of 2002, we implemented plans to exit certain locations or businesses which incurred costs of revenue aggregating $85.9 million in 2002.

      Depreciation was $35.1 million or 4.2% of revenue for the year ended December 31, 2002, compared to $51.7 million or 4.2% of revenue for the same period in 2001. The decrease in the amount of depreciation expense in 2002 was due primarily to reduction of fixed assets resulting from disposals of excess equipment.

      Amortization expense decreased to $0.9 million for the year ended December 31, 2002, compared to $10.8 million for the same period in 2001. Goodwill is no longer amortized in accordance with SFAS

No. 142 (see Note 2 to the Consolidated Financial Statements), which was implemented January 1, 2002. The remaining amortization expense relates to non-competition agreements.

      General and administrative expenses were $117.4 million or 14.0% of revenue for the year ended December 31, 2002, compared to $290.0 million or 23.7% of revenue for the same period in 2001. Included in general and administrative expenses in 2002 and 2001 are provisions for bad debts of $15.4 million and $185.5 million, respectively. We incurred severance charges totaling $0.2 million in 2002 in connection with our restructuring plan, and $11.5 million in 2001 primarily related to our former president and chief executive officer. Excluding these provisions and charges, general and administrative expenses were $101.8 million or 12.1% of revenue for the year ended December 31, 2002 and $93.0 million or 7.6% of revenue for the year ended December 31, 2001, an increase of $8.8 million from the prior year. General and administrative expenses as a percentage of revenue in 2002 was affected by an overall decline in revenues experienced during the year without a similar reduction of expenses as well as additional costs incurred in connection with our restructuring plan. We are currently implementing additional measures to streamline our cost structure, including exiting certain divisions and locations and activities that added approximately $17.1 million to our overall general and administrative expenses in 2002.

      Interest expense, net of interest income, was $18.2 million or 2.2% of revenue for the year ended December 31, 2002, compared to $14.7 million or 1.3% of revenue for the same period in 2001. We had no outstanding draws on our credit facility as of December 31, 2002. Although we continue to incur interest expense from our long term debt and periodic credit line borrowing to meet working capital needs and support various letters of credit, we have reduced interest expense by $1.2 million during the year ended December 31, 2002. This reduction was partially offset by a $4.7 million reduction in interest income from notes receivable.

      Other expense was $10.1 million or 1.2% of revenue for the year ended December 31, 2002, compared to $14.6 million of other expense or 1.3% of revenue for the same period in 2001. In 2002, a $5.0 million gain on disposal of certain non-core assets, investments and excess equipment was offset by a $13.2 million valuation allowance to reduce the carrying value of certain assets held for sale, long lived assets in use and investments. In 2001, we recorded an impairment charge of $6.5 million related to our equity investment in a client and a $10.0 million write-down of non-core international assets

      For the year ended December 31, 2002, our effective tax rate was approximately 37.9%, compared to 37.2% in 2001. The increase in effective rate was due to the nondeductibility of certain expenses which reduced the overall tax benefit in 2002 due to a proportionate increase in our loss for 2002 relative to 2001.

Year ended December 31, 2001 compared to year ended December 31, 2000

      Our revenue was $1.2 billion for the year ended December 31, 2001, compared to $1.3 billion for the same period in 2000, representing a decrease of $107.7 million or 8.1% primarily due to a reduction in capital expenditures by telecommunications clients and a downturn in the economy generally.

      Our costs of revenue were $988.2 million or 80.8% of revenue for the year ended December 31, 2001, compared to $1.0 billion or 76.5% of revenue for the same period in 2000. In 2001, margins were impacted by under-utilization of personnel, leased equipment and other properties; losses related to our internal network service offerings; and demobilization and redeployment costs, all related to reduced capital spending by telecommunication carriers.

      Depreciation was $51.7 million or 4.2% of revenue for the year ended December 31, 2001, compared to $52.4 million or 4.0% of revenue for the same period in 2000. The decrease in the amount of depreciation expense in 2001 was due primarily to reduced capital expenditures.

      Amortization was $10.8 million or 0.9% of revenue for the year ended December 31, 2001, compared to $11.0 million or 0.8% of revenue for the same period in 2000.

      General and administrative expenses were $290.0 million or 23.7% of revenue for the year ended December 31, 2001, compared to $98.5 million or 7.4% of revenue for the same period in 2000. Included in general and administrative expenses in 2001 is a reserve for bad debt of $182.2 million related to receivables from clients that have filed for bankruptcy protection or are experiencing financial difficulties and a charge of $11.5 million primarily related to severance for our former president and chief executive officer. Excluding these charges and reserves, general and administrative expenses were $96.3 million or 7.9% of revenue, a reduction of $2.2 million from the prior year.

      Interest expense, net of interest income, was $14.7 million or 1.2% of revenue for the year ended December 31, 2001, compared to $13.3 million or 1.0% of revenue for the same period in 2000. The increase in net interest expense of $1.4 million was due primarily to higher debt balances in 2001.

      Other expense was $14.6 million or 1.3% of revenue for the year ended December 31, 2001, compared to $25.8 million or 1.9% of revenue for the same period in 2000. In 2001, we recorded an impairment charge of $6.5 million related to our equity investment in a client and a $10 million write-down of non-core international assets. In 2000, we recognized a net charge of $26.3 million primarily related to write-downs of non-core international assets.

      For the year ended December 31, 2001, our effective tax rate was approximately 37.2%, compared to 41.2% in 2000. The decline in effective rate was due to the nondeductibility of certain expenses which reduced the overall tax benefit in 2001 proportionately more than increased the tax provision in 2000 due to the greater amount of the loss in 2001 compared to the amount of income in 2000.

Financial Condition, Liquidity and Capital Resources

      Our primary liquidity needs are for working capital, capital expenditures, letters of credit and debt service. Our primary sources of liquidity are cash flows from operations, borrowings under revolving lines of credit, tax refunds and sale of investments, property and excess assets. As of September 30, 2003, our cash balances included $1.6 million, denominated in foreign currencies, primarily, the Brazilian Real. During the fourth quarter of 2002, we recorded certain restructuring charges aggregating $8.2 million, including consulting fees, of which $1.0 million remains outstanding as of September 30, 2003. We anticipate payment of the remaining amounts through 2004.

      As of September 30, 2003, we had $186.9 million in working capital compared to $144.8 million as of December 31, 2002. The increase in working capital is related primarily to the seasonality we experience in our revenues as well as general expansion of our business.

      Net cash used in operating activities was $4.5 million for the nine months ended September 30, 2003. The net cash used in operating activities in 2003, in part resulted from seasonal increases in revenue and related receivables, changes in other working capital components, net of a $27.9 million receipt of income tax refunds resulting from losses incurred in 2002. In 2003, we also made interest payments on our senior subordinated debentures totaling approximately $15.5 million. A portion of the proceeds from the income tax refund were used to repay borrowings under our revolving credit facility at the time of receipt.

      Included in our results of operations is a non-cash provision for income taxes of $5.3 million for the nine months ended September 30, 2003. We do not anticipate payment of these taxes due to net operating loss carryforwards generated in 2001 and 2002 nor do we anticipate further federal income tax refunds in 2004.

      During the nine months ended September 30, 2003, we paid approximately $1.9 million related to contingent consideration from earlier acquisitions that was reflected as a reduction in other current liabilities. We also invested $2.9 million in our domestic fleet and $0.2 million in our international fleet to replace or upgrade equipment, along with $3.1 million in technology enhancements. Total capital expenditures of $6.2 million for the nine months ended September 30, 2003 reflects an $8.4 million decline from the nine months ended September 30, 2002 levels of $14.6 million as a result of our restructuring initiative to improve our fleet utilization. Also during the nine months ended September 30, 2003, we received proceeds and notes receivable of approximately $16.0 million on the sale of assets and investments and for disposal of assets held for sale.

      During the nine months ended September 30, 2003, our financing activities primarily consisted of borrowings under a revolving debt line to support international operations. Additionally, $2.7 million of payments were made during that period on our capital leases.

      We have a credit facility for U.S. operations that provides for borrowings up to an aggregate of $125.0 million, based on a percentage of eligible accounts receivable and unbilled receivables as well as a fixed amount of equipment that decreases quarterly. Although the credit facility provides for borrowings of up to $125.0 million, the amount that we can borrow at any given time is based upon a formula that takes into account, among other things, our eligible billed and unbilled accounts receivable, which can result in borrowing availability of less than the full amount of the facility. As of September 30, 2003 and December 31, 2002, availability under the credit facility totaled $49.6 and $39.2 million net of outstanding standby letters of credit aggregating $39.2 and $46.7 million, respectively. Substantially all of the outstanding letters of credit are issued to our insurance or bonding providers as part of our insurance and bonding programs. We had no outstanding draws under the credit facility as of September 30, 2003 and December 31, 2002 although we periodically borrowed against the credit facility during 2003 and 2002. Amounts outstanding under the revolving credit facility mature on January 22, 2007. The credit facility is collateralized by a first priority security interest in substantially all of our U.S. assets and a pledge of the stock of certain of our operating subsidiaries. Interest under the facility accrues at rates based, at our option, on the agent bank’s base rate plus a margin of between 0.75% and 1.75% or its LIBOR rate (as defined in the credit facility) plus a margin of between 2.25% and 3.25%, each margin depending on certain financial thresholds. The facility includes an unused facility fee of 0.50%, which may be adjusted to as low as 0.375% or as high as 0.625% depending on the achievement of certain financial thresholds.

      The credit facility, as amended in December 2003, contains customary events of default (including cross-default) provisions and covenants related to our North American operations that prohibit, among other things, making investments and acquisitions in excess of a specified amount, incurring additional indebtedness in excess of a specified amount, paying cash dividends, making other distributions in excess of a specified amount, making capital expenditures in excess of a specified amount, creating liens against our assets, prepaying other indebtedness including our 7.75% senior subordinated notes, and engaging in certain mergers or combinations without the prior written consent of the lenders. In addition, any deterioration in the quality of our billed and unbilled receivables would reduce availability under our credit facility.

      The credit facility contains certain financial covenants that require us to maintain specified tangible net worth values and a minimum fixed charge coverage ratio (all as defined in the credit facility).

      As of September 30, 2003 and December 31, 2002 we were in compliance with all of the covenants under the credit facility as amended in September 2003. Failure to achieve certain results could cause us not to meet these covenants in the future.

      We have $200.0 million, 7.75% senior subordinated notes due in February 2008, with interest due semi-annually, of which $195.9 million, net of discount, is outstanding as of September 30, 2003 and December 31, 2002. The notes also contain default (including cross-default) provisions and covenants restricting many of the same transactions as under our credit facility. Our senior subordinated notes are rated by various rating agencies and in March 2003, Standard & Poor’s downgraded our credit rating from BBB- to BB. The downgrade in our credit rating did not have an impact on our liquidity or ability to obtain adequate financing.

      The following table sets forth our contractual commitments as of September 30, 2003 (in thousands) and our anticipated payment obligations (in thousands) during the periods indicated below:

Contractual Obligations

		October 1,
	As of	2003 to
	September	December 31,
Contractual Obligations	30, 2003	2003	2004	2005	2006	2007	Thereafter

Senior subordinated notes (1)	$195,880	$—	$—	$—	$—	$—	$195,880
Notes payable for equipment (1)	1,525	402	1,123	—	—	—	—
Other lines of credit (1)	3,112	3,112	—	—	—	—	—
Obligations related to acquisitions (2)	771	771	—	—	—	—	—
Capital leases (3)	3,782	189	756	756	756	757	568
Operating leases	45,130	6,815	16,591	9,362	4,261	2,710	5,391

Total	$250,200	$11,289	$18,470	$10,118	$5,017	$3,467	$201,839

(1)	See Note 4 to the Notes to our Consolidated Financial Statements.

(2)	Primarily related to contingent consideration for acquisitions.

(3)	Included in other liabilities in our Consolidated Balance Sheets.

		October 1,
	As of	2003 to
	September	December 31,
Other Contractual Obligations	30, 2003	2003	2004	2005	2006	2007	Thereafter

Standby letters of credit	$39,180	$—	$39,175	$5	$—	$—	$—
Executive life insurance	22,684	1,455	1,624	1,624	1,124	1,124	15,733

Total	$61,864	$1,455	$40,799	$1,629	$1,124	$1,124	$15,733

Seasonality

      Our North American operations are historically slower in the first and fourth quarters of the year. This seasonality is primarily the result of client budgetary constraints and preferences and the effect of winter weather on external network activities. Some of our clients, particularly the incumbent local exchange carriers, tend to complete budgeted capital expenditures before the end of the year and defer additional expenditures until the following budget year. Revenue in local currency from our Brazilian operations is not expected to fluctuate seasonally.

Impact of Inflation

      The primary inflationary factor affecting our operations is increased labor costs. We have not experienced significant increases in labor costs to date. Our Brazilian operations may be exposed to risks associated with high inflation.

Recently Issued Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalize that amount as part of the book value of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. This statement is effective for financial statements for fiscal years beginning after June 15, 2002. We adopted provisions of this statement effective January 1, 2003. The adoption of SFAS No. 143 did not have an effect on our earnings or financial position.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires the recording of costs associated with exit or disposal activities at their fair values only once a liability exists. Under previous guidance, certain exit costs were accrued when we committed to an exit plan, which may have been before an actual liability arose. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We adopted SFAS No. 146 effective January 1, 2003. The adoption of SFAS No. 146 did not have a material effect on our earnings or financial position.

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires a company to consolidate a variable interest entity (“VIE”), as defined, when the company will absorb a majority of the variable interest entity’s expected losses, receive a majority of the variable interest entity’s expected residual returns, or both. FIN 46 also requires consolidation of existing, non-controlled affiliates if the VIE is unable to finance its operations without investor support, or where the other investors do not have exposure to the significant risks and rewards of ownership. FIN 46 applies immediately to a VIE created or acquired after January 31, 2003. For a VIE acquired before February 1, 2003, FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003. The adoption of this Interpretation did not have a material effect on our financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, which amends SFAS No. 123, “Accounting for Stock-Based Compensation.” The provisions of SFAS No. 148 provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The provisions also amend the disclosure requirements of SFAS No. 123 for both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. The transitional provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002 and the disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with early adoption encouraged. The Company adopted the disclosure requirements of SFAS No. 148 in the last quarter of fiscal 2002. The adoption of this statement did not have an impact on historical financial position or results of operation of the company.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The adoption of SFAS 149, which was effective for contracts entered into or modified after June 30, 2003, did not have a material effect on our financial condition or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting guidance for certain financial instruments that, under previous guidance, could have been classified as either a liability or equity. These financial instruments include mandatory redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS No. 150 now requires those instruments to be classified as liabilities (or as assets under some circumstances) in the statement of financial position. SFAS No. 150 also requires the terms of those instruments and any settlement alternatives to be disclosed. Equity securities of consolidated entities that meet the definition of a mandatory redeemable security by virtue of having a finite life (“mandatory redeemable minority interests”) are included in the scope of SFAS No. 150. SFAS No. 150 became effective on June 15, 2003. The FASB deferred the provisions of SFAS No. 150 as they relate to mandatory redeemable minority interests and is expected to issue interpretive guidance with respect to such provisions. The adoption of the other provisions of SFAS No. 150 at the beginning of the third quarter of 2003 did not have a material impact on our financial position and results of operations.

      In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The EITF addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The EITF was effective for agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The adoption of EITF Issue 00-21 did not have an impact on our financial position and results of operations.

BUSINESS

Overview

      We design, build, install, maintain and upgrade networks and other facilities for providers of telecommunications, broadband (including cable, satellite and high speed Internet) energy services, traffic control and homeland security systems throughout many parts of North America. We, or our predecessors, have been active in the specialty infrastructure services industry for over 70 years. In the nine month period ended September 30, 2003, we provided services to over 500 clients. Our industry is highly fragmented and characterized by small, local companies. With approximately 7,000 employees, we are one of the few companies in our industry that is national in scope and multi-disciplinary in competency, allowing us to address the full range of our clients’ infrastructure needs, ranging from basic installation and construction to sophisticated engineering, design and integration. We believe that our larger clients increasingly are seeking larger national vendors to provide their telecommunications, broadband and energy infrastructure services needs.

      Our clients include some of the largest and most prominent companies in the telecommunications, broadband and energy fields, many of which have selected us for multiple projects or extended engagements. We also provide services to a number of state departments of transportation. We believe that our experience, size and reputation for quality and reliability has resulted in a stable base of recurring business from our existing clients and positioned us well to attract new clients.

      We provide the following services:

      Design. We assist clients with planning and designing infrastructure projects. Our engineers are trained and knowledgeable in a variety of technology and infrastructure fields. Our involvement in the planning and design phase of projects allows us to assist our clients in managing civil, environmental, structural and electrical issues that arise in infrastructure projects.

      Build. We build underground and overhead telecommunications, cable, power delivery, traffic control and homeland security systems for our clients. To accomplish this, we maintain a large fleet of bucket trucks, backhoes, trenchers and other heavy machinery.

      Install. We install buried and aerial fiber optic cables, coaxial cables, copper lines, electrical distribution systems and transmission systems in a variety of environments for our clients. We also install satellite dishes and set-top broadband boxes in the homes of our clients’ customers. Our installation focus is both in new projects and areas where there is a need to deploy upgrades and replacements.

      Maintain and Upgrade. We offer 24-hours-a-day, 7-days-a-week, 365-days-a-year maintenance and support to our clients. Our comprehensive service offerings include the regular maintenance of our clients’ distribution facilities and networks as well as emergency services for accidents or storm damage.

      We generally provide services to clients pursuant to the following types of contracts:

•	master service agreements for all specified design, installation, upgrade and/or maintenance services within a defined geographic territory for a multi-year term;

•	design and installation contracts for specific projects; and

•	turnkey arrangements for comprehensive design, engineering, procurement, installation and maintenance services.

      The majority of our contracts provide that we will furnish a specified unit of service for a price per unit. We recognize revenue as the related work is performed. Approximately 12% of our work was performed under percentage-of-completion contracts during the nine months ended September 30, 2003. Under the percentage-of-completion method, revenue is recognized on a cost-to-cost basis according to the estimated percentage of total costs incurred to date in proportion to total estimated cost to over the life of the contract. Clients are billed with varying frequency: weekly, monthly or upon attaining specific milestones.

      We perform a majority of our services under master service agreements, which are typically exclusive, or service agreements, which are typically not exclusive, to provide certain of our clients’ infrastructure requirements up to a specified dollar amount per job within defined geographic areas. These contracts have various terms, depending upon the nature of the services provided and are typically subject to termination by the client on short notice. A master service agreement often will consist of hundreds of individual projects that are generally valued at less than $100,000 each. Master service agreements are frequently awarded on a competitive bid basis, although clients are often willing to negotiate contract extensions beyond their original terms without re-bidding. We invoice master service agreements on a unit basis as work is completed. In addition, we have a significant number of long-term maintenance and upgrade contracts with our broadband clients that are similar to master service agreements. A majority of our revenues are derived from master service agreements.

      We serve clients in the following industries:

      Telecommunications. We help telecommunications companies design, build, install, maintain and upgrade the physical facilities used to provide telecommunications service from the provider’s central office to the ultimate consumer’s home or business.

      Our telecommunications clients’ capital improvements and maintenance expenditures are driven by competitive pressures, regulatory oversight, changing technology and the need for ongoing maintenance and desire to expand and upgrade their systems.

      The services that we provide telecommunications companies include:

•	providing route development, right of way and other site acquisition, permitting, materials procurement, acceptance testing and as-built documentation;

•	excavating, placing and splicing fiber optic, coaxial and copper cable;

•	fabricating and placing related structures such as poles, anchors, conduits, manholes, cabinets and closures;

•	placing drop lines from the main distribution terminals to the client’s home or business; and

•	maintaining, removing and replacing these facilities.

      A representative sample and our telecommunications clients, in alphabetical order, include:

•	BellSouth Telecommunications, Inc.;

•	Qwest Corporation;

•	SBC Communications Inc.;

•	Sprint Corporation; and

•	Verizon Communications Inc.

      In the nine month period ended September 30, 2003, revenue from our North American telecommunications services totaled $186.2 million, or approximately 29.2% of our total revenues for that period. On November 12, 2003, we announced that we were pursuing strategic options with respect to our Brazilian telecommunications business, which generated 3.3% of our revenues for the nine month period ended September 30, 2003.

      Broadband. We help broadband companies, including cable television and satellite companies, design, build, install, maintain and upgrade the systems that bring cable television, satellite services, digital services, high-speed Internet access and telephony to homes in the United States and Canada.

      Our broadband clients’ capital improvements and maintenance expenditures are driven by competitive pressures, franchise commitments, changing technology, and the need for ongoing maintenance and the desire to expand and upgrade their systems.

      The services that we provide cable television and broadband providers include:

•	design of cable television systems;

•	building or rebuilding of cable television plants;

•	wiring of multiple dwelling units to allow for broadband service and increased bandwidth;

•	installing cable television and satellite connections and residential cable set top boxes, modems and satellite dishes; and

•	maintaining networks for providers of cable television and broadband services.

      A representative sample of our clients, in alphabetical order, include:

•	Adelphia Communications Corporation;

•	Charter Communications, Inc.;

•	Cogeco Cable, Inc.;

•	Comcast Cable Communications, Inc.;

•	Cox Communications, Inc.;

•	DIRECTV, Inc.;

•	Rogers Cable, Inc.; and

•	Time Warner, Inc.

      In the nine month period ended September 30, 2003, revenues from our North American broadband services totaled $173.2 million, or approximately 27.1% of our total revenues for that period. Comcast and DIRECTV accounted for 11.7% and 10.3%, respectively, of our total revenues for the nine month period ended September 30, 2003.

      Energy. We help electric, gas and pipeline companies design, build, install, maintain and upgrade overhead and underground electrical distribution systems, transmission systems, substations, wind farms, switchyards, and natural gas pipelines.

      Our energy clients’ capital improvements and maintenance expenditures are driven by demands for increased reliability, safety standards, regulatory requirements and the need for ongoing maintenance and desire to expand and upgrade their systems.

      The services that we provide electric, gas and pipeline companies include:

•	drafting, permitting, material procurement, and engineering/design services;

•	building electrical substations and switchyards;

•	installing natural gas pipelines and manholes;

•	installing overhead and underground transmission and distribution systems;

•	maintaining and installing electrical and other utilities’ transmission and distribution networks; and

•	restoring asphalt and concrete surfaces.

      A representative sample of our energy clients, in alphabetical order, include:

•	Dominion Resources, Inc.;

•	Florida Power and Light Company;

•	Gulf Power Company;

•	Oncor Electric Delivery Company (formerly known as TXU Electric Company & TXU Gas Company);

•	Progress Energy, Inc.;

•	Southern Co./Georgia Power Co.; and

•	TECO Energy Inc.

      In the nine month period ended September 30, 2003, revenues from our North American energy services were $152.6 million, or approximately 23.9% of our total revenues for that period.

      Traffic Control Systems and Homeland Security. We help departments of transportation and local municipalities design, build, install, maintain and upgrade traffic control systems, including video surveillance systems and cameras, remote-controlled variable message signs, radar detection devices, traffic signal systems and count stations. We currently provide traffic control services to 11 states and are qualified to provide these services to 40 states and the federal government. We began designing, building, installing and maintaining similar systems in support of federal and state government homeland security projects in 2003. We believe homeland security represents a growing market for our services. Our homeland security service offerings includes bridge, port, border and airport security and monitoring.

      Our traffic control systems and homeland security clients’ capital improvements and maintenance expenditures are driven by Environmental Protection Agency emissions compliance obligations, department of transportations spending provisions, including the Transportation Equity Act for the 21st Century, homeland security requirements and ongoing maintenance of their systems.

      The services that we provide departments of transportation, local municipalities and state and federal governmental agencies include:

•	designing traffic control systems;

•	building central control centers that remotely monitor and control the operation of multiple traffic control devices;

•	installing video cameras, message signs, radar detection devices, traffic signals, and count stations on public roadways; and

•	maintaining and installing traffic control and homeland security systems.

      A representative sample of our traffic control and homeland security clients, in alphabetical order include:

•	Florida Department of Transportation;

•	Georgia Department of Transportation;

•	Tennessee Department of Transportation;

•	Texas Department of Transportation; and

•	Virginia Department of Transportation.

      In the nine month period ended September 30, 2003, revenues from our North American traffic control systems and other government services totaled $105.3 million in revenues, or approximately 16.5% of our total revenues for that period.

Competitive Strengths

      We believe our size, nationwide presence, skilled technical personnel, financial strength, bonding capacity and reputation provide a competitive advantage in obtaining larger, more complex specialty infrastructure projects and gaining market share in the fragmented infrastructure service industry as our clients seek to work with fewer, larger service providers.

      Our competitive strengths include:

      National Footprint and Name Recognition. We believe that our clients increasingly are seeking national vendors to provide their telecommunications, broadband and energy infrastructure services needs. We have significantly broadened our geographic presence in recent years and believe we are capable of servicing clients throughout North America.

      Full Range of Services. We are one of the few infrastructure contractors capable of providing all of the design, building, installation, maintenance and upgrade services necessary for complete telecommunications, broadband, energy and traffic control systems and networks. In delivering a complete solution, we start from a transmission point, such as a telephone company central office, cable television head-end or electricity substation, and run aerial, underground and/or buried cables to the ultimate end-users’ voice and data ports, computer terminals or outlets.

      Technical Expertise and Reliable Client Service. We, or our predecessors, have been in business for over 70 years and we believe that we have established a reputation for quality and reliability, technical expertise and operating and financial efficiency. Our reputation for quality and reliability is illustrated by the fact that certain of our broadband clients contract with us to provide private label service under which our employees wear uniforms and drive vehicles bearing their logos. We also believe that our reputation among our clients gives us an advantage in securing larger, more technically complex infrastructure projects and greater volume of business from our existing clients and should serve to attract new clients. Because we have completed two separate pilot fiber optic deployments to an aggregate of approximately 200,000 households, we believe that we have a competitive advantage in securing projects involving telecommunications providers upgrading to fiber optic local loops and installing fiber to their customers’ premises. We are not aware of any other competitor having completed fiber to the premises deployments of this size in the United States.

      Diverse and Recurring Client Base. We have experience in serving clients from a variety of industries including telecommunications, broadband, energy and traffic control systems. Our top 20 North American clients, accounted for 61% of our revenues in the nine month period ended September 30, 2003. The majority of our revenues are from maintenance services under master service agreements which tend to be recurring. In addition to client diversity, we maintain service offering diversity, as is evidenced by the fact that our service offerings generated the following percentage of revenues for the nine month period ended September 30, 2003: 29.2% telecommunications (excluding our international operations); 27.1% broadband; 23.9% energy services; and 16.5% traffic control systems and other governmental services.

      Experienced Management. The members of our senior management team average 21 years of experience working in the infrastructure industry or the industries that we serve.

      Financial Strength and Bonding Capacity. Some of our contracts require performance and payment bonds. We believe that our financial strength gives us the ability to bid, and contract to provide the infrastructure services, for certain large projects for which some of our smaller competitors are unable to bid. Bonding capacity in the infrastructure industry is important and has become increasingly difficult to obtain. We believe that our financial strength and strong operating history allow us to maintain bonding capacity adequate for our current and anticipated needs. As of September 30, 2003, we had approximately $85 million outstanding in performance and payment bonds.

Strategy

      Our strategy is to use our competitive strengths to increase market share in the fragmented specialty infrastructure services industry by expanding relationships across multiple service offerings with long-time, financially stable clients and selectively attracting new clients which have both financial liquidity and end-user customers. We are also focused on developing related and new market opportunities that allow us to maximize use of our skilled employee base and large equipment fleet. We target predictable recurring maintenance and upgrade work under exclusive, multiple year master service and other agreements. We are also focused on leveraging our overhead and achieving other cost savings and efficiencies through better utilization of our equipment, facilities and personnel and through economies of scale.

      The key elements of our growth strategy are as follows:

      Expand Existing Client Relationships and Pursue Selected New Clients. We actively market our national footprint and comprehensive service offerings to our long-time, financially stable clients and to potential new clients which have both financial liquidity and established end-user customer bases. We are focused on increasing the range of services that we provide to our clients by teaming with consultants, equipment suppliers and other vendors to allow us to provide comprehensive turnkey services to our clients.

      Pursue Selected Acquisitions and Strategic Alliances. We intend to pursue acquisitions and strategic alliances and will focus on acquisitions and alliances that allow us to expand our operations to areas where we do not have a strong presence or allow us to provide new service offerings requiring skill sets or equipment that we do not currently maintain. We are not currently engaged in any negotiations involving any material acquisitions or strategic alliances.

      Continue To Achieve Operating Efficiencies. During 2001 and 2002, we realigned our North American operations to focus on our core businesses and instituted a program to improve efficiency and productivity by leveraging existing administrative personnel to support increased growth. We intend to further develop and expand the use of integrated management information systems across our service lines to facilitate financial control, project costing and asset allocation. Our objective in undertaking these initiatives is to realize savings in overhead and other expenses and thereby improve operating margins and profitability.

      Continue To Focus on Financially Stable Client Base. We continue to focus on evaluating the financial strength of both existing and new clients as a means to improve our profitability. We have undertaken concerted efforts to improve our credit and collections functions to ensure that we provide services to prominent, credit worthy clients who have established end-user customer bases.

Backlog

      At each of September 30, 2003 and December 31, 2002, we had a backlog in our domestic operations of approximately $1.2 billion. Our backlog consists of the uncompleted portion of services we are to perform under project-specific contracts and our estimate of work on existing master service agreements. We expect to complete most of our project-specific backlog as of September 30, 2003 during the 18 months thereafter. Our backlog also includes certain master service agreements that contain multiple year terms.

Sales and Marketing

      We market our services individually and in combination with other companies to provide the most efficient and effective solution to meet our clients’ demands, which increasingly require resources from multiple disciplines. Through our unified MasTec® brand and an integrated organizational structure designed to permit rapid deployment of labor, equipment and materials, we are able to quickly and efficiently to allocate resources to meet client needs.

      We have developed a marketing plan emphasizing the MasTec® registered service mark and an integrated service offering to position ourselves as a provider of a full range of services solution, providing services ranging from basic installation to sophisticated engineering, design and integration. We believe our long-standing relationships with our clients and reputation for reliability and efficiency facilitate our recurring business. Our marketing efforts are principally carried out by the management of our service groups in coordination with our corporate marketing organization. Most of our management have many years of experience in the industries they serve, both at the service provider level and in some cases with the clients we serve. Our service group managers market directly to existing and potential clients for new contracts or to be placed on lists of vendors invited to submit proposals for master service agreements and individual projects. Our executive management supplements these efforts at the national level. We also market through our internal and external salesforces and our corporate marketing department.

Safety and Insurance/Risk Management

      Our business requires the use of equipment and exposure to conditions that can be hazardous. Although we are committed to a policy of operating safely and prudently, we have been and will continue to be subject to claims by employees, clients and third parties for property damage and personal injuries resulting from the performance of our services.

      We are committed to ensuring that our team members perform their work safely and strive to instill safe work habits in all of our team members. We perform on-site services using team members who have completed our applicable safety and training programs. Our policies require that team members complete the prescribed training and service program for which they work in addition to those required by applicable law. We evaluate our team members not only on the basis of the efficiency and quality of their work but also on their safety records and the safety records of the team members they supervise. We also hold regular training sessions and seminars with our team members devoted to safe work practices. We have established a company-wide safety committee to share best practices and to monitor and improve compliance with safety regulations.

      The primary claims we face in our operations are workers’ compensation, automobile liability and various general liabilities. We maintain insurance policies with respect to these risks, but these policies are subject to deductibles for workers’ compensation, automobile liability and general liability, currently a maximum of $2.0 million per claim. We have umbrella coverage up to a policy limit of $70.0 million and no stop loss coverage for the 2003-2004 policy period. An independent third party actuarially determines any liabilities for unpaid claims and associated expenses, including incurred but not reported losses, and we reflect those liabilities on our balance sheet as an accrued liability. We continually review these claims and expenses and the appropriateness of the accrued liability.

Suppliers and Materials

      Our clients supply the majority of the raw materials and supplies necessary to carry out our contracted work. We obtain materials and supplies for our own account from independent third-party providers and do not manufacture any significant amount of materials or supplies for resale. We are not dependent on any one supplier for any materials or supplies that we obtain for our own account. We have not experienced any significant difficulty in obtaining an adequate supply of materials and supplies.

      We use independent contractors to perform portions of our services and to manage work flow. These independent contractors typically are sole proprietorships or small business entities. Independent contractors typically provide their own employees, vehicles, tools and insurance coverage. We are not dependent on any single independent contractor. Our subcontracts typically contain provisions limiting our obligation to pay the subcontractor if our client has not paid us. These payment limitation provisions may not be available to us in certain cases.

Competition

      There is no dominant provider in the specialty infrastructure services industry. The industry is highly fragmented and we compete with other companies in most of the markets in which we operate, ranging from small independent firms servicing local markets to larger firms servicing regional and national markets. We also face competition from existing or prospective clients which employ in-house personnel to perform some of the same types of services we provide. Historically, there have been relatively few significant barriers to entry into the markets in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors. We are, however, one of the few providers with a nationwide comprehensive services offering.

      We believe our clients consider a number of factors in choosing a service provider, including technical expertise and experience, financial and operational resources, nationwide presence, industry reputation and dependability. A significant portion of our revenue is currently derived from unit price agreements. Historically, price has often been the principal factor in determining whether the services provider is awarded the work on smaller, less complex projects. Smaller competitors are sometimes able to win bids for these projects based on price alone due to their lower costs and financial return requirements. In addition, we could be underbid by competitors in an effort to procure such business. We believe our size, nationwide presence, skilled technical personnel, financial strength, bonding capacity and reputation provide a competitive advantage in obtaining larger, more complex infrastructure projects and gaining market share in the fragmented infrastructure services industry.

Regulation

      Our operations are subject to various federal, state and local laws, including:

•	contractor licensing requirements;

•	building and electrical codes;

•	permitting and inspection requirements; and

•	regulations related to labor relations, worker safety, and environmental protection.

      We believe we have all licenses and permits material to the conduct our operations and that we are in compliance with all material applicable regulatory requirements.

Employees

      As of December 31, 2003, we had approximately 7,000 team members in our North American operations. The total number of our team members is down from December 31, 2002 by approximately 200. Approximately 250 of our team members are represented by labor unions, principally the Communication Workers of America or the International Brotherhood of Electrical Workers. We believe that our employee relations are good.

      Recruiting. Our primary hiring sources for our team members include promotion from within, team member referrals, print and Internet advertising and direct recruiting. We attract and retain team members by offering technical training opportunities, bonus opportunities, stock ownership, competitive salaries, and a comprehensive benefits package. Our MasTec registered brand and integrated service offering also has created a unified corporate culture that we believe helps attract and retain team members. Team members are exposed to numerous technologies being deployed by our clients which serves as a recruitment tool. We attract talent from numerous sources including higher learning institutions, colleges, and industry.

      Training and Career Development. We believe that our continuous focus on training and career development helps us to retain our team members. Team members participate in on-going educational programs, many of which are internally developed, to enhance their technical and management skills through classroom and field training. Manufacturers of telecommunications equipment also sponsor training programs covering the installation and maintenance of their equipment, which our team members regularly attend. We also provide opportunities for promotion and mobility within our integrated service organization that we believe helps retain our team members.

Legal Proceedings

      The labor union representing the workers of Sistemas e Instalaciones de Telecomunicación S.A., a former MasTec subsidiary which we refer to in this prospectus as Sintel, has instigated an investigative action with a Spanish federal court that commenced in July 2001 alleging that five former members of the board of directors of Sintel, including Jorge Mas, the Chairman of the Board of MasTec, and his brother Juan Carlos Mas, approved a series of allegedly unlawful transactions that led to the bankruptcy of Sintel. We are also named as a potentially liable party. The union alleges Sintel and its creditors were damaged in the approximate amount of 13 billion pesetas ($90.6 million and $81.9 million at September 30, 2003 and December 31, 2002 exchange rates, respectively). As discussed in our prior public filings, the Spanish judge has taken no action to enforce a bond order pending since July 2001 for the amount of alleged damages. A Spanish judge has met with certain of our executives, but neither the executives nor MasTec have been served in the action.

      On January 9, 2002, Harry Schipper, one of our shareholders, filed a shareholder derivative lawsuit in the U.S. District Court for the Southern District of Florida against us as nominal defendant and against certain current and former members of our Board of Directors and senior management, including Jorge Mas, Chairman of the Board, and Austin J. Shanfelter, President and Chief Executive Officer. The lawsuit alleged mismanagement, misrepresentation and breach of fiduciary duty as a result of a series of allegedly fraudulent and criminal transactions, including the matter described above, the severance paid to the former Chief Executive Officer, and our investment in and financing of a client that subsequently filed for bankruptcy protection as well as certain other matters, and sought damages and injunctive relief against the individual defendants on MasTec’s behalf. We have reached an agreement with Mr. Schipper that is subject to approval by the court. The agreement provides for payment of fees to counsel for Mr. Schipper and a recovery for MasTec, all of which will be paid by our insurance carrier.

      We are also a party to other pending legal proceedings arising in the normal course of business. While we believe that any financial impact from these legal proceedings would not be material to our results of operations, financial position or cash flows, if we are incorrect in our assessments of the merit or outcome of these legal proceedings, our results of operations, financial position or cash flows could be adversely affected.

MANAGEMENT

Overview

      The following is a list of the names and ages of all of our directors and executive officers, indicating all positions and offices they hold with us as of December 31, 2003. Our directors hold office for a three year term and until their successors have been elected and qualified. Our executive officers hold office for one year or until their successors are elected by our Board of Directors.

Name	Age	Position

Jorge Mas	40	Chairman of the Board of Directors
Jose R. Mas	32	Vice Chairman of the Board and Executive Vice President
Sherrill W. Hudson	60	Director
Julia L. Johnson	40	Director
Joseph P. Kennedy, II	47	Director
Arthur B. Laffer	62	Director
William N. Shiebler	61	Director
Jose S. Sorzano	62	Director
John Van Heuvelen	57	Director
Austin J. Shanfelter	46	Chief Executive Officer, President and Director
Eric J. Tveter	45	Executive Vice President and Chief Operating Officer
Donald P. Weinstein	39	Executive Vice President and Chief Financial Officer

      Jorge Mas has been our Chairman of the Board of Directors since January 1998 and a director since March 1994. From March 1994 to October 1999, Mr. Mas was our Chief Executive Officer. In addition, Mr. Mas is the Chairman of the Board of Directors of Neff Corp. and is a member of the Board of Directors of Nova Southeastern University. Mr. Mas has been Chairman of the Board of the Cuban American National Foundation, Inc., a not-for-profit corporation, since July 1999. Mr. Mas is the brother of Jose Mas.

      Jose R. Mas has been a member of the Board of Directors since August 2001. Mr. Mas has been our Executive Vice President — Business Development since August 2001. Mr. Mas has served in a number of capacities at the operating level with us since 1991, most recently as President of one of our service offerings from May 1999 to August 2001. He is also a member of the Board of Directors of Neff Corp. Mr. Mas is the brother of Jorge Mas, MasTec’s Chairman of the Board.

      Sherrill W. Hudson, has been a member of the Board of Directors since December 2003 and qualifies as an “audit committee financial expert” under Securities and Exchange Commission regulations. He retired from Deloitte & Touche, LLP in August 2002, after 37 years, including the last 19 in Miami as managing partner for South Florida, including oversight responsibility for Deloitte’s Florida and Puerto Rico offices for most of that time. Active in number of charitable and civic activities, Mr. Hudson’s past and present activities include past chair and executive committee of the Florida International University Foundation; the executive committee of the Miami Business Forum; past president and board member of the Orange Bowl Committee and Zoological Society of Florida; past chair of the Greater Miami Chamber of Commerce, American Cancer Society, Dade Community Foundation and Jackson Memorial Foundation; co-chair of the Dade County United Way Campaign (1996) and vice chairman of Goodwill Industries. Mr. Hudson also serves as a member of the board of directors of TECO Energy, Inc., Publix Super Markets, Inc. Standard Register Company, and SportsLine.com, Inc.

      Julia L. Johnson, has been a member of the Board of Directors since February 2002. From January 2001 to the present, Ms. Johnson has been President of NetCommunications, L.L.C., a strategy consulting firm specializing in the communications, energy, and information technology public policy arenas. Prior to founding NetCommunications, Ms. Johnson was Vice President of Marketing for MILCOM Technologies, Inc., a military technology commercialization company, from March 2000 to August 2001. From November 2001 to the present, Ms. Johnson has also served as founder and Chairman of the Emerging Issues Policy Forum, a public policy organization established to promote open public policy discussions on key market, industrial and regulatory issues. Ms. Johnson served on the Florida Public Service Commission from January 1992 until November 1999, serving as chairwoman from January 1997 to January 1999. Ms. Johnson also chaired Florida’s Information Service Technology Development Task Force, which advised Florida Governor Jeb Bush on information technology policy and related legislative issues, from November 1999 to July 2001. In June 2001, Governor Bush appointed Ms. Johnson to the Florida Board of Education for a four-year term. She also serves on the Board of Advisors of GridOne, an independent corporation related to the transmission assets of Entergy, and currently serves on the University of Florida Foundation Board of Trustees.

      Joseph P. Kennedy, II has been a member of the Board of Directors since October 1999. Mr. Kennedy is Chairman and President of Citizens Energy Corporation, a not-for-profit energy provider that he founded in 1979, as well as Chairman and/or President of a number of related companies. Mr. Kennedy served six terms in the U.S. House of Representatives during which time he was a member of the House Banking and Financial Services Committee, a senior member of the House Veteran’s Affairs Committee and the co-chair of the Older American Caucus. He also served as the ranking Democrat on the Housing and Community Opportunity Subcommittee.

      Arthur B. Laffer has been a member of the Board of Directors since March 1994. Dr. Laffer has been Chairman of Laffer Associates, an economic research and financial consulting firm, since 1979; Chief Executive Officer, Laffer Advisors Inc., a broker-dealer, since 1981; and Chief Executive Officer, Laffer Investments, an investment management firm, since 1999. Dr. Laffer is a director of Nicholas Applegate Growth Fund, Oxigene, Inc., Vivendi Environment and Petco Animal Supplies.

      William N. Shiebler has been a member of the Board of Directors since June 1999. Since March 2002, Mr. Shiebler has been a Managing Director of Deutsche Bank and Chief Executive Officer of the Americas for Deutsche Asset Management. Mr. Shiebler was a Senior Managing Director of Putnam Investments, a Boston based investment management firm, and President of Putnam Mutual Funds from 1990 until 2000. Before joining Putnam, he was President and Chief Operating Officer of Dean Witter Reynolds Intercapital, the investment management division of Dean Witter Reynolds, Inc., and Executive Vice President and director of Dean Witter Reynolds, Inc. Mr. Shiebler is a member of the Board of Directors of Oxigene, Inc. and Attensity, Inc. Mr. Shiebler also is a director or trustee of a number of private companies and not-for-profit charitable institutions.

      Jose S. Sorzano has been a member of the Board of Directors since October 1994. Mr. Sorzano has been Chairman of The Austin Group, Inc., an international corporate consulting firm, since 1989, a director of Ultra-Scan Corp., a biometric privately held company, and a director for CIPE, the Center for International Private Enterprise. Mr. Sorzano was also Special Assistant to President Reagan for National Security Affairs from 1987 to 1988; Associate Professor of Government, Georgetown University, from 1969 to 1987; and Ambassador and U.S. Deputy to the United Nations from 1983 to 1985.

      John Van Heuvelen has been a member of the Board of Directors since June 2002. Mr. Van Heuvelen spent 13 years with Morgan Stanley and Dean Witter Reynolds in various executive positions in the mutual fund, unit investment trust and municipal bond divisions before serving as president of Morgan Stanley Dean Witter Trust Company from 1993 until 1999. Since 1999, Mr. Van Heuvelen has been a private equity investor based in Denver, Colorado. His investment activities have included private telecom and technology firms, where he still remains active.

      Austin J. Shanfelter has been our Chief Executive Officer and President and a member of the Board of Directors since August 2001. From February 2000 until August 2001, Mr. Shanfelter was our Chief Operating Officer. Prior to being named Chief Operating Officer, he served as President of one of our service operations from January 1997. Mr. Shanfelter has been in the telecommunications infrastructure industry since 1981. Mr. Shanfelter has been a member of the Board of Directors of the Power and Communications Contractors Association (PCCA), an industry trade group, since 1993. He is also the Chairman of the Cable Television Contractors Council of the PCCA. Mr. Shanfelter has also been a member of the Society of Cable Television Engineers since 1982 and the National Cable Television Association since 1991.

      Eric J. Tveter has been our Chief Operations Officer since July 2002. Mr. Tveter is responsible for day to day operations as well as managing profitable growth of our telecommunications, broadband, energy and intelligent transportation systems operations. Prior to joining our company, Mr. Tveter was an executive with Comcast Corporation, Time Warner Communications, Cablevision Systems Corporation’s Lightpath business unit, and Metromedia International Group, Inc. where he held various key roles in the industries served by MasTec. Mr. Tveter received an MBA from Rutgers University and holds a Bachelor of Science in Economics and Accounting from Long Island University. He also attended the Advanced Negotiations Program at Harvard University.

      Donald P. Weinstein has been our Chief Financial Officer since January 2002. Mr. Weinstein’s primary focus is on the day-to-day operations of the financial group, information technology, human resources, corporate communications, and investor relations. He has over 15 years of experience working in the financial and telecommunications field. Prior to joining our company, from November 1999 to April 2001, Mr. Weinstein was Senior Vice President and Chief Financial Officer of AGL Resources, Inc. as well as President of the company’s telecommunications subsidiary, AGL Networks. From August 1989 to November 1999, Mr. Weinstein was employed by Citizens Communications Co., a telecommunications and utility company, the last two years as Vice President-Planning and Development.

Committees of the Board of Directors and Corporate Governance

      The Board of Directors conducts its business through meetings of the full Board and through committees of the Board, consisting of the executive committee, the audit committee, the compensation committee, and the nominating and corporate governance committee. The Board and its committees also act by written consent. We believe that a majority of our directors qualify as independent directors pursuant to the New York Stock Exchange and Securities and Exchange Commission rules and regulations.

      The executive committee is composed of Jorge Mas, who serves as Chairman, Austin Shanfelter, Arthur Laffer and William Shiebler. The principal function of the executive committee is to act for the Board of Directors when action is required between full Board meetings.

      The audit committee is composed of Sherrill Hudson, who we believe qualifies as an “audit committee financial expert” under the Securities and Exchange Commission regulations, Arthur Laffer, who serves as Chairman, William Shiebler and John Van Heuvelen, all of whom are independent directors. The audit committee oversees our financial reporting and compliance program on behalf of the Board of Directors. The audit committee also is required to approve all audit and nonaudit services provided by our independent auditor, including the scope of and fees paid to the independent auditor. Our Board of Directors has adopted a charter that sets forth the responsibilities of the audit committee.

      The compensation committee is composed of William Shiebler, who serves as Chairman, John Van Heuvelen, Julia Johnson and Jose Sorzano, all of whom are independent directors. The compensation committee is charged with determining compensation for the Chief Executive Officer and our other senior management, establishing salaries, bonuses and other compensation for our executive and operating officers, administering our stock option, stock purchase and incentive compensation plans and recommending to the Board of Directors changes to the plans. Our Board of Directors has adopted a charter that sets forth the responsibilities of the compensation committee.

      The nominating and corporate governance committee is composed of John Van Heuvelen, who serves as Chairman, Julia Johnson, Joseph P. Kennedy, II, Jose Sorzano and Sherrill Hudson, all of whom are independent directors. The nominating and corporate governance committee is responsible for developing qualifications for members of the Board of Directors, recommending to the Board of Directors candidates for election to the Board of Directors and evaluating the effectiveness and performance of the Board. The nominating and corporate governance committee also develops, implements and monitors our corporate governance principles and our code of business conduct and ethics, monitors and safeguards the Board’s independence and annually undertakes performance evaluations of the Board committees and the full Board of Directors. Our Board of Directors has adopted a charter that sets forth the responsibilities of the nominating and corporate governance committee.

      The full text of our audit committee, compensation committee and nominating and corporate governance committee charters, our corporate governance guidelines and our code of conduct is available on our website located at www.mastec.com. Our Internet website and the information contained therein or connected thereto are not incorporated into this prospectus.

Recent Employment Agreements

      On January 7, 2004 (but effective as of December 1, 2003), we entered into an employment agreement with Donald P. Weinstein as Executive Vice President and Chief Financial Officer. The agreement is for a term of three years unless earlier terminated, and provides that Mr. Weinstein will be paid an annual base salary of $300,000 (with annual cost of living increases). Additionally, Mr. Weinstein will receive a total of $600,000 of deferred compensation over the term of the contract. Mr. Weinstein will be entitled to participate in our bonus plan for senior management, will be entitled to a minimum annual performance bonus of $50,000 per year. Additionally, if there is a change of control of MasTec during the employment term, if Mr. Weinstein is terminated without cause or if Mr. Weinstein leaves for “good reason” (i.e., diminution in his responsibilities or move of the company away from South Florida), Mr. Weinstein will be entitled to receive his salary, deferred compensation and benefits for a period of up to 18 months. The agreement also contains gross-up for any excise taxes as well as confidentiality, non-competition and non-solicitation provisions for the benefit of MasTec for a period of two years following the term of employment.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table provides information concerning the beneficial ownership of our common stock, as of December 31, 2003 and as adjusted to reflect the sale of the common stock offered by this prospectus, by:

•	the selling shareholders;

•	each person known to us to beneficially own more than 5% of our common stock;

•	each of our current directors and executive officers; and

•	all of our current directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are exercisable as of December 31, 2003 or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

      Unless otherwise indicated, each named shareholder has sole voting and investment power with respect to the shares beneficially owned by the shareholder.

				Shares to be
	Shares Beneficially Owned			Sold in	Shares Beneficially Owned			Shares Beneficially
	Prior to Stock Offering			Offering(1)	After Offering(2)			Owned After Offering(3)

			Percent				Percent			Percent
	Common		Owner-	Common	Common		Owner-	Common		Owner-
	Stock		ship	Stock	Stock		ship	Stock		ship

Jorge Mas Chairman of the Board	21,364,788	(4)	39.35%	2,270,000	16,614,788	(4)	26.05%	15,902,288	(4)	24.38%
Jorge L. Mas Canosa Holdings I Limited Partnership	11,273,716		20.77%	—	6,523,716		10.23%	5,811,216		8.91%
Jorge Mas Holdings I Limited Partnership	8,599,361		15.84%	—	8,599,361		13.48%	8,599,361		13.91%
Jose R. Mas Vice Chairman of the Board and Executive Vice President	1,480,772	(5)	2.73%	1,430,000	1,480,772	(5)	2.32%	1,480,772	(5)	2.27%
Jose Ramon Mas Holdings I Limited Partnership	1,114,251		2.05%	—	1,114,251		1.75%	1,114,251		1.71%
Juan Carlos Mas	1,235,872	(6)	2.28%	1,050,000	1,235,872	(6)	1.94%	1,235,872	(6)	1.90%
Juan Carlos Mas Holdings I Limited Partnership	1,175,451		2.17%	—	1,175,451		1.84%	1,175,451		1.80%
Mas Family Foundation	282,670		*	—	282,670		*	282,670		*
Sherrill W. Hudson Director	—		*	—	—		*	—		*
Julia L. Johnson Director	30,000	(7)	*	—	30,000	(7)	*	30,000	(7)	*
Joseph P. Kennedy II Director	132,500	(7)	*	—	132,500	(7)	*	132,500	(7)	*
Arthur B. Laffer Director	415,153	(7)	*	—	415,153	(7)	*	415,153	(7)	*
William N. Shiebler Director	162,758	(7)	*	—	162,758	(7)	*	162,758	(7)	*
Jose S. Sorzano Director	119,503	(7)	*	—	119,503	(7)	*	119,503	(3)	*
John Van Heuvelen Director	15,000		*	—	15,000		*	15,000		*
Austin J. Shanfelter Director, President and Chief Executive Officer	697,622	(7)	1.28%	—	697,622	(7)	1.09%	697,622	(7)	1.07%
Donald P. Weinstein Executive Vice President and Chief Financial Officer	30,000	(7)	*	—	30,000	(7)	*	30,000	(7)	*
Eric J. Tveter Executive Vice President and Chief Operations Officer	34,643	(7)	*	—	34,643	(7)	*	34,643	(7)	*
All executive officers and directors as a group (12 persons)	24,482,739		45.10%	3,700,000	19,732,739		30.93%	19,020,239		29.17%
Mellon Financial Corporation(8)	3,958,622		7.29%	—	3,958,622		6.21%	3,958,622		6.07%

*	Less than 1%

(1)	The Jorge L. Mas Canosa Holdings I Limited Partnership, a Texas limited partnership (the “Family Partnership”), will distribute to each of the selling shareholders the number of shares shown as being sold by such shareholder.

(2)	Assumes the over-allotment option is not exercised.

(3)	Assumes the over-allotment option is exercised in full. To the extent that the overallotment option is exercised in full, the Family Partnership will distribute to Jorge Mas and Jose R. Mas the number of shares shown as being sold by such shareholder. Juan Carlos Mas will not sell any shares to satisfy the over-allotment option.

(4)	Includes 11,273,716 shares (6,523,716 shares after the offering assuming the overallotment option is not exercised and 5,811,216 if it is exercised in full) owned directly by the Family Partnership, and indirectly by Jorge Mas, as the president and sole director of Jorge L. Mas Canosa Holdings Corporation, a Texas corporation, the sole general partner of the Family Partnership; and 8,599,361 shares owned of record by Jorge Mas Holdings I Limited Partnership, a Texas limited partnership (“Jorge Mas Holdings”). The sole general partner of Jorge Mas Holdings is Jorge Mas Holdings Corporation, a Texas corporation that is wholly-owned by Mr. Jorge Mas. Also includes 282,670 shares owned of record by the Mas Family Foundation, Inc., a Florida not-for-profit corporation (the “Family Foundation”) of which Mr. Jorge Mas is the president; 1,084,291 shares covered by options exercisable within 60 days of December 31,2003; and 124,750 shares owned of record individually. Mr. Jorge Mas disclaims beneficial ownership of the shares held by the Family Partnership except to the extent of his pecuniary interest therein, and disclaims beneficial ownership of all of the shares owned by the Family Foundation. The business mailing address for Mr. Jorge Mas is c/o MasTec, Inc., 800 Douglas Road, 12th Floor, Coral Gables, Florida 33134.

(5)	Includes 1,114,251 shares owned of record by Jose Ramon Mas Holdings I Limited Partnership, a Texas limited partnership (“Jose Mas Holdings”). The sole general partner of Jose Mas Holdings is Jose Ramon Mas Holdings Corporation, a Texas corporation that is wholly owned by Mr. Jose Mas. Also includes 179,763 shares covered by options exercisable within 60 days of December 31, 2003; and 186,758 shares owned of record individually.

(6)	Includes 1,175,451 shares owned of record by Juan Carlos Mas Holdings I Limited Partnership, a Texas limited partnership (“Juan Mas Holdings”). The sole general partner of Juan Mas Holdings is Juan Mas Holdings Corporation, a Texas corporation that is wholly owned by Mr. Juan Carlos Mas. Also includes 60,000 shares covered by options exercisable within 60 days of December 31, 2003; and 421 shares owned of record individually. The business mailing address for Mr. Juan Carlos Mas is c/o MasTec, Inc., 800 Douglas Road, 12th Floor, Coral Gables, Florida 33134.

(7)	Includes shares of common stock that may be issued upon the exercise of stock options that are exercisable within 60 days of December 31, 2003 as follows: Julia L. Johnson, 30,000 shares; Joseph P. Kennedy II, 132,500 shares; Arthur B. Laffer, 225,000 shares; William N. Shiebler, 142,500 shares; Jose S. Sorzano, 117,250 shares; John Van Heuvelen, 15,000 shares; Austin J. Shanfelter, 553,379 shares; Donald P. Weinstein 20,000 shares; and Eric Tveter 25,000 shares.

(8)	Mellon Financial Corporation and certain of its direct and indirect subsidiaries (“Mellon”) filed a Schedule 13G/A dated January 15, 2003 with the Securities and Exchange Commission reporting beneficial ownership of more than 5% of MasTec’s common stock. As reported in the Schedule 13G/A, Mellon possesses sole voting power with respect to 2,791,632 shares and possesses shared voting power with respect to 501,400 shares. As reported in the Schedule 13G/A, Mellon possesses sole dispositive power with respect to 3,957,191 and shared dispositive power with respect to 1,431 shares. Mellon’s address is One Mellon Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258-0001.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.10 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of December 31, 2003 we had 48,227,107 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

      Each share of our common stock entitles its owner to one vote on all matters submitted to a vote of our shareholders. The holders of our common stock are entitled to receive dividends, when, as and if declared by our Board of Directors, in its discretion, from funds legally available for the payment of dividends. If we liquidate or dissolve, the owners of our common stock will be entitled to share proportionately in our assets, if any, legally available for distribution to shareholders, but only after we have paid all of our debts and liabilities.

      Our common stock has no preemptive rights and no subscription, redemption or conversion privileges and it is not subject to any further calls or assessments by us. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of our Board of Directors eligible for election in any year. See “— Florida law and provisions of our Articles of Incorporation and By-Laws — Classified Board of Directors and related provisions.” A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders.

      Currently, Jorge Mas, our Chairman, and other members of his family beneficially own approximately 44.4% of the outstanding shares of our common stock. Upon the completion of this offering, Mr. Mas and his family members will still own more than 30.3% of the outstanding shares of our common stock. Accordingly, they will remain in a position to influence:

•	the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets;

•	the nomination of individuals to our Board of Directors; and

•	a change in our control.

      These factors may discourage, delay or prevent a takeover attempt that you might consider in your best interest and that might result in you receiving a premium for your common stock. All of the outstanding shares of our common stock are, and the shares of our common stock which we are offering by this prospectus will be, when issued and paid for, fully paid and nonassessable.

      The transfer agent and registrar for our common stock is Wachovia Bank.

Preferred Stock

      Our Articles of Incorporation authorize our Board of Directors to

•	issue preferred stock in one or more series;

•	establish the number of shares to be included in each such series; and

•	fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions on those shares.

      The Board of Directors may establish a class or series of preferred stock with preferences, powers and rights (including voting rights) senior to the rights of the holders of our common stock. If we issue any of our preferred stock it may have the effect of delaying, deferring or preventing a change in our control.

Material Provisions of Our Articles of Incorporation and By-Laws

      Our Articles of Incorporation and our By-Laws contain material provisions that may make the acquisition of control of us more difficult.

      Business Combinations. Our Articles of Incorporation contain material provisions which may make it more difficult for a person or entity that is the holder of more than 10% of our outstanding voting stock to force us to approve a “business combination.” For purposes of this discussion, a “business combination” includes any:

•	merger or consolidation of us with or into another corporation;

•	sale or lease of all or any substantial part of our property and assets; or

•	issuance of our securities in exchange for sale or lease to us of property and assets having an aggregate fair market value of $1 million or more.

      Our Articles of Incorporation require at least 80% of the voting power of all of our outstanding shares entitled to vote in the election of directors, voting together as a single class, to vote in favor of a business combination proposed by any holders of more than 10% of our outstanding voting stock in order for that transaction to be approved. This voting requirement is not applicable to business combinations if either:

•	our Board of Directors has approved a memorandum of understanding with the other corporation with respect to the transaction prior to the time that the other corporation became a holder of more than 10% of our outstanding voting stock; or

•	the transaction is proposed by a corporation of which we are the majority owner.

      Classified Board of Directors and Related Provisions. Our By-Laws provide that the number of our directors will be established from time to time by a majority vote of our Board of Directors and our shareholders. Our By-Laws also provide that our Board of Directors will be divided into three classes of directors, with each class having a number as nearly equal as possible and that directors will serve for staggered three-year terms. As a result, one-third of our Board of Directors will be elected each year. These classified board provision could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of the Board of Directors until the second annual shareholders meeting following the date the acquirer obtains its controlling interest.

      Our shareholders may remove any of our directors or our entire Board of Directors if the votes in favor of removal constitute at least a majority of all of our outstanding voting stock entitled to vote. However, our By-Laws also provide that our shareholders may only remove our directors for “cause” and only by a vote at a meeting which is called for the purpose of removing the director or directors. The By-Laws define “cause” as failing to substantially perform one’s duties to us (other than as a result of physical or mental disability) or willfully engaging in gross misconduct injurious to us. If there is a vacancy on our Board of Directors either a majority of our remaining directors or our shareholders may fill the vacancy.

      Shareholder Action By Written Consent. Our By-Laws provide that any actions which our shareholders may take at a shareholders’ meeting can be taken by written consent in lieu of a meeting.

      In order to effect a shareholder action by written consent in lieu of a meeting holders of our outstanding stock having at least the minimum number of votes that would be necessary to authorize the action at a shareholders’ meeting must sign a written consent which states the action to be taken. If our shareholders take any action by written consent in lieu of a meeting we must notify all of our shareholders that did not consent to the action in writing within 10 days after receiving the written consent and describe the action to them.

      Indemnification. Our Articles of Incorporation and By-Laws provide that we will indemnify each of our directors and officers to the fullest extent permitted by law. Our By-Laws permit us to purchase insurance on behalf of our directors, officers, employees and agents against liabilities that they may incur in those capacities, whether or not we would have the power to indemnify them against such liabilities.

MATERIAL UNITED STATES TAX CONSEQUENCES

FOR NON-U.S. INVESTORS

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

      If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisers.

      An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

      This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences to the stockholders or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, including financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

      The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset.

EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

      We have not paid any cash dividends on our common stock in the past and have no present intention of paying any cash dividends. See “Price Range of Common Stock and Dividend Policy.” If we pay dividends on our common stock, we generally will have to withhold, from the gross amount of the dividends paid to a non-U.S. holder, U.S. federal withholding tax at a rate of 30%, or at a lower rate if an applicable income tax treaty so provides and we have received proper certification of the application of that treaty.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of trade or business in the United States and, if provided in an applicable income tax treaty, attributable to a permanent establishment or fixed base in the United States, are not subject to the U.S. federal withholding tax but instead are taxed in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax provided the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

      Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of the treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Disposal of Common Stock

      A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-U.S. holder held our common stock.

We have determined that we are not, and we believe we will not become, a United States real property holding corporation.

      An individual non-U.S. holder described in the first bullet point immediately above is taxed on his gains (including gain from the sale of our common stock, net of applicable U.S. losses incurred on sales or exchanges of other capital assets during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on the disposition in the same manner in which citizens or residents of the United States would be taxed.

Federal Estate Tax

      Common stock owned or treated as owned by an individual who is not a U.S. citizen and who is not domiciled in the United States at the time of death will be included in the individual’s gross estate for

U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. U.S. federal legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding

      In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a U.S. holder. Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

      In general, backup withholding and information reporting will not apply to proceeds from the disposition of common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a U.S. holder.

      Any excess amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided certain required information is timely furnished to the IRS.

      NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITERS

      The underwriters named below are acting through their representative, Friedman, Billings, Ramsey & Co., Inc. Subject to the terms and conditions contained in the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us and the selling shareholders, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the common stock offered is subject to certain conditions. The underwriters are obligated to take and pay for all shares of the common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Underwriters	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.
Kaufman Bros., L.P.
Morgan Keegan & Company, Inc.

Total	14,250,000

      We and the selling shareholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 2,137,500 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus on a pro rata basis.

      The following table shows the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,137,500 additional shares of common stock to cover over-allotments.

	MasTec		Selling Shareholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$
Total	$	$	$	$

      The underwriters propose to offer the common stock offered directly to the public at $          per share and to certain dealers at this price less a concession not in excess of $          per share . The underwriters may allow, and the dealers may reallow, a concession not in excess of $          per share to certain dealers.

      We expect to incur expenses, excluding underwriting fees, of approximately $706,120 in connection with this offering, including road show and other costs. Additionally, we have agreed to reimburse Friedman, Billings, Ramsey & Co., Inc. for a portion of its other out-of-pocket expenses in connection with this offering.

      Our common stock is listed on the New York Stock Exchange under the symbol “MTZ.”

      In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

      We and the selling shareholders have agreed that upon the consummation of this offering, Friedman, Billings, Ramsey & Co., Inc. will have the right to perform all investment banking services for us for three months from the closing of this offering at fees and under conditions that are customary for such services.

      Our executive officers and directors (including the selling shareholders) have agreed with the underwriters not to, directly or indirectly, offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any securities convertible into or exchangeable for shares of common stock (or to engage in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a disposition of any such securities, even if such securities would be disposed of by someone other than one of our executive officers and directors), for a period continuing through the 90th day after the date of this prospectus, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. These transfer restrictions do not apply to bona fide gifts, provided the donees agree in writing to be bound by the terms of these transfer restrictions, or sales or purchases of common stock acquired in the open market.

      In addition, we have agreed, for a period continuing through the 90th day after the date of this prospectus, not to, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc., directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option for the sale of, or otherwise dispose of or transfer (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any share of common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the common stock, whether any such swap or transaction described in clause (i) or (ii)

above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to the shares to be sold in this offering, any shares issued by us upon the exercise of outstanding options or warrants or pursuant to any of our stock plans or any shares issued by us as consideration for the acquisition of another business or entity.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to “incorporate by reference” in this prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus and incorporated filings. Our later filings will be considered to be included in this prospectus.

      The documents which we incorporate by reference consist of the documents listed below that we have previously filed with the SEC and any future documents that we file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended. Any information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC.

•	Our annual report on Form 10-K for the year ended December 31, 2002;

•	Our quarterly reports on Form 10-Q for the quarters ended September 30, 2003, June 30, 2003 and March 31 2003;

•	Our definitive proxy statements dated April 25, 2003 and November 17, 2003; and

•	The description of our common stock contained in Form 8-A filed on February 10, 1997 (File No. 001-08106).

      We will provide you with a copy of any document incorporated by reference without charge upon oral or written request. Direct your request for copies to:

MasTec, Inc.

800 Douglas Road
12th Floor
Coral Gables, Florida 33134
Attention: Corporate Secretary
(305) 406-1813

LEGAL MATTERS

      The validity of the shares we are offering will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Certain legal matters will be passed upon for the underwriters by King & Spalding LLP, Washington, D.C.

EXPERTS

      The consolidated financial statements of MasTec, Inc. at December 31, 2002 and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young, LLP, independent certified public accountants, and for each of the two years in the period ended December 31, 2001, by PricewaterhouseCoopers LLP, independent certified public accountants, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT MASTEC

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We have filed a registration statement to register with the SEC the shares of our common stock listed in the prospectus. This prospectus does not contain all the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to us our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete, and in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may read and copy the reports, statements and other information that we file, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their Public Reference Room. Our SEC filings are also available from the New York Stock Exchange, from commercial document retrieval services and from the internet site maintained by the SEC at http://www.sec.gov. In addition, our SEC filings and other information about our company are available on our internet website: http://www.mastec.com. Please note that our internet address is included in this prospectus as an inactive textual reference and the information included on our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.

      For information about us, you should rely only on the information contained in this prospectus or incorporated in this prospectus by reference. We have not authorized anyone else to provide you with information other than this prospectus or to make representations as to matters not stated in this prospectus. If anyone else has provided you with different information, you should not rely on it.

      We will update this information by means of supplemental or revised prospectuses, and, as described above, by the future filing of our reports with the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that offer or sale would not be permitted.

MASTEC, INC.

MASTEC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Nine Months Ended
	September 30,

	2002	2003

	(In thousands, except
	per share amounts)
Revenue	$648,581	$638,050
Costs of revenue, excluding depreciation	544,208	540,974
Depreciation	26,282	22,414
Amortization	384	481
General and administrative expenses	60,541	48,484
Interest expense	14,413	14,973
Interest income	908	305
Other income, net	5,198	1,505

Income before provision for income taxes, minority interest and cumulative effect of accounting change	8,859	12,534
Provision for income taxes	3,480	5,320
Minority interest	17	213

Income before cumulative effect of accounting change	5,396	7,427
Cumulative effect of accounting change, net of tax	(25,671)	—

Net income (loss)	$(20,275)	$7,427

Basic weighted average common shares outstanding	47,916	48,055
Basic earnings per share before cumulative effect of accounting change	$0.11	$0.15
Cumulative effect of accounting change	(0.53)	—

Basic earnings (loss) per share	$(0.42)	$0.15

Diluted weighted average common shares outstanding	48,063	48,282

Diluted earnings per share before cumulative effect of accounting change	$0.11	$0.15
Cumulative effect of accounting change	(0.53)	—

Diluted earnings (loss) per share	$(0.42)	$0.15

The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	December 31,	September 30,
	2002	2003

	(Audited)

	(In thousands except
	per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$8,730	$15,183
Accounts receivable, unbilled revenue and retainage, net	185,235	231,458
Inventories	23,736	28,492
Income tax refund receivable	24,598	263
Prepaid expenses and other current assets	32,873	36,691

Total current assets	275,172	312,087
Property and equipment, net	118,475	90,298
Goodwill	150,984	150,987
Deferred taxes	40,271	30,890
Other assets	38,890	43,850

Total assets	$623,792	$628,112

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of debt	$1,207	$3,514
Accounts payable	63,492	79,809
Other current liabilities	65,696	41,887

Total current liabilities	130,395	125,210

Other liabilities	22,214	20,741

Long-term debt	197,435	197,003

Shareholders’ equity:
Preferred stock, no par value; authorized shares —
5,000,000; issued and outstanding shares — none	—	—
Common stock, $0.10 par value; authorized shares — 100,000,000; issued and outstanding shares — 48,127,678 and 48,006,234 shares, respectively	4,801	4,813
Capital surplus	348,319	348,836
Retained deficit	(54,810)	(47,383)
Foreign currency translation adjustments	(24,562)	(21,108)

Total shareholders’ equity	273,748	285,158

Total liabilities and shareholders’ equity	$623,792	$628,112

The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended
	September 30,

	2002	2003

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$(20,275)	$7,427
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	26,666	22,895
Minority interest	(17)	(213)
Loss on disposal of assets	(5,444)	(2,752)
Cumulative change in accounting principle, net	25,671	—
Changes in assets and liabilities:
Accounts receivable, unbilled revenue and retainage, net	9,218	(44,714)
Inventories	(7,114)	(4,514)
Income tax refund received	50,784	27,914
Other assets, current and non-current portion	(10,383)	(1,127)
Accounts payable	1,017	15,422
Other liabilities, current and non-current portion	(14,436)	(24,822)

Net cash (used in) provided by operating activities	55,687	(4,484)

Cash flows from investing activities:
Capital expenditures	(14,579)	(6,161)
Cash paid for acquisitions and contingent consideration, net of cash acquired	(16,005)	(1,861)
Payments received from sub-leases		2,676
Investment in life insurance policy	(1,230)	(168)
Proceeds from sale of assets and investments	11,534	15,986

Net cash provided by (used in) investing activities	(20,280)	10,472

Cash flows from financing activities:
Proceeds (repayments) on revolving credit facilities, net	(70,165)	1,876
Payment on capital lease obligations	—	(2,600)
Net proceeds from common stock issued	259	529

Net cash used in financing activities	(69,906)	(195)

Net increase (decrease) in cash and cash equivalents	(34,499)	5,793
Net effect of currency translation on cash	(2,463)	660
Cash and cash equivalents — beginning of period	48,478	8,730

Cash and cash equivalents — end of period	$11,516	$15,183

Supplemental disclosure of non-cash information:

      During the nine months ended September 30, 2003, we paid approximately $1.9 million related to contingent consideration from earlier acquisitions which was reflected as a reduction in other current liabilities.

      During the nine months ended September 30, 2002, we paid approximately $16.0 million related to contingent consideration from earlier acquisitions which was reflected as a reduction in other current liabilities.

The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1 — Nature of the Business and Summary of Significant Accounting Policies

      We are a leading end-to-end communication, broadband and energy infrastructure service provider for a broad range of clients in North America and Brazil. MasTec, Inc. (“MasTec”) designs, builds, installs, maintains, and upgrades internal and external networks and other facilities for its clients. MasTec is one of the few national, multi-disciplinary infrastructure providers that furnishes a comprehensive solution to our clients’ infrastructure needs ranging from basic installation and construction to sophisticated engineering, design and integration. Our diverse and long-standing client base and our experienced management and integrated value added service offering provide a stable base of repeat business that enables us to quickly and efficiently meet client demands.

      A summary of the significant accounting policies followed in the preparation of the accompanying consolidated financial statements is presented below.

      Basis for Presentation of Consolidated Financial Statements. The accompanying unaudited consolidated financial statements of MasTec have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. They do not include all information and notes required by generally accepted accounting principles for complete financial statements and should be read together with the audited financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002. The financial information furnished reflects all adjustments, consisting only of normal recurring accruals, which are, in our opinion, necessary for a fair presentation of the financial position, results of operations and cash flows for the quarterly periods presented. The results of operations for the periods presented are not necessarily indicative of future results of operations.

      Reclassifications. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

      Management estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for judgments about results and the carrying values of assets and liabilities. The more significant estimates relate to revenue recognition, allowance for doubtful accounts, intangible assets, accrued insurance, income taxes, litigation and contingencies. Actual results and values may differ from these estimates.

      Principles of consolidation. The consolidated financial statements include MasTec, Inc. and its subsidiaries. Other parties’ interests in consolidated entities are reported as “Minority interests” in the consolidated statement of operations. All intercompany accounts and transactions have been eliminated.

      Comprehensive income (loss). Comprehensive income (loss) is a measure of net income or loss and all other changes in equity that result from transactions other than with shareholders. Comprehensive income (loss) consists of net income or losses and foreign currency translation adjustments. Our comprehensive income (loss) for the nine months ended September 30, 2003 and 2002 was $10.8 and $(25.7) million, respectively.

      Foreign currency. We operate in Brazil, Canada and Mexico, which subjects us to greater political, monetary, economic and regulatory risks than our domestic operations. Assets and liabilities of foreign subsidiaries and equity with a functional currency other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the end of the reporting period. Foreign entity revenue and expenses are translated into U.S. dollars at the average rates that prevailed during the period. The resulting net translation gains and losses are reported as foreign currency translation adjustments in shareholders’ equity

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

as a component of other accumulated comprehensive income. Exchange gains and losses on transactions and equity investments denominated in a currency other than their functional currency are included in results of operations as incurred.

      Revenue recognition. Revenue and related costs for short-term construction projects (i.e., generally projects with a duration of less than one month) are recognized as the services are rendered, generally using units of output. Revenue generated by certain long-term construction contracts are accounted for by the percentage of completion method under which income is recognized based on the ratio of estimated cost incurred to total estimated contract cost. We follow this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Recognized revenue and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. We also provide management, coordination, consulting and administration services for network infrastructure projects. Compensation for such services is recognized ratably over the term of the service agreement. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

      Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Any costs in excess of billings are classified as current assets. Work in process on contracts is based on work performed but not billed to clients as per individual contract terms and is included in “Accounts receivable, unbilled revenue, and retainage, net”.

      Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of clients to make required payments. We analyze historical bad debt experience, client concentrations, client credit-worthiness, the availability of mechanics and other liens, the existence of payment bonds and other sources of payment, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

      Earnings per share. Basic earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per common share include the dilutive effect of stock options using the treasury stock method. Differences between the weighted average common shares outstanding used to calculate basic and diluted earnings per share relates to stock options assumed exercised under the treasury method of accounting. For nine months ended September 30, 2003 the difference is approximately 227,000 shares, respectively. For nine months ended September 30, 2002, this difference between the weighted average common shares outstanding used to calculate basic and diluted earnings is approximately 147,000 shares.

      Cash and cash equivalents. We consider all short-term investments with maturities of three months or less when purchased to be cash equivalents. Of the total cash and cash equivalents at September 30, 2003 and December 31, 2002, we had cash and cash equivalents denominated in Brazilian reals that translate to approximately $1.3 and $1.5 million, respectively.

      Inventories. Inventories (consisting principally of materials and supplies) are carried at the lower of first-in, first-out cost or market.

      Property and equipment. Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful lives of the improvements. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for betterments and major improvements are capitalized and depreciated over the remaining useful life of the asset. The carrying amounts of assets sold or retired and related accumulated depreciation are eliminated in the year of disposal and the resulting gains and losses are included in “Other income or (expense), net”.

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      Deferred Financing Costs. Deferred financing costs related to our revolving credit facility and the senior subordinated notes whose short and long-term portions are included in other current and non-current assets in the consolidated balance sheets. These deferred financing costs are amortized over the related terms of the debt using the effective interest method. The net deferred financing costs were $5.5 million at September 30, 2003 and $6.2 million at December 31, 2002.

      Software Capitalization. We capitalize certain costs incurred in connection with developing or obtaining internal use software in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. These capitalized software costs are included in “Property and equipment, net” in the consolidated balance sheets and are being amortized ratably over a period not to exceed seven years.

      Intangibles and other long-lived assets. Intangibles, long-lived assets and goodwill are recorded at estimated fair value. Intangibles are amortized on a straight-line basis over periods of up to ten years. We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill be assessed at least annually for impairment by applying a fair-value based test. Goodwill is no longer amortized over its estimated useful life. In addition, acquired intangible assets are required to be recognized and amortized over their useful lives if the benefit of the asset is based on contractual or legal rights. Upon adoption of SFAS No. 142 a write-down of goodwill resulted, net of tax, in the amount of $25.7 million, which is reflected in the consolidated financial statements as a cumulative effect due to a change in accounting principle as discussed in Note 2. Impairment losses subsequent to adoption are performed during the fourth quarter of each year and are reflected in operating income or loss in the consolidated statement of operations.

      We review our long-lived assets, including property and equipment that are held and used in operations, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable as required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. If such an event or change in circumstances is present, we estimate the undiscounted future cash flows, less the future outflows necessary to obtain those inflows, expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related assets, an impairment loss will be recognized or a review of depreciation policies may be appropriate. Impairment losses resulting from such abandonment are recognized in operating income. Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less costs to sell. Write-downs to fair value less costs to sell are reported above the operating income line as “Other income (expense), net”. We adopted SFAS No. 144 effective January 1, 2002.

      Accrued insurance. We carry insurance for worker’s compensation, employer’s liability, auto liability, and general liability claims subject to a $2.0 million deductible per claim beginning in August of 2003. Losses up to the deductible amounts are accrued based upon estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. The accruals are based upon known facts and historical trends and we believe such accruals to be accurate. Because we retain those risks, up to certain limits, a change in experience or actuarial assumptions that did not affect the rate of claims payments could nonetheless materially affect our financial condition and results of operations in a particular period.

      Income taxes. We record income taxes using the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

consequence of temporary differences between the financial statement and income tax bases of our assets and liabilities. We make estimates of our income taxes in each of the jurisdictions in which we operate. This process involves estimating our tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that we determine that we will not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination is made.

      Stock Based Compensation. We account for stock-based award plans in accordance with Accounting Principle Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Pursuant to APB Opinion No. 25, no compensation expense is recorded.

      Fair value of financial instruments. We estimate the fair market value of financial instruments through the use of public market prices, quotes from financial institutions and other available information. Judgment is required in interpreting data to develop estimates of market value and, accordingly, amounts are not necessarily indicative of the amounts that could be realized in a current market exchange. Short-term financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other liabilities, consist primarily of instruments without extended maturities, the fair value of which, based on our estimates, equaled their carrying values. At September 30, 2003 and December 31, 2002, the fair value of senior subordinated notes was $195.9 and $170.5 million, respectively, based on quoted market values. Letters of credit are used to back certain insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

      New Pronouncements. In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalize that amount as part of the book value of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. This statement is effective for financial statements for fiscal years beginning after June 15, 2002. We adopted provisions of this statement effective January 1, 2003. The adoption of SFAS No. 143 did not have an effect on our earnings or financial position.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement requires the recording of costs associated with exit or disposal activities at their fair values only once a liability exists. Under previous guidance, certain exit costs were accrued when we committed to an exit plan, which may have been before an actual liability arose. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We adopted SFAS No. 146 effective January 1, 2003. The adoption of SFAS No. 146 did not have a material effect on our earnings or financial position.

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires a company to consolidate a variable interest entity (“VIE”), as defined, when the company will absorb a majority of the variable interest entity’s expected losses, receive a majority of the variable interest entity’s expected residual returns, or both. FIN 46 also requires consolidation of existing, non-controlled affiliates if the VIE is unable to finance its operations without investor support, or where the other investors do not have exposure to the significant risks and rewards of ownership. FIN 46 applies immediately to a VIE created or acquired after January 31, 2003. For a VIE acquired before February 1, 2003, FIN 46 applies in the first fiscal year or interim period beginning after

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

June 15, 2003. The adoption of this Interpretation did not have a material effect on our financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends SFAS No. 123, “Accounting for Stock-Based Compensation”. The provisions of SFAS No. 148 provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The provisions also amend the disclosure requirements of SFAS No. 123 for both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. The transitional provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002 and the disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with early adoption encouraged. The Company adopted the disclosure requirements of SFAS No. 148 in the last quarter of fiscal 2002. The adoption of this statement did not have an impact on historical financial position or results of operation of the company.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The adoption of SFAS 149, which was effective for contracts entered into or modified after June 30, 2003, did not have a material effect on our financial condition or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting guidance for certain financial instruments that, under previous guidance, could have been classified as either a liability or equity. These financial instruments include mandatory redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS No. 150 now requires those instruments to be classified as liabilities (or as assets under some circumstances) in the statement of financial position. SFAS No. 150 also requires the terms of those instruments and any settlement alternatives to be disclosed. Equity securities of consolidated entities that meet the definition of a mandatory redeemable security by virtue of having a finite life (“mandatory redeemable minority interests”) are included in the scope of SFAS No. 150. SFAS No. 150 became effective on June 15, 2003. The FASB deferred the provisions of SFAS No. 150 as they relate to mandatory redeemable minority interests and is expected to issue interpretive guidance with respect to such provisions. The adoption of the other provisions of SFAS No. 150 at the beginning of the third quarter of 2003 did not have a material impact on our financial position and results of operations.

      In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The EITF addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The EITF was effective for agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The adoption of EITF Issue 00-21 did not have an impact on our financial position and results of operations.

Note 2 — Goodwill and Other Intangible Assets

      In January 2002, we adopted SFAS No. 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter.

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value as determined using a discounted cash flow methodology applied to the particular unit. This methodology differs from previous policy, in accordance with accounting standards existing at that time, of using undiscounted cash flows on an enterprise-wide basis to determine recoverability. Upon adoption of SFAS No. 142 in the first quarter of 2002, a one-time, non-cash charge was recorded of approximately $25.7 million, net of a $13.8 million tax benefit, to reduce the carrying value of goodwill. This charge is reflected as the cumulative effect of an accounting change in the accompanying consolidated statement of operations. The SFAS No. 142 goodwill impairment recorded in the first quarter of fiscal 2002 is associated with goodwill resulting from the acquisition of various inside plant infrastructure businesses and is based on discounting our projected future cash flows for these companies. During 2001 and 2002, our inside plant infrastructure businesses experienced losses due to a decrease in demand for services from telecommunications equipment manufacturers, competitive local exchange carriers and corporate clients. Based on that trend, earnings forecasts were revised, resulting in an impairment of the goodwill associated with acquisitions of businesses that provide these services.

      Impairment adjustments recognized after adoption are required to be recognized as operating expense. Impairment reviews are performed annually during the fourth quarter of each year.

Note 3 — Other Assets and Liabilities

      Prepaid expenses and other current assets on the consolidated balance sheets as of September 30, 2003 and December 31, 2002 were $36.7 and $32.9 million, respectively, primarily consisting of miscellaneous short-term receivables, refundable taxes, assets held for sale, security deposits, and prepaid expenses.

      Other non-current assets consist of the following as of September 30, 2003 and December 31, 2002 (in thousands):

	2002	2003

Long-term receivables, including retainage	$9,340	$10,175
Non-core investments	12,122	8,030
Real estate held for sale	1,683	1,683
Deferred financing costs	4,834	4,014
Life insurance policies	5,374	5,472
Non-compete agreements	810	1,709
Other	4,727	12,767

Total	$38,890	$43,850

      Other current and non-current liabilities consist of the following as of September 30, 2003 and December 31, 2002 (in thousands):

Current liabilities	2002	2003

Obligations related to prior acquisitions	$3,549	$771
Accrued compensation	21,302	14,187
Accrued insurance	11,354	9,757
Accrued interest	6,480	2,583
Restructuring accruals	2,735	1,029
Other	20,276	13,560

Total	$65,696	$41,887

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Non-current liabilities	2002	2003

Accrued insurance	$18,521	$15,957
Minority interest	1,797	1,919
Other	1,896	2,865

Total	$22,214	$20,741

Note 4 — Debt

      Debt is comprised of the following (in thousands):

	December 31,	September 30,
	2002	2003

Notes payable for equipment, at interest rates from 7.5% to 8.5% due in installments through the year 2004	$1,955	$1,525
Other lines of credit	827	3,112
7.75% senior subordinated notes due February 2008	195,860	195,880

Total debt	198,642	200,517
Less current maturities	(1,207)	(3,514)

Long-term debt	$197,435	$197,003

Revolving Credit Facility

      We have a revolving credit facility for U.S. operations that provides for borrowings up to an aggregate of $125.0 million, based on a percentage of eligible accounts receivable and unbilled receivables as well as a fixed amount of equipment that decreases quarterly. Although the credit facility provides for borrowings of up to $125.0 million, the amount that we can borrow at any given time is based upon a formula that takes into account, among other things, our eligible billed and unbilled accounts receivable, which can result in borrowing availability of less than the full amount of the facility. As of September 30, 2003 and December 31, 2002, net availability under the credit facility totaled $49.6 and $39.2 million net of outstanding standby letters of credit aggregating $39.2 and $46.7 million, respectively. Substantially all of the outstanding letters of credit are issued to insurance providers as part of our insurance program. We had no outstanding draws under the credit facility as of September 30, 2003 and December 31, 2002. Amounts outstanding under the revolving credit facility mature on January 22, 2007.

      The credit facility is collateralized by a first priority security interest in substantially all of our U.S. assets and a pledge of the stock of certain of our operating subsidiaries. Interest under the facility accrues at rates based, at our option, on the agent bank’s base rate plus a margin of between 0.75% and 1.75% or its LIBOR rate (as defined in the credit facility) plus a margin of between 2.25% and 3.25% each depending on certain financial thresholds. The credit facility includes an unused facility fee of 0.50%, which may be adjusted to as low as 0.375% or as high as 0.625% depending on the achievement of certain financial thresholds.

      The credit facility, as amended in September 2003, contains customary events of default (including cross-default) provisions and covenants related to our North American operations that prohibit, among other things, making investments and acquisitions in excess of a specified amount, incurring additional indebtedness in excess of a specified amount, paying cash dividends, making other distributions in excess of a specified amount, making capital expenditures in excess of a specified amount, creating liens against our assets, prepaying other indebtedness, including our 7.75% senior subordinated notes, and engaging in certain mergers or combinations without the prior written consent of the lenders. In addition, any

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

deterioration in the quality of billed and unbilled receivables would reduce availability under the credit facility.

      The credit facility contains certain financial covenants that require us to maintain specified tangible net worth values and a minimum fixed charge coverage ratio (all as defined in the credit facility).

      As of September 30, 2003 and December 31, 2002 we were in compliance with all of the covenants under the credit facility as amended in September 2003. Failure to achieve certain results could cause us not to meet these covenants in the future.

      Our variable rate credit facility exposes us to interest rate risk. However, we believe that changes in interest rates should not materially affect our financial position, results of operations or cash flows since at September 30, 2003 and December 31, 2002, we had no borrowings under the credit facility.

Senior Subordinated Notes

      We have $200.0 million, 7.75% senior subordinated notes due in February 2008, with interest due semi-annually, of which $195.9 million, net of discount, was outstanding as of September 30, 2003 and December 31, 2002. The notes also contain default (including cross-default) provisions and covenants restricting many of the same transactions as under the credit facility.

      We did not hold any derivative financial or commodity instruments at September 30, 2003 or December 31, 2002.

Note 5 — Restructuring Charges

      During the second quarter of 2002, we initiated a study to determine the proper balance of downsizing and cost cutting in relation to our ability to respond to current and future work opportunities in each of our service offerings. The review evaluated current operations, the growth and opportunity potential of each service offering and the consolidation of back-office processes. As a result of this review, a restructuring program was implemented that included four categories to accomplish:

•	Elimination of service offerings that no longer fit into our core business strategy. This process includes reducing or eliminating service offerings that do not fit our long-term business plan.

•	Reduction or elimination of services that do not produce adequate revenue or margins to support our targeted levels of profitability and return on investment, or justify the required investments in capital resources. This includes exiting contracts that do not meet our minimum rate of return requirements, and aggressively seeking to improve margins and reduce costs.

•	Analyses of businesses that provide adequate profit contributions but still need margin improvements that include aggressive cost reductions and efficiencies.

•	Review new business opportunities in similar business lines that can utilize existing human and physical resources.

      The elements of the restructuring program included involuntary terminations of employees in affected service offerings and the consolidation of facilities. The involuntary terminations impacted both the salaried and hourly employee groups. Approximately 1,025 employees were impacted during 2002. Approximately 25 facilities were closed during 2002 as part of the program. As of September 30, 2003 and December 31, 2002, we had remaining obligations under existing lease agreements for closed facilities of approximately $1.0 and $2.2 million, respectively.

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      The following is a reconciliation of the restructuring accruals as of September 30, 2003 (in thousands):

Accrued costs at December 31, 2002
Severance costs	$571
Lease cancellation costs	2,164

2,735
Cash payments	(1,706)

Accrued costs at September 30, 2003	$1,029

Note 6 — Stock Option Plans

      We account for stock-based award plans in accordance with APB Opinion No. 25, and related interpretations. Pursuant to APB Opinion No. 25, compensation related to stock options is the difference between the grant price and the fair market value of the underlying common shares at the grant date. Generally, we issue options to employees with a grant price equal to the market value of our common stock on the grant date. Accordingly, no compensation expense has been recognized. During the fourth quarter of fiscal 2002, we adopted the disclosure provisions of SFAS No. 148.

      The following table illustrates the effect on net results and earnings per share had we adopted the fair value based method of accounting for stock-based employee compensation for all periods presented (in thousands):

	Nine Months Ended
	September 30,

	2002	2003

Net income (loss):
As reported	$(20,275)	$7,427

Pro forma	$(26,480)	$5,063

Basic income (loss) per share:
As reported	$(0.42)	$0.15
Pro forma	$(0.55)	$0.11
Diluted income (loss) per share:
As reported	$(0.42)	$0.15
Pro forma	$(0.55)	$0.10

Note 7 — Operations by Segments and Geographic Areas

      We operate in one reportable segment as a specialty contractor. We provide engineering, placement and maintenance of aerial and underground: fiber-optic, coaxial and copper cable systems owned by local and long distance communications carriers and cable television multiple system operators. We also provide construction services for various state departments of transportation including engineering, placement and maintenance of intelligent traffic systems (“ITS”). Additionally, we provide similar services related to the installation of integrated voice, data and video local and wide area networks within office buildings and similar structures and also provide construction and maintenance services to electrical and other utilities. All operating units have been aggregated into one reporting segment due to their similar client bases, products and production and distribution methods. We also operate in Brazil through an 87.5% joint venture which consolidates net of a 12.5% minority interest after tax. Our Brazilian based operations

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

perform similar services and for the nine months ended September 30, 2003 and 2002 had revenue of $17.2 and $36.5 million, respectively. Total assets for Brazil aggregated $37.4 and $35.2 million as of September 30, 2003 and December 31, 2002, respectively.

Note 8 — Commitments and Contingencies

      In November 1997, we filed two suits in the 11th Judicial Circuit Court of Florida against Miami-Dade County seeking unpaid amounts due under several contracts with the county for road repair, paving, sidewalk construction and road striping. Miami-Dade County filed counterclaims seeking recovery of amounts paid by the county to us for work that was not actually performed by one of our subcontractors. Following a mediation that occurred in December 2002, we settled all claims arising out of the litigation and paid Miami-Dade County $2.25 million in February 2003. Following the settlement, the litigation has been dismissed.

      The labor union representing the workers of Sistemas e Instalaciones de Telecomunicación S.A. (“Sintel”), a former MasTec subsidiary, has instigated an investigative action with a Spanish federal court that commenced in July 2001 alleging that five former members of the board of directors of Sintel, including Jorge Mas, the Chairman of the Board of MasTec, and his brother Juan Carlos Mas, approved a series of allegedly unlawful transactions that led to the bankruptcy of Sintel. We are also named as a potentially liable party. The union alleges Sintel and its creditors were damaged in the approximate amount of 13 billion pesetas ($90.6 million and $81.9 million at September 30, 2003 and December 31, 2002 exchange rates, respectively). As discussed in prior filings, the Spanish judge has taken no action to enforce a bond order pending since July 2001 for the amount of alleged damages. A Spanish judge has met with certain of our executives, but neither the executives nor MasTec have been served in the action.

      On January 9, 2002, Harry Schipper, one of our shareholders, filed a shareholder derivative lawsuit in the U.S. District Court for the Southern District of Florida against us as nominal defendant and against certain current and former members of the Board of Directors and senior management, including Jorge Mas, Chairman of the Board, and Austin J. Shanfelter, President and Chief Executive Officer. The lawsuit alleges mismanagement, misrepresentation and breach of fiduciary duty as a result of a series of allegedly fraudulent and criminal transactions, including both the matters described above, the severance paid to the former Chief Executive Officer, and our investment in and financing of a client that subsequently filed for bankruptcy protection, as well as certain other matters. The lawsuit seeks damages and injunctive relief against the individual defendants on MasTec’s behalf. The Board of Directors has formed a special committee, as contemplated by Florida law, to investigate the allegations of the complaint and to determine whether it is in the best interests of MasTec to pursue the lawsuit. The lawsuit has been administratively dismissed without prejudice by agreement of the parties to permit the committee to complete its investigation. On July 16, 2002, Mr. Schipper made a supplemental demand on our Board of Directors by letter to investigate allegations that (a) we reported greater revenue in an unspecified amount on certain contracts than permitted under the contract terms and (b) we recognized between $3 to $5 million in income for certain projects on the books of two separate subsidiaries. These additional allegations have also been referred to the special committee for investigation. The named individual defendants have advised us that they believe they have meritorious defenses to the claims.

      We are also a party to other pending legal proceedings arising in the normal course of business. While complete assurance cannot be given as to the outcome of any legal claims, we believe that any financial impact would not be material to our results of operations, financial position or cash flows.

      We have commitments to pay life insurance premiums on policies on the life of the Chairman of the Board and the Chief Executive Officer totaling $22.7 million over the next nineteen years, obligations related to prior year acquisitions of $.8 million, capital leases totaling $3.8 million, operating lease

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

commitments of $45.1 million and lines of credit (excluding our $125.0 revolving credit facility) of $3.1 million as of September 30, 2003.

      Our operations in Brazil are subject to the risks of political, currency, economic or social instability, including the possibility of expropriation, confiscatory taxation, hyper-inflation or other adverse regulatory or legislative developments, or limitations on the repatriation of investment income, capital and other assets. We cannot predict whether any of these factors will occur in the future or the extent to which such factors would have a material adverse effect on our Brazilian operations.

      In certain circumstances, we are required to provide performance bonds in connection with contractual commitments.

      From time to time, we enter into agreements with certain vendors under which we commit to lease a fixed number of vehicles or equipment at a predetermined price. During the first quarter of 2003, we entered into one such agreement with a vendor to lease up to $7.5 million of machinery and equipment. As of September 30, 2003, we have utilized $6.0 million of this commitment. The leases for such machinery and equipment are recorded as operating leases.

Note 9 —	Concentrations of Risk

      In the course of operations, we are subject to certain risk factors, including but not limited to, risks related to rapid technological and structural changes in the industries we serve, the volume of work received from clients, contract cancellations on short notice, operating strategies, economic downturn, collectibility of receivables, significant fluctuations in quarterly results, the effect of continued efforts to streamline operations, management of growth, dependence on key personnel, availability of qualified employees, competition, recoverability of goodwill, and potential exposures to environmental liabilities and political and economic instability in foreign operations. For information about additional risks, refer to our Annual Report on Form 10-K for the year ended December 31, 2002.

      We have clients throughout the United States, Canada and Brazil, which include some of the largest and most prominent companies in the communications, broadband and energy fields, as well as government agencies such as departments of transportation. Clients include incumbent local and inter exchange carriers, broadband and satellite operators, public and private energy providers, federal, state and local governmental agencies, financial institutions and wireless service providers. We grant credit, generally without collateral to our clients. Consequently, we are subject to potential credit risk related to changes in business and economic factors. However, we have certain lien rights on work performed and we believe that concentrations of credit risk are limited due to the diversity of the client base. We believe billing and collection policies are adequate to minimize potential credit risk. Two clients each accounted for more than 10% of revenues during the three and nine months ended September 30, 2003, respectively. No one client accounted for more than 10% of revenues during the three and nine months ended September 30, 2002.

      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of clients to make required payments. We analyze historical bad debt experience, client concentrations, client credit-worthiness, the availability of mechanics and other liens, the existence of payment bonds and other sources of payment, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If judgments regarding the collectibility of accounts receivables were incorrect, adjustments to the allowance may be required, which would reduce profitability. Prior to 2001, the allowance for doubtful accounts averaged approximately $3.0 to $6.0 million annually, as we had not incurred significant bad debts or experienced significant client bankruptcies. However, during 2002 and 2001, we recorded bad debt provisions of $15.4 million and $185.5 million, respectively, primarily due to the unprecedented number of clients that filed for bankruptcy protection during 2001 and general

MASTEC, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

economic climate of 2002. As of September 30, 2003 and December 31, 2002, we had remaining receivables from clients undergoing bankruptcy reorganization totaling $17.2 and $10.6 million net of $10.6 and $7.0 million, respectively, in specific reserves. These receivables are included in accounts receivable on the consolidated balance sheets. Based on the analytical process described above, we believe that we will recover the net amounts recorded. We maintain an allowance for doubtful accounts of $22.9 and $25.8 million as of September 30, 2003 and December 31, 2002, including the bankruptcy reserves discussed above, for both specific clients and as a general reserve. There can be no assurance that we will collect the amounts reflected on our records for these clients as well as other clients. Should additional clients file for bankruptcy or experience difficulties, or should anticipated recoveries in existing bankruptcies and other workout situations fail to materialize, we could experience reduced cash flows and losses in excess of the current allowance.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of MasTec, Inc.:

      We have audited the accompanying consolidated balance sheet of MasTec, Inc. as of December 31, 2002 and the related consolidated statement of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MasTec, Inc. at December 31, 2002 and the consolidated results of their operations and their cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 2 to the Financial Statements in 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ Ernst & Young LLP

Miami, Florida
March 10, 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of MasTec, Inc.:

      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of MasTec, Inc. and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Miami, Florida
February 18, 2002

MASTEC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2000	2001	2002

	(In thousands except per share amounts)
Revenue	$1,330,296	$1,222,580	$838,055
Costs of revenue, excluding depreciation	1,017,878	988,198	745,178
Depreciation	52,413	51,707	35,063
Amortization	11,042	10,810	883
General and administrative expenses	98,521	290,040	117,395
Goodwill impairment	—	—	79,710
Interest expense	18,283	20,426	19,237
Interest income	4,973	5,775	1,069
Other expense, net	25,756	14,618	10,129

Income (loss) before (provision) benefit for income taxes and minority interest	111,376	(147,444)	(168,471)
(Provision) benefit for income taxes	(45,877)	54,858	65,473
Minority interest	(352)	232	(137)

Net income (loss) before cumulative change in accounting principle	65,147	(92,354)	(103,135)
Cumulative change in accounting principle	—	—	(25,671)

Net income (loss)	$65,147	$(92,354)	$(128,806)

Basic weighted average common shares outstanding	46,390	47,790	47,922
Basic earnings (loss) per share before cumulative change in accounting principles	$1.40	$(1.93)	(2.15)
Cumulative change in accounting principle	—	—	(0.54)

Basic earnings (loss) per share	$1.40	$(1.93)	$(2.69)
Diluted weighted average common shares outstanding	48,374	47,790	47,922
Diluted earnings (loss) per share before cumulative change in accounting principles	$1.35	$(1.93)	$(2.15)
Cumulative change in accounting principle	—	—	(0.54)

Diluted earnings (loss) per share	$1.35	$(1.93)	$(2.69)

The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2002

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$48,478	$8,730
Accounts receivable, unbilled revenue and retainage, net	251,715	185,235
Inventories	25,697	23,736
Income tax refund receivable	44,904	24,598
Prepaid expenses and other current assets	23,078	32,873

Total current assets	393,872	275,172
Property and equipment, net	151,774	118,475
Goodwill	264,826	150,984
Deferred taxes	—	40,271
Other assets	40,900	38,890

Total assets	$851,372	$623,792

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of debt	$1,892	$1,207
Accounts payable	75,508	63,492
Other current liabilities	68,410	65,696

Total current liabilities	145,810	130,395

Other liabilities	30,902	22,214

Long-term debt	267,857	197,435

Commitments and contingencies
Shareholders’ equity:
Preferred stock, no par value; authorized shares — 5,000,000; issued and outstanding shares — none	—	—
Common stock $0.10 par value; authorized shares — 100,000,000; issued and outstanding shares — 47,905,000 in 2001 and 48,006,000 in 2002	4,791	4,801
Capital surplus	348,022	348,319
Retained earnings (deficit)	73,996	(54,810)
Foreign currency translation adjustments	(20,006)	(24,562)

Total shareholders’ equity	406,803	273,748

Total liabilities and shareholders’ equity	$851,372	$623,792

The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Foreign		Accumulated
	Common Stock				Currency		Other
			Capital	Retained	Translation		Comprehensive
Capital	Shares	Amount	Surplus	Earnings	Adjustments	Total	Income

	(In thousands)
Income
Balance December 31, 1999	42,350	$4,235	$167,387	$101,203	$(15,992)	$256,833	$85,211
Net income	—	—	—	65,147	—	65,147	65,147
Foreign currency translation adjustment	—	—	—	—	(899)	(899)	(899)
Stock issued, primarily for acquisitions and stock options exercised	5,352	535	173,804	—	—	174,339	—
Tax benefit resulting from stock option plan	—	—	4,908	—	—	4,908	—

Balance December 31, 2000	47,702	$4,770	$346,099	$166,350	$(16,891)	$500,328	$149,459
Net loss	—	—	—	(92,354)	—	(92,354)	(92,354)
Foreign currency translation adjustment	—	—	—	—	(3,115)	(3,115)	(3,115)
Stock issued, primarily for acquisitions and stock options exercised	203	21	1,923	—	—	1,944	—

Balance December 31, 2001	47,905	$4,791	$348,022	$73,996	$(20,006)	$406,803	$53,990
Net loss	—	—	—	(128,806)	—	(128,806)	(128,806)
Foreign currency translation adjustment	—	—	—	—	(4,556)	(4,556)	(4,556)
Stock issued, primarily for stock options exercised	101	10	297	—	—	307	—

Balance December 31, 2002	48,006	$4,801	$348,319	$(54,810)	$(24,562)	$273,748	$(79,372)

The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2000	2001	2002

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$65,147	$(92,354)	$(128,806)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	63,455	62,517	35,946
Minority interest	352	(232)	137
Gain on disposal of assets and investments	(450)	(863)	(5,520)
Bad debt expense	—	182,200	15,418
Write-down of assets	23,024	16,500	20,375
Cumulative change in accounting principle, net	—	—	25,671
Goodwill impairment	—	—	79,710
Deferred income tax provision (benefit)	981	719	(41,783)
Changes in assets and liabilities net of effect of acquisitions:
Accounts receivable, unbilled revenue and retainage, net	(109,470)	(17,121)	41,709
Inventories	(4,347)	(5,807)	(3,031)
Income tax refunds	—	(44,904)	53,414
Other assets, current and non-current portion	(56,665)	(525)	(35,701)
Accounts payable	(1,433)	(3,701)	(11,768)
Other liabilities, current and non-current portion	7,535	(41,617)	11,201

Net cash (used in) provided by operating activities	(11,871)	54,812	56,972

Cash flows from investing activities:
Capital expenditures	(52,638)	(43,915)	(18,965)
Cash paid for acquisitions and contingent consideration, net of cash acquired	(55,303)	(30,313)	(17,269)
Investments in unconsolidated companies and distribution to joint venture partner	(4,900)	(11,450)	—
Investment in life insurance policies	—	—	(1,840)
Repayment of notes receivable	1,100	—	—
Net proceeds from sale of assets and investments	54,065	2,336	14,280

Net cash used in investing activities	(57,676)	(83,342)	(23,794)

Cash flows provided by (used in) financing activities:
Proceeds (repayments) from revolving credit facilities, net	(71,538)	58,645	(71,107)
Proceeds from issuance of common stock	133,695	1,146	307

Net cash provided by (used in) financing activities	62,157	59,791	(70,800)

Net (decrease) increase in cash and cash equivalents	(7,390)	31,261	(37,622)
Net effect of translation on cash	(1,788)	(1,240)	(2,126)
Cash and cash equivalents — beginning of period	27,635	18,457	48,478

Cash and cash equivalents — end of period	$18,457	$48,478	$8,730

Supplemental disclosures of cash flow information:
Cash paid during the period for Interest	$18,042	$20,115	$19,576

Income taxes	$44,618	$10,016	$1,555

The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

      During the year ended December 31, 2000, we completed certain acquisitions which have been accounted for as purchases. The fair value of the net assets acquired excluding goodwill totaled $16.2 million and was comprised primarily of $26.9 million of accounts receivable, $9.4 million of property and equipment, $1.1 million of other assets and $5.8 million in cash, offset by $27.0 million of assumed liabilities. The excess of the purchase price over the net assets acquired was $73.4 million and was allocated to goodwill. The total purchase price of $89.6 million was paid by issuing $36.5 million of common stock (0.6 million shares) and notes and $53.1 million in cash. We also issued 207,171 shares of common stock with a value of $15.8 million related to the payment of contingent consideration from earlier acquisitions. Of the $15.8 million, $0.2 million was recorded as a reduction of other current liabilities and $15.6 million as additional goodwill. Additionally, $8.0 million of contingent consideration was paid in cash and was recorded as goodwill.

      During the year ended December 31, 2001, we completed certain acquisitions which have been accounted for as purchases. The fair value of the net assets excluding goodwill acquired totaled $2.6 million and was comprised primarily of $3.0 million of accounts receivable, $2.0 million of property and equipment, $0.5 million of other assets and $0.2 million in cash, offset by $3.1 million of assumed liabilities. The excess of the purchase price over the fair value of net assets acquired was $2.7 million and was allocated to goodwill. The total purchase price of $5.3 million is comprised of $4.0 million in cash and the balance in seller financing. We also paid approximately $25.9 million related to contingent consideration from earlier acquisitions of which $0.6 million was reflected as additional goodwill and $25.3 million reflected as a reduction in other current liabilities.

      During the year ended December 31, 2002, we paid approximately $17.3 million related to contingent consideration from earlier acquisitions that was reflected as a reduction in other current liabilities.

The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of the Business and Summary of Significant Accounting Policies

      We are a leading end-to-end communication, broadband and energy infrastructure service provider for a broad range of clients in North America and Brazil. We design, build, install, maintain, upgrade and monitor internal and external networks and other facilities for our clients. We are one of the few national, multi-disciplinary infrastructure providers that furnishes a comprehensive solution to our clients’ infrastructure needs ranging from basic installation and construction to sophisticated engineering, design and integration. Our diverse and long-standing client base, experienced management and integrated value added service offering provide a stable base of repeat business and enable us to quickly and efficiently meet client demands.

      A summary of the significant accounting policies followed in the preparation of the accompanying consolidated financial statements is presented below:

      Management Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. The more significant estimates relate to our revenue recognition, allowance for doubtful accounts, intangible assets, accrued insurance, income taxes, litigation and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for our judgments about our results and the carrying values of our assets and liabilities. Actual results and values may differ from these estimates.

      Principles of Consolidation. The consolidated financial statements include MasTec, Inc. and its subsidiaries. Other parties’ interests in consolidated entities are reported as minority interests. All material intercompany accounts and transactions have been eliminated.

      Reclassifications. Certain prior year amounts have been reclassified to conform to the 2002 presentation.

      Comprehensive Income (loss). As reflected in the consolidated statements of changes in shareholders’ equity, comprehensive income is a measure of net income and all other changes in equity that result from transactions other than with shareholders. Comprehensive loss consists of net loss and foreign currency translation adjustments. Our comprehensive income (losses) for the years ended December 31, 2000, 2001 and 2002 were $64.2 million, $(95.5) million and $(133.4) million, respectively.

      Foreign Currency. We operate in Brazil, which is subject to greater political, monetary, economic and regulatory risks than our domestic operations. Assets and liabilities of foreign subsidiaries and equity with a functional currency other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the end of the reporting period. Foreign entity revenue and expenses are translated into U.S. dollars at the average rates that prevailed during the period. The resulting net translation gains and losses are reported as foreign currency translation adjustments in shareholders’ equity as a component of other accumulated comprehensive income. Exchange gains and losses on transactions and equity investments denominated in a currency other than their functional currency are included in results of operations as incurred.

      Revenue Recognition. Revenue and related costs for short-term construction projects (i.e., generally projects with a duration of less than one month) are recognized as the services are rendered, generally using units of output. Revenue generated by certain long-term construction contracts are accounted for by the percentage of completion method under which income is recognized based on the ratio of estimated cost incurred to total estimated contract cost. We follow this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Recognized revenue and profits are subject to revisions as the contract progresses to completion. Revisions in profit

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimates are charged to income in the period in which the facts that give rise to the revision become known. We also provide management, coordination, consulting and administration services for network infrastructure projects. Compensation for such services is recognized ratably over the term of the service agreement. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

      Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Any costs in excess of billings are classified as current assets. Work in process on contracts is based on work performed but not billed to clients as per individual contract terms.

      Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. Management analyzes historical bad debt experience, client concentrations, client credit-worthiness, the availability of mechanic’s and other liens, the existence of payment bonds and other sources of payment, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

      Earnings per share. Basic earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share include the dilutive effect of stock options using the treasury stock method. The difference between the weighted average common shares outstanding used to calculate basic and diluted earnings per share relates to stock options assumed exercised under the treasury method of accounting of approximately 1,984,000 for the year ended December 31, 2000. Included in the diluted earnings per share computation are approximately 167,000 shares for the year ended December 31, 2000 to be issued in connection with an acquisition of a network service provider. Potentially dilutive shares for the year ended December 31, 2001 and 2002 totaling 199,000 and 74,000 shares, respectively, were not included in the diluted per share calculation because their effect would be anti-dilutive. Accordingly, for the years ended December 31, 2001 and 2002, diluted net loss per common share is the same as basic net loss per common share.

      Cash and cash equivalents. We consider all short-term investments with maturities of three months or less when purchased to be cash equivalents. At December 31, 2001 and 2002, we had cash and cash equivalents denominated in Brazilian reals that translate to approximately $4.0 million and $1.5 million, respectively.

      Inventories. Inventories (consisting principally of materials and supplies) are carried at the lower of first-in, first-out cost or market. During 2002, the Company recorded an obsolescence reserve of $5.2 million in “Costs of revenue” in the consolidated statement of operations.

      Property and equipment. Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful lives of the improvements. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for betterments and major improvements are capitalized and depreciated over the remaining useful life of the asset. The carrying amounts of assets sold or retired and related accumulated depreciation are eliminated in the year of disposal and the resulting gains and losses are included in other income or expense.

      Deferred Financing Costs. Deferred financing costs related to the Company’s revolving credit facility and the senior subordinated notes whose short and long-term portions are included in other current and non-current assets in the consolidated balance sheets are amortized over the related terms of the debt using the effective interest method. The net deferred financing costs were $3.1 million and $6.2 million at December 31, 2001 and 2002, respectively.

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Software Capitalization. The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. These capitalized software costs are included in “Property and equipment, net” in the consolidated balance sheets and are being amortized ratably over a period not to exceed seven years.

      Intangibles and Other Long Lived Assets. Intangibles, long-lived assets and goodwill are recorded at estimated fair value. Intangibles are amortized on a straight-line basis over periods of up to 5 years. We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

      In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill be assessed at least annually for impairment by applying a fair-value based test. Goodwill is no longer amortized over its estimated useful life. In addition, acquired intangible assets are required to be recognized and amortized over their useful lives if the benefit of the asset is based on contractual or legal rights. Effective January 1, 2002, we adopted SFAS No. 142 resulting in a write-down of our goodwill, net of tax, in the amount of $25.7 million, which is reflected in our consolidated financial statements as a cumulative effect due to a change in accounting principle as discussed in Note 2. Impairment losses subsequent to adoption are performed during the fourth quarter of each year starting in the fourth quarter of 2002 and are reflected in operating income or loss in the consolidated statement of operations. During the fourth quarter of 2002, we recorded an additional impairment charge of $79.7 million which is reflected in operating losses in the consolidated statement of operations for the year ended December 31, 2002.

      In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale.

      The Company reviews its long-lived assets, including property and equipment that are held and used in its operations for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, as required by FAS 144. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows, less the future outflows necessary to obtain those inflows, expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related assets, the Company will recognize an impairment loss or review its depreciation policies as may be appropriate. The Company records impairment losses resulting from such abandonment in operating income. Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less costs to sell. Write-downs to fair value less costs to sell are reported above the operating income line as other expense. We adopted SFAS No. 144 effective January 1, 2002. See Note 5 for discussion of impairment losses recognized in 2002.

      Accrued Insurance. The Company is insured for worker’s compensation, employers’ liability, auto liability, and general liability claims subject to a $1.0 million deductible per claim. Losses up to the deductible amounts are accrued based upon the Company’s estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. The accruals are based upon known facts and historical trends and management believes such accruals to be accurate. Because the Company retains those risks, up to certain limits, a change in experience or actuarial assumptions that did not affect the rate of claims payments could nonetheless materially affect results of operations in a particular period.

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income Taxes. We record income taxes using the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the financial statement and income tax bases of our assets and liabilities. We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our balance sheet. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that we determine that we will not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination is made.

      Stock Based Compensation. The Company accounts for its stock-based award plans in accordance with Accounting Principle Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, under which compensation expense is recorded to the extent that the current market price of the underlying stock exceeds the exercise price. Note 9 provides the assumptions used to calculate the pro forma net income (loss) and pro forma earnings (loss) per share disclosures as if the stock-based awards had been accounted for using the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. The required pro forma disclosures are as follows:

	2000	2001	2002

	(in thousands, except per share data)
Net income (loss)
As reported	$65,147	$(92,354)	$(128,806)
Pro forma	$41,707	$(106,944)	$(134,196)
Net income (loss)
Basic:
As reported	$1.40	$(1.93)	$(2.69)
Pro forma	$0.90	$(2.24)	$(2.80)
Net income (loss)
Diluted:
As reported	$1.35	$(1.93)	$(2.69)
Pro forma	$0.86	$(2.24)	$(2.80)

      Fair Value of Financial Instruments. We estimate the fair market value of financial instruments through the use of public market prices, quotes from financial institutions and other available information. Judgment is required in interpreting data to develop estimates of market value and, accordingly, amounts are not necessarily indicative of the amounts that we could realize in a current market exchange. Our short-term financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other liabilities, consist primarily of instruments without extended maturities, the fair value of which, based on management’s estimates, equaled their carrying values. At December 31, 2001 and 2002, the fair value of senior subordinated notes was $163.7 million and $170.5 million, respectively, based on quoted market values. We use letters of credit to back certain insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

      New Pronouncements. In May 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds the automatic treatment of gains or losses from extinguishment of debt as extraordinary

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

unless they meet the criteria for extraordinary items as outlined in APB Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various technical corrections to existing pronouncements. The provisions of SFAS No. 145 related to the rescission of FASB Statement 4 are effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. All other provisions of SFAS No. 145 are effective for transactions occurring after May 15, 2002, with early adoption encouraged. We do not anticipate that adoption of SFAS No. 145 will have a material effect on our results of operations or financial position.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires the recording of costs associated with exit or disposal activities at their fair values only once a liability exists. Under previous guidance, certain exit costs were accrued when management committed to an exit plan, which may have been before an actual liability arose. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. We do not anticipate that adoption of SFAS No. 146 will have a material effect on our results of operations or financial position.

      In December 2002, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of FASB Statement No. 123” (“SFAS 148”) which is effective for years ending after December 15, 2002. SFAS 148 amends Statement of Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net earnings of an entity’s accounting policy decisions with respect to stock-based compensation. Finally, SFAS 148 amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure about those effects in interim financial information. We will continue to apply APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock-based compensation plans, which continues to be allowed under SFAS 123, as amended by SFAS 148. In addition, we have made the required prominent disclosure with respect to stock-based compensation in Note 9 of the Notes to the Consolidated Financial Statements and will include the additional required disclosures in all future interim financial statements.

Note 2 — Goodwill and Other Intangible Assets

      As discussed in Note 1, in January 2002 we adopted SFAS No. 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter.

      Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value as determined using a discounted cash flow methodology applied to the particular unit. This methodology differs from MasTec’s previous policy, in accordance with accounting standards existing at that time, of using undiscounted cash flows on an enterprise-wide basis to determine recoverability. Upon adoption of SFAS No. 142 in the first quarter of 2002, we recorded a one-time, non-cash charge of approximately $25.7 million net of $13.8 million tax benefit to reduce the carrying value of our goodwill. This charge is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations. The SFAS No. 142 goodwill impairment recorded in the first quarter is associated with goodwill resulting from the acquisition of various inside plant infrastructure businesses and is based on discounting our projected future cash flows for these companies. During 2001, our inside

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

plant infrastructure businesses experienced losses due to a decrease in demand for services from telecommunications equipment manufacturers, competitive local exchange carriers and corporate clients. Based on that trend, our earnings forecasts were revised, resulting in an impairment of the goodwill associated with our acquisitions of businesses that provide these services.

      During the fourth quarter of 2002, we performed an annual review of goodwill for impairment. The review resulted in a goodwill impairment charge of approximately $79.7 million ($51.9 million, net of tax) and is based, in part, on an overall decline in the market value of our stock and market values of other companies that serve our industry. Impairment adjustments recognized after adoption are required to be recognized as operating expenses and have been presented under “Goodwill impairment” on the accompanying consolidated statements of operations. The primary factors contributing to the impairment charge was the overall deterioration of the business climate during 2002, the continued depression in the Company’s stock price, and the expected termination of various operations as a result of our restructuring plan (see Note 7).

      A summary of changes in the Company’s goodwill for the year ended December 31, 2002 is as follows (in thousands):

Balance as of January 1, 2002.	$264,826
Transitional impairment	(39,512)
Annual evaluation	(79,710)
Other reclassifications	5,380

Balance as of December 31, 2002	$150,984

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth our results for the years ended December 31, 2000 and 2001, which are presented on a basis comparable to the 2002 results, adjusted to exclude amortization expense related to goodwill:

	Year Ended December 31,

	2000	2001	2002

Income (loss) before cumulative effect of accounting change, as reported	$65,147	$(92,354)	$(103,135)
Adjustments:
Goodwill amortization, net of tax	6,857	6,234	—

Income (loss) before cumulative effect of accounting change, as adjusted	$72,004	$(86,120)	$(103,135)

Net income (loss), as reported	$65,147	$(92,354)	$(128,806)
Adjustments:
Goodwill amortization, net of tax	6,857	6,234	—

Net income (loss), as adjusted	$72,004	$(86,120)	$(128,806)

Basic earnings per share:
Net income (loss), as reported	$1.40	$(1.93)	$(2.69)
Adjustments:
Goodwill amortization, net of tax	0.15	0.13	—

Net income (loss), as adjusted	$1.55	$(1.80)	$(2.69)

Diluted earnings per share:
Net income (loss), as reported	$1.35	$(1.93)	$(2.69)
Adjustments:
Goodwill amortization, net of tax	0.14	0.13	—

Net income (loss), as adjusted	$1.49	$(1.80)	$(2.69)

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3 — Other Assets and Liabilities

      Other non-current assets consists of the following as of December 31, 2001 and 2002 (in thousands):

	2001	2002

Long-term receivables, including retainage	$12,236	$11,311
Non-core investments	10,132	12,122
Real estate held for sale	5,473	1,683
Deferred finance costs, net	2,616	4,834
Cash surrender value of insurance policies	1,774	3,402
Non-compete agreement, net	1,323	810
Other	7,346	4,728

Total	$40,900	$38,890

      Other current and non-current liabilities consists of the following as of December 31, 2001 and 2002 (in thousands):

Current liabilities	2001	2002

Obligations related to prior acquisitions	$21,246	$4,919
Accrued compensation	20,727	21,302
Accrued insurance	10,448	11,354
Accrued severance	7,250	571
Accrued interest	6,819	6,480
Other	1,920	21,070

Total	$68,410	$65,696

Non-current liabilities	2001	2002

Accrued insurance	$15,626	$18,521
Net deferred tax liability	10,011	—
Minority interest	2,170	1,797
Other	3,095	1,896

Total	$30,902	$22,214

Note 4 — Accounts Receivable

      Accounts receivable, classified as current, consist of the following (in millions):

	2001	2002

Contract billings	$207.5	$157.7
Retainage	18.2	15.3
Unbilled revenue	46.0	38.0

Total	271.7	211.0
Less Allowance for doubtful accounts	20.0	25.8

Accounts receivable, net	$251.7	$185.2

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Retainage, which has been billed but is not due until completion of performance and acceptance by clients, is expected to be collected within one year. Any retainage expected to be collected beyond a year is recorded in long-term other assets.

	For the Twelve Months Ended

	December 31,	December 31,	December 31,
	2000	2001	2002

	($ amounts in millions)
Allowance for doubtful accounts at beginning of year	$9.7	$11.0	$20.0
Additions charged to bad debt expense	6.6	185.5	15.4
Amounts charged against the allowance, net of recoveries and reclasses	(5.3)	(176.5)	(9.6)

Allowance for doubtful accounts at end of year	$11.0	$20.0	$25.8

Note 5 — Property and Equipment

      Property and equipment is comprised of the following as of December 31, 2001 and 2002 (in thousands):

			Estimated
			Useful
			Lives
	2001	2002	(In Years)

Land	$6,892	$6,451
Buildings and leasehold improvements	12,953	12,321	5 - 40
Machinery and equipment	290,606	253,135	2 - 15
Office furniture and equipment	29,544	39,726	3 - 5

	339,995	311,633
Less-accumulated depreciation	(188,221)	(193,158)

	$151,774	$118,475

      Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the assets carrying amount to determine if an impairment of such asset is necessary. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.

      A review of the carrying value of property and equipment was conducted during the fourth quarter of 2002 in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This review was conducted in connection with the Company’s plan of exiting businesses that did not have adequate revenue or margins to support the desired level of profitability and consideration of changes in the business environment which caused change in the extent and manner in which these assets were being used (see Note 7).

      An impairment loss of $12.8 million, including $3.1 million relating to assets held and used, has been recognized and is presented as “Other expense” on the accompanying Consolidated Statement of Operations for property and equipment whose carrying value was not recoverable (carrying value exceeded undiscounted cash flows expected to result from the use and eventual disposition of the assets) and exceeded its fair market value. Fair market value was determined by independent valuations.

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As a result of the review, included in property and equipment on the accompanying Consolidated Balance Sheet is property and equipment that is held and used, the carrying amount of which is $3.0 million. These assets held and used are expected to be disposed of by selling them to third parties within the next 12 months.

Note 6 — Debt

      Debt is comprised of the following at December 31, 2001 and 2002 (in thousands):

	2001	2002

Revolving credit facility at LIBOR plus 2.25% or 4.18% for 2001; and base rate plus 1.0 or 5.25% for base rate loans and LIBOR + 2.50% for LIBOR loans for 2002	$70,000	$—
Notes payable for equipment, at interest rates from 7.5% to 8.5% due in installments through the year 2004	2,397	1,955
Other revolving debt	1,520	827
7.75% senior subordinated notes due February 2008	195,832	195,860

Total debt	269,749	198,642
Less current maturities	(1,892)	(1,207)

Long-term debt	$267,857	$197,435

Revolving Credit Facility

      We have a credit facility for U.S. operations that provides for borrowings up to an aggregate of $125.0 million, based on a percentage of eligible accounts receivable and unbilled receivables as well as a fixed amount of equipment that decreases quarterly. Although the credit facility provides for borrowings of up to $125.0 million, the amount that can be borrowed at any given time is based upon a formula that takes into account, among other things, our eligible billed and unbilled accounts receivable, which can result in borrowing availability of less than the full amount of the facility. As of December 31, 2002, availability under the credit facility totaled $39 million net of outstanding standby letters of credit aggregating $47 million. Substantially all of the outstanding letters of credit are all issued to the Company’s insurance providers as part of the Company’s insurance program. We had no outstanding draws under the credit facility as of December 31, 2002. Amounts outstanding under the revolving credit facility mature on January 22, 2007. The credit facility is collateralized by a first priority security interest in substantially all of our U.S. assets and a pledge of the stock of certain of our operating subsidiaries. Interest under the facility accrues at rates based, at our option, on the agent bank’s base rate plus a margin of between 0.50% and 1.50% or its LIBOR rate (as defined in the credit facility) plus a margin of between 2.0% and 3.0% each depending on certain financial thresholds. The facility includes an unused facility fee of 0.50%, which may be adjusted to as low as 0.375% or as high as 0.625% depending on the achievement of certain financial thresholds.

      The credit facility, as amended in March 2003, contains customary events of default (including cross-default) provisions and covenants related to our North American operations that prohibit, among other things, making investments and acquisitions in excess of a specified amount, incurring additional indebtedness in excess of a specified amount, paying cash dividends, making other distributions in excess of a specified amount, making capital expenditures in excess of a specified amount, creating liens, prepaying other indebtedness, including our 7.75% senior subordinated notes, and engaging in certain mergers or combinations without the prior written consent of the lenders. In addition, deterioration in the quality of our billed and unbilled receivables will reduce availability under our credit facility.

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The credit facility, as amended in March 2003, contains certain financial covenants that require us to maintain:

(a) tangible net worth

(i) on or after March 31, 2002 and on or prior to December 31, 2002 of $180.0 million plus an amount equal to 50% of net income from North American operations with certain adjustments for non-recurring charge amounts for the period from September 30, 2002 through December 31, 2002 and (ii) any time after December 31, 2002 the greater of our tangible net worth from North American operations and $167.0 million less $10.0 million, plus an amount equal to 50% of net income from North American operations from January 1, 2003 through the date of determination, and

(b) a minimum fixed charge coverage ratio (all as defined in the credit facility) of at least:

(i) for calendar year, 2002, of at least 2.0:1 for the successive periods of three, four, five, six, seven, eight, nine, ten, eleven and twelve consecutive calendar months beginning January 1, 2002 and for calendar year 2003 of at least:

(ii) 1.10:1 for the successive periods of three, four and five consecutive calendar months beginning January 1, 2003;

(iii) 1.25:1 for the successive periods of six, seven and eight consecutive calendar months beginning January 1, 2003;

(iv) 1.50:1 for the successive periods of nine, ten and eleven consecutive calendar months beginning on January 1, 2003;

(v) 1.75:1 for the period of 12 consecutive calendar months ending on December 31, 2003 and

(vi) 2.0:1 for the period of 12 consecutive months ending on or after January 31, 2004.

      As of December 31, 2002 we were in compliance with all of the covenants under the credit facility, as amended in March 2003. During 2002, we amended the credit facility to provide a sub-facility for the issuance of letters of credit to secure our potential obligations under casualty insurance programs, to exclude a portion of the cost of implementing our new management information system, and to modify certain financial covenants. Failure to achieve certain results could cause us not to meet these covenants in the future.

      Our variable rate credit facility exposes us to interest rate risk. However, we believe that changes in interest rates should not materially affect our financial position, results of operations or cash flows since at December 31, 2002 we had no borrowings under our credit facility.

Senior Subordinated Notes

      We have $200.0 million, 7.75% senior subordinated notes due in February 2008, with interest due semi-annually, of which $195.9 million, net of discount, is outstanding as of December 31, 2002. The notes also contain default (including cross-default) provisions and covenants restricting many of the same transactions as under our credit facility.

      We had no holdings of derivative financial or commodity instruments at December 31, 2002.

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The maturities of long-term debt obligations (excluding capital leases) as of December 31, 2002, are as follows (in thousands):

2003	$1,207
2004	1,575
2005	—
2006	—
2007	—
Thereafter	195,860

Total	$198,642

Note 7 — Restructuring Charges

      During the second quarter of 2002, we initiated a study to determine the proper balance of downsizing and cost cutting in relation to our ability to respond to current and future work opportunities in each of our service offerings. The review not only evaluated our current operations, but also the growth and opportunity potential of each service offering as well as the consolidation of back-office processes. As a result of this review, we implemented a restructuring program which included four categories to accomplish:

•	Elimination of service offerings that no longer fit into our core business strategy. This process includes reducing or eliminating service offerings that do not fit our long-term business plan.

•	Reduce or eliminate services that do not produce adequate revenue or margins to support the level of profitability, return on investment or investments in capital resources. This includes exiting contracts that do not meet the minimum rate on return requirements and aggressively seeking to improve margins and reduce costs.

•	Analyze businesses that provide adequate profit contributions but still need margin improvements which includes aggressive cost reductions and efficiencies.

•	Review new business opportunities in similar business lines that can utilize our existing human and physical resources.

      The elements of the restructuring program included involuntary terminations of employees in affected service offerings and the consolidation of facilities. The plan resulted in a pre-tax charge of operations of $3.7 million. The involuntary terminations impacted both the salaried and hourly employee groups. The total employees impacted was approximately 1025. As of December 31, 2002, all employees have been terminated and a balance of $0.6 million severance and benefit costs remains to be paid. We also closed approximately 25 facilities during 2002 as part of the program and anticipate further office closures in 2003. As of December 31, 2002, we have remaining obligations under existing lease agreements for closed facilities of approximately $2.1 million.

      In addition to the costs noted above, we paid a consulting firm approximately $4.6 million to assist us in preparing the plan, all of which was expensed in 2002 as the plan was complete as of December 31, 2002. We also recognized valuation allowances and impairment losses related to property and equipment of $12.8 million in connection with the restructuring plan.

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a reconciliation of the restructuring accruals as of December 31, 2002 (in thousands):

Severance costs(1)	$1,075
Lease cancellation costs(2)	2,585

3,660
Cash payments	(925)

Accrued costs at December 31, 2002	$2,735

(1)	Severance costs of $0.9 million are reflected in costs of revenue and $0.2 million is reflected in general and administrative.

(2)	Lease cancellation costs are reflected in costs of revenue.

Note 8 — Lease Commitments

      We have operating lease agreements for our premises and equipment that expire on various dates. The operating lease agreements are subject to escalation. Rent expense for the years ended December 31, 2000, 2001 and 2002 was approximately $14.4 million, $19.0 million and $18.5 million, respectively.

      Minimum future lease commitments under non-cancelable operating leases in effect at December 31, 2002 were as follows (in thousands):

2003	$13,660
2004	9,142
2005	4,791
2006	2,035
2007	1,404
Thereafter	234

Total minimum lease payments	$31,266

Note 9 — Retirement and Stock Option Plans

      We have a 401(k) plan covering all eligible employees. Subject to certain dollar limits, eligible employees may contribute up to 15% of their pre-tax annual compensation to the plan. We currently match company common stock 50% of the employee contributions up to 2% of their gross salary and may make discretionary contributions in amounts determined by the Board of Directors. Our matching contributions in the form of Company Common Stock charged to earnings were approximately $2,077,000, $1,997,000 and $806,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

      The Company has granted options to purchase its common stock to employees and directors of the Company and its affiliates under various stock option plans at no less than the fair market value of the underlying stock on the date of grant. These options are granted for a term not exceeding ten years and are forfeited in the event the employee or director terminates his or her employment or relationship with the Company or one of its affiliates. All option plans contain anti-dilutive provisions that require the adjustment of the number of shares of the Company common stock represented by each option for any stock splits or dividends.

      We have three stock option plans in effect as of December 31, 2002: the 1994 Employee Stock Incentive Plan (the “1994 Plan”), the 1994 Stock Option Plan for Non-Employee Directors (the “Directors’ Plan”) and the 1999 Non-Qualified Employee Stock Option Plan (the “Non-Qualified Plan”).

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Typically, options under these plans are granted at fair market value at the date of grant, vest between three to five years after grant and terminate no later than 10 years from the date of grant.

      Under these plans there were a total of 2,028,798, 1,118,253 and 815,855 options available for grant at December 31, 2000, 2001 and 2002, respectively. The 1994 Plan and the Directors Plan expire in 2004. In addition, there are 286,450 options outstanding under individual option agreements with varying vesting schedules at exercise prices ranging from $2.56 to $17.67 with terms up to 10 years. We also have a 1997 non-qualified employee stock purchase plan under which eligible employees may purchase common stock of the company through payroll deductions or in a lump sum at a 15% discount from fair market value.

      The following is a summary of all stock option transactions:

		Weighted	Stock Fair
	Weighted	Average	Value of
	Average	Exercise	Options
	Options	Price	Granted

Outstanding December 31, 1999	5,855,940	$16.81
Granted	711,820	32.28	$20.39
Exercised	(584,794)	10.98
Canceled	(151,604)	20.44

Outstanding December 31, 2000	5,831,362	19.07
Granted	1,341,794	10.88	$7.79
Exercised	(7,693)	11.26
Canceled	(440,076)	23.15

Outstanding December 31, 2001	6,725,387	17.18
Granted	933,500	5.41	$3.84
Exercised	—	—
Canceled	(622,275)	22.50

Outstanding December 31, 2002	7,036,612	$15.32

      The following tables summarize information about stock options outstanding:

	As of December 31, 2002

	Stock Options Outstanding			Options Exercisable

		Weighted
		Average
		Remaining	Weighted		Weighted
Range of	Number of	Contractual	Average	Number of	Average
Exercise Prices	Stock Options	Life	Exercise Price	Stock Options	Exercise Price

$ 2.56 – 3.34	195,000	5.37	$3.16	45,000	$2.56
3.42 – 6.14	1,116,966	5.14	5.30	579,175	5.30
6.19 – 14.98	2,834,777	5.05	12.51	2,175,201	12.96
15.02 – 21.25	1,866,191	6.52	19.27	1,750,254	19.45
25.58 – 36.88	993,178	4.21	28.67	753,958	28.40
39.91 – 45.08	30,500	4.36	43.64	20,335	43.64

$ 2.56 – 45.08	7,036,612	5.34	$15.32	5,323,923	$16.48

      As of December 31, 2000 we had 2,982,238 of options which were exercisable at a weighted average exercise price of $14.86. As of December 31, 2001 we had 4,276,377 which were exercisable at a weighted average exercise price of $16.90.

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      We have elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for our employees’ stock options. Pursuant to APB No. 25, no compensation cost has been recognized.

      We have reflected below the 2000, 2001 and 2002 earnings and the pro forma earnings as if compensation expense relative to the fair value of the options granted had been recorded under the provisions of SFAS No. 123 “Accounting for Stock-Based Compensation.” The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following assumptions used for grants in 2000, 2001 and 2002, respectively: a five, five and seven year expected life; volatility factors of 60%, 79% and 74%; risk-free interest rates of 5.75%, 3.50% and 3.0%; and no dividend payments.

	2000	2001	2002

Net income (loss) (in thousands):
As reported	$65,147	$(92,354)	$(128,806)

Pro forma	$41,707	$(106,944)	$(134,196)

Basic earnings (loss) per share:
As reported	$1.40	$(1.93)	$(2.69)
Pro forma	$0.90	$(2.24)	$(2.80)
Diluted earnings (loss) per share:
As reported	$1.35	$(1.93)	$(2.69)
Pro forma	$0.86	$(2.24)	$(2.80)

Note 10 — Income Taxes

      The provision (benefit) for income taxes before cumulative change in accounting principle consists of the following (in thousands):

	2000	2001	2002

Current:
Federal	$36,669	$(46,068)	$(22,220)
Foreign	354	220	498
State and local	7,873	(9,729)	(1,968)

	44,896	(55,577)	(23,690)

Deferred:
Federal	727	508	(32,731)
Foreign	—	—	(444)
State and local	254	211	(8,608)

	981	719	(41,783)

Provision (benefit) for income taxes	$45,877	$(54,858)	$(65,473)

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of significant items comprising our net deferred tax (liability) asset as of December 31, 2001 and 2002 are as follows (in thousands):

	2001	2002

Current:
Deferred tax assets
Non-compete	$6,211	$4,681
Bad debts	6,710	7,429
Accrued self insurance	7,484	9,947
Operating loss and tax credit carry forward	974	34,159
Other	2,674	3,592
Goodwill	—	18,873

Subtotal	24,053	78,681
Deferred tax liabilities:
Accounts receivable retainage	10,187	9,317
Property and equipment	15,946	8,270
Basis differences in acquired assets	2,027	1,979
Other	5,904	11,415

Total deferred tax liabilities	34,064	30,981

Net deferred tax (liability) asset	$(10,011)	$47,700

      At December 31, 2002, the Company has approximately $65.0 million of net operating loss carry forwards for U.S. federal income tax purposes that expire in 2022. Additionally, the Company has net operating loss carryforwards for U.S. state and local purposes that expire from 2005 to 2022.

      In assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the projected future taxable income and prudent and feasible tax planning strategies in making this assessment. Accordingly, no valuation allowance is recorded at December 31, 2002.

      A reconciliation of U.S. statutory federal income tax expense on the earnings from continuing operations is as follows:

	2000	2001	2002

U.S. statutory federal rate applied to pretax income	35%	(35)%	(35)%
State and local income taxes	5	(4)	(5)
Amortization and impairment	1	1	2
Non-deductible expenses	1	1	—
Other	(1)	—	—

Provision (benefit) for income taxes	41%	(37)%	(38)%

      The IRS is currently auditing the year ended December 31, 1999 and certain other years as a result of net operating losses carried back in 2001. We believe that the ultimate disposition of this matter will not have a material adverse effect on our consolidated financial statements.

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Operations by Geographic Areas and Segments

      We operate in one reportable segment as a specialty contractor. We design, build, install, maintain and upgrade aerial, underground, and buried fiber-optic, coaxial and copper cable systems owned by local and long distance communications carriers, cable television multiple system operators, energy system and various federal, state and local governmental agencies. Additionally, we provide similar services related to the installation of integrated voice, data and video local and wide area networks within office buildings and similar structures and also provide construction and maintenance services to electrical and other utilities. All of our operating units have been aggregated into one reporting segment due to their similar client bases, products and production and distribution methods. We also operate in Brazil through an 87.5% joint venture that we consolidate net of a 12.5% minority interest after tax. Our Brazilian based operations perform similar services and for the years ended December 31, 2000, 2001 and 2002 had revenue of $55.3 million, $57.9 million and $41.8 million, respectively. Total assets for Brazil aggregated $33.9 million and $35.3 million as of December 31, 2001 and December 31, 2002, respectively.

Note 12 — Commitments and Contingencies

      In November of 1997, the Company filed two suits against Miami-Dade County seeking unpaid amounts due under several contracts between the Company and the county for road repair, paving, sidewalk construction and road stripping. Miami-Dade County filed counterclaims seeking recovery of amounts paid by the county to the Company for work that was not actually performed by one of the Company’s subcontractors. Following a mediation that occurred in December of 2002, the Company and Miami-Dade County settled all claims arising out of the litigation with the Company making payment to Miami-Dade County in the amount of $2.25 million in February 2003. Following the settlement, the litigation has been dismissed.

      The labor union representing the workers of Sistemas e Instalaciones de Telecomunicación S.A. (“Sintel”), a former MasTec subsidiary, has instigated an investigative action with a Spanish federal court that commenced in July 2001 alleging that five former members of the board of directors of Sintel, including Jorge Mas, the Chairman of the Board of MasTec, and his brother Juan Carlos Mas, approved a series of allegedly unlawful transactions that led to the bankruptcy of Sintel. We are also named as a potentially liable party. The union alleges Sintel and its creditors were damaged in the approximate amount of 13 billion pesetas ($81.9 million at December 31, 2002 exchange rates). As discussed in prior filings, the Spanish judge has taken no action to enforce a bond order pending since July 2001 for the amount of alleged damages. A Spanish judge has met with certain of our executives, but neither we nor our executives have been served in the action.

      On January 9, 2002, Harry Schipper, a MasTec shareholder, filed a shareholder derivative lawsuit in the U.S. District Court for the Southern District of Florida against us as nominal defendant and against certain current and former members of the Board of Directors and senior management, including Jorge Mas, our Chairman of the Board, and Austin J. Shanfelter, our President and Chief Executive Officer. The lawsuit alleges mismanagement, misrepresentation and breach of fiduciary duty as a result of a series of allegedly fraudulent and criminal transactions, including both the matters described above, the severance we paid our former chief executive officer, and our investment in and financing of a client that subsequently filed for bankruptcy protection, as well as certain other matters. The lawsuit seeks damages and injunctive relief against the individual defendants on MasTec’s behalf. The Board of Directors has formed a special committee, as contemplated by Florida law, to investigate the allegations of the complaint and to determine whether it is in the best interests of MasTec to pursue the lawsuit. The lawsuit has been administratively dismissed without prejudice by agreement of the parties to permit the committee to complete its investigation. On July 16, 2002, Mr. Schipper made a supplemental demand on our Board of Directors by letter to investigate allegations that (a) we reported greater revenue in an unspecified amount

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on certain contracts than permitted under the contract terms and (b) we recognized between $3-$5 million in income for certain projects on the books of two separate subsidiaries. These additional allegations have also been referred to the special committee for investigation.

      We believe we have meritorious defenses to the actions described above. We are also a party to other pending legal proceedings arising in the normal course of business. While complete assurance cannot be given as to the outcome of any legal claims, we believe that any financial impact would not be material to our results of operations, financial position or cash flows.

      We have commitments to pay life insurance premiums on policies on the life of our chairman of the board and our chief executive officer totaling $22.9 million over the next nineteen years, obligations related to acquisitions of $4.9 million, capital leases totaling $2.3 million, operating lease commitments of $31.3 million and revolving debt of $0.1 million.

      Our operations in Brazil are subject to the risks of political, currency, economic or social instability, including the possibility of expropriation, confiscatory taxation, hyper-inflation or other adverse regulatory or legislative developments, or limitations on the repatriation of investment income, capital and other assets. We cannot predict whether any of these factors will occur in the future or the extent to which such factors would have a material adverse effect on our Brazilian operations.

      In certain circumstances, the Company is required to provide performance bonds in connection with its contractual commitments.

Note 13 — Concentrations of Risk

      In the course of its operations, the Company is subject to certain risk factors, including, but not limited to risks related to rapid technological and structural changes in the industries the Company serves, internal growth and operating strategies, economic downturn, collectibility of receivables, acquisition integration and financing, significant fluctuations in quarterly results, contracts, management of growth, dependence on key personnel, availability to qualified employees, competition, recoverability of goodwill, and potential exposures to environmental liabilities.

      We have clients throughout the United States, Canada and Brazil, which include some of the largest and most prominent companies in the communications, broadband and energy fields, as well as government agencies such as departments of transportation. Our clients include incumbent local exchange carriers, broadband and satellite operators, public and private energy providers, long distance carriers, financial institutions and wireless service providers. We grant credit, generally without collateral to our clients. Consequently, we are subject to potential credit risk related to changes in business and economic factors. However, we generally are entitled to payment for work performed and have certain lien rights on that work and concentrations of credit risk are limited due to the diversity of the client lease. We believe our billing and collection policies are adequate to minimize potential credit risk. No client accounted for more than 10% of revenues during the years ended December 31, 2000, 2001 and 2002.

      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. Management analyzes historical bad debt experience, client concentrations, client credit-worthiness, the availability of mechanic’s and other liens, the existence of payment bonds and other sources of payment, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If our judgments regarding the collectibility of our accounts receivables were incorrect, adjustments to the allowance may be required, which would reduce our profitability. Prior to 2001, the allowance for doubtful accounts had averaged approximately $3.0 to $6.0 million annually, as we had not incurred significant bad debts or experienced significant client bankruptcies. However, during 2002 and 2001, we recorded bad debt provisions of $15.4 million and $185.5 million, respectively, primarily due to the unprecedented number of clients that filed for bankruptcy

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

protection during the year 2001 and general economic climate of 2002. As of December 31, 2002, we had remaining receivables from clients undergoing bankruptcy reorganization totaling $10.6 million net of $7.0 million in specific reserves. Based on the analytical process described above, management believes that we will recover the net amounts recorded. We maintain an allowance for doubtful accounts of $25.8 million as of December 31, 2002 for both specific clients and as a general reserve. There can be no assurance that we will collect the amounts reflected on our books for these clients as well as other clients. Should additional clients file for bankruptcy or experience difficulties, or should anticipated recoveries in existing bankruptcies and other workout situations fail to materialize, we could experience reduced cash flows and losses in excess of the current allowance.

Note 14 — Other Expense, Net

      For the year ended December 31, 2000 other expense, net is comprised primarily of a $26.3 million write-down of certain non-core international assets resulting from management’s review of the carrying value of such assets.

      For the year ended December 31, 2001 other expense, net is comprised primarily of an impairment charge of $6.5 million related to our equity investment in a client and a $10.0 million write-down of non-core international assets.

      For the year ended December 31, 2002 other expense, net is comprised primarily of the net of a $5.0 million gain on disposal of certain non-core assets, investments and excess equipment and a $13.2 million valuation allowance against assets held for sale and investments.

Note 15 — Quarterly Information (Unaudited)

      The following table presents unaudited quarterly operating results for the two years ended December 31, 2001 and 2002. We believe that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements and Notes thereto for the years ended December 31, 2001 and 2002.

	2001				2002
	Quarter Ended				Quarter Ended

	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

	(In thousands, except per share data)
Revenue	$337,212	$330,220	$302,243	$252,905	$203,782	$213,041	$231,758	$189,474
Net income (loss) before cumulative effect of accounting charge	$3,297	$(2,162)	$(75,241)	$(18,247)	$1,235	$1,798	$2,363	$(108,531)
Net income (loss)	$3,297	$(2,162)	$(75,241)	$(18,247)	$(24,436)	$1,798	$2,363	$(108,531)
Basic earnings (loss) per share before cumulative effect of accounting charge	$0.07	$(0.05)	$(1.57)	$(0.38)	$0.03	$0.04	$0.05	$(2.26)
Diluted earnings (loss) per share before cumulative effect of accounting charge	$0.07	$(0.05)	$(1.57)	$(0.38)	$0.03	$0.04	$0.05	$(2.26)
Basic earnings (loss) per share	$0.07	$(0.05)	$(1.57)	$(0.38)	$(0.51)	$0.04	$0.05	$(2.26)
Diluted earnings (loss) per share	$0.07	$(0.05)	$(1.57)	$(0.38)	$(0.51)	$0.04	$0.05	$(2.26)

MASTEC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In the first quarter of 2001, we recorded a reserve of $13.1 million, net of tax or $0.27 per share primarily due to clients filing for bankruptcy protection.

      In the second quarter of 2001, we recorded a reserve of $9.6 million, net of tax or $0.20 per share primarily due to clients filing for bankruptcy protection.

      In the third quarter of 2001, we recorded charges of $81.0 million, net of tax or $1.70 per share due to reserves relating to receivables, a write- down of non-core international assets and severance expense.

      In the fourth quarter of 2001, we recorded charges of $23.8 million, net of tax or $0.50 per share due to reserves relating to receivables.

      In the first quarter of 2002, we recorded an impairment charge of $25.7 million, net of tax or $(0.54) per share resulting from the initial implementation of FAS 142. The charge was recorded as a change in accounting principle.

      In the fourth quarter of 2002, we recorded charges of $15.4 million, reflecting additions to reserves relating to receivables, $18.4 million in valuation allowances and impairment losses related to certain assets held for sale and in use, investments, and inventory and $8.2 million, including consulting, related to restructuring. We also recorded a $79.7 million impairment charge relating to goodwill pursuant to FAS 142. These reserves and charges aggregated $121.7 million, ($76.8 million net of tax) or $1.60 per share.

14,250,000 Shares

MasTec, Inc.

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

KAUFMAN BROS., L.P.

MORGAN KEEGAN & COMPANY, INC.

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following statement sets forth the estimated amount of expenses (other than underwriting discounts and commissions) to be borne by the Registrant in connection with the Offerings:

SEC Registration Fee	$21,120
Legal Fees and Expenses	250,000
Accounting Fees and Expenses	150,000
Printing and Mailing Expenses	155,000
Miscellaneous Expenses	130,000

TOTAL FEES AND EXPENSES	$706,120

Item 15.	Indemnification of Directors and Officers

      Section 607.0831 of the Florida Business Corporation Act (the “Florida Act”) provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

      Section 607.0850 of the Florida Act provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation, against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Section 607.0850 further provides that such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this provision in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Section 607.0850 further provides that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification under the foregoing provisions, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide such indemnification, and despite any contrary determination by the corporation in a specific case, a director, officer, employee or agent of the corporation who is or was a party to a proceeding may apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.

      Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.

      The Registrant’s Articles of Incorporation provide that the Registrant shall indemnify to the fullest extent authorized by the Florida Act, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Registrant, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Registrant’s By-Laws provide that a director or officer may be paid expenses incurred in defending any proceeding in advance of its final disposition upon receipt by the Registrant of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.

      The Registrant has obtained primary and excess insurance policies insuring the directors and officers of the Registrant and its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on behalf of the Registrant, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

Item 16.	Exhibits

      The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

Exhibits	Description

1	Underwriting Agreement.*
4	Indenture, dated as of February 4, 1998, between the Registrant and First Trust National Association, as trustee, relating to the Registrant’s 7 3/4% Senior Subordinated Notes due 2008 (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-4, filed on February 13, 1998, Registration No. 333-46361).
5	Form of Opinion of Greenberg Traurig, P.A. regarding validity of the shares of Common Stock being offered.*
10.1	Employment Agreement dated January 7, 2004 between the Registrant and Donald Weinstein.
10.2	Sixth Amendment to the Revolving Credit and Security Agreement dated as of December 29, 2003, between MasTec Inc., certain of its subsidiaries, and Fleet Financial Corporation as agent.
23.1	Consent of Greenberg Traurig, P.A. (included in Exhibit 5 above).*
23.2	Consent of Ernst & Young LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24	Power of Attorney.

*	To be filed by amendment.

Item 17.	Undertakings

      a. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      c. The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 12th day of January, 2004.

MASTEC, INC.

By:	/s/ AUSTIN SHANFELTER

Austin Shanfelter
President, Chief Executive Officer and Director

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Austin J. Shanfelter and Donald P. Weinstein, singly, his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement or any registration statement relating to this offering to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JORGE MAS Jorge Mas	Chairman of the Board of Directors	January 9, 2004

/s/ AUSTIN J. SHANFELTER Austin J. Shanfelter	President, Chief Executive Officer and Director	January 9, 2004

/s/ DONALD P. WEINSTEIN Donald P. Weinstein	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 9, 2004

/s/ JOSE R. MAS Jose R. Mas	Executive Vice President and Vice Chairman of the Board of Directors	January 9, 2004

/s/ SHERRILL W. HUDSON Sherrill W. Hudson	Director	January 9, 2004

/s/ JULIA L. JOHNSON Julia L. Johnson	Director	January 9, 2004

Signature	Title	Date

/s/ JOSEPH P. KENNEDY, II Joseph P. Kennedy, II	Director	January 9, 2004

/s/ ARTHUR B. LAFFER Arthur B. Laffer	Director	January 9, 2004

/s/ WILLIAM L. SHIEBLER William L. Shiebler	Director	January 9, 2004

/s/ JOSE S. SORZANO Jose S. Sorzano	Director	January 9, 2004

/s/ JOHN VAN HEUVELEN John Van Heuvelen	Director	January 9, 2004

INDEX TO EXHIBITS

Exhibits	Description

10.1	Employment Agreement dated January 7, 2004 between the Registrant and Donald Weinstein.
10.2	Sixth Amendment to the Revolving Credit and Security Agreement dated as of December 29, 2003, between MasTec Inc., certain of its subsidiaries, and Fleet Financial Corporation as agent.
23.2	Consent of Ernst & Young LLP
23.3	Consent of PricewaterhouseCoopers LLP